As filed with the Securities and Exchange Commission on January 24, 1997 Registration No 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-6EL24

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

PACIFIC SELECT EXEC SEPARATE ACCOUNT OF
PACIFIC MUTUAL LIFE INSURANCE COMPANY
(Exact Name of Registrant)

PACIFIC MUTUAL LIFE INSURANCE COMPANY
(Name of Depositor)

700 Newport Center Drive
Newport Beach, California 92660
(Address of Depositor's Principal Executive Offices) (Zip Code)

Diane N. Ledger
Assistant Vice President
Pacific Mutual Life Insurance Company
700 Newport Center Drive
Newport Beach, California 92660
(Name and address of agent for service)

Copies of all communications to:

Jeffrey S. Puretz, Esq.
Dechert Price & Rhoads
1500 K Street, N.W., Suite 500
Washington, D.C.  20005


Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

Title of securities being registered: Interests in the Separate Account under Pacific Select Estate Preserver II Last Survivor Flexible Premium Variable Life Insurance Policies.

The Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940 and will file its Rule 24f-2 Notice for the fiscal year ending December 31, 1996, within the time period required by Section 24 of the Investment Company Act of 1940 and applicable regulations thereunder.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pacific Select Exec Separate Account of Pacific Mutual Life Insurance Company

CROSS-REFERENCE SHEET

Pursuant to Rule 404(c) of Regulation C under the Securities Act of 1933

(Form N-8B-2 Items required by Instruction as to the Prospectus in Form S-6)


Form N-8B-2                                                     Form S-6
Item Number                                              Heading in Prospectus

1.  (a)  Name of trust.................................  Prospectus front cover

    (b)  Title of securities issues....................  Prospectus front cover

2.  Name and address of each depositor.................  Prospectus front cover

3.  Name and address of trustee........................  N/A

4.  Name and address of each principal underwriter.....  Pacific Mutual Life Insurance
                                                         Company

5.  State of organization of trust.....................  Pacific Select Exec Separate
                                                         Account

6.  Execution and termination of trust agreement.......  Pacific Select Exec Separate
                                                         Account

7.  Changes of name....................................  N/A

8.  Fiscal year........................................  N/A

9.  Material Litigation................................  N/A

II. General Description of the Trust and Securities of the Trust

10. (a)  Registered or bearer securities...............  The Policy

    (b)  Cumulative or distributive securities.........  The Policy

    (c)  Withdrawal or redemption......................  Policy Loans;
                                                         Surrender; Partial
                                                         Withdrawals

    (d)  Conversion, transfer, etc.....................  Transfer of Accumulated
                                                         Value; Policy Loans;
                                                         Surrender; Partial
                                                         Withdrawals

                                                         Policy

    (e)  Periodic payment plan.........................  N/A

    (f)  Voting rights.................................  Voting of Fund Shares

    (g)  Notice to security holders....................  Reports to Owners

    (h)  Consents required.............................  Voting of Fund Shares;
                                                         Disregard of Voting
                                                         Instructions;
                                                         Substitution of
                                                         Investments

    (i)  Other provisions..............................  The Policy

11. Type of securities comprising units................  The Policy; Pacific
                                                         Select Exec Separate
                                                         Account

12. Certain information regarding periodic
    payment plan certificates..........................  N/A

13. (a)  Load, fees, expenses, etc.....................  Charges and Deductions

    (b)  Certain information regarding periodic
         payment plan certificates.....................  N/A

    (c)  Certain percentages...........................  Charges and Deductions

    (d)  Difference in price...........................  N/A

    (e)  Certain other fees, etc.......................  Charges and Deductions

    (f)  Certain other profits or benefits.............  The Policy

    (g)  Ratio of annual charges to income.............  N/A

14. Issuance of trust's securities.....................  The Policy

15. Receipt and handling of payments from
    purchasers.........................................  The Policy; Premiums

16. Acquisition and disposition of underlying
    securities.........................................  Introduction; Pacific
                                                         Select Exec Separate
                                                         Account; The Policy

17. Withdrawal or redemption...........................  Transfer of Accumulated
                                                         Value; Policy Loans;
                                                         Surrender; Partial
                                                         Withdrawals

18. (a)  Receipt, custody and disposition
         of income.....................................  The Policy

    (b)  Reinvestment of distributions.................  N/A

    (c)  Reserves or special funds.....................  N/A

    (d)  Schedule of distributions.....................  N/A

19. Records, accounts and reports......................  Report to Owners

20. Certain miscellaneous provisions of trust agreement

    (a)  Amendment.....................................  N/A

    (b)  Termination...................................  N/A

    (c) and (d) Trustee, removal and successor.........  N/A

    (e) and (f) Depositors, removal and successor......  N/A

21. Loans to security holders..........................  Policy Loans

22. Limitations on liability...........................  N/A

23. Bonding arrangements...............................  N/A

24. Other material provisions of trust agreement.......  N/A

III. Organizations, Personnel and Affiliated Persons of Depositor

25. Organization of depositor..........................  Pacific Mutual Life Insurance
                                                         Company

26. Fees received by depositor.........................  See Items 13(a) and 13(e)

27. Business of depositor..............................  Pacific Mutual Life Insurance
                                                         Company

28. Certain information as to officials and affiliated
    persons of depositor...............................  More About Pacific Mutual

29. Voting securities of depositor.....................  N/A

30. Persons controlling depositor......................  N/A

31. Payments by depositor for certain services


     rendered to trust.................................  N/A

32.  Payments by depositor for certain other services
     rendered to trust.................................  N/A

33.  Remuneration of employees of depositor for
     certain services rendered to trust................  Charges and Deductions

34.  Remuneration of other persons for certain
     services rendered to trust........................  Charges and Deductions

IV.  Distribution and Redemption of Securities

35.  Distribution of trust's securities by states......  N/A

36.  Suspension of sales of trust's securities.........  N/A

37.  Revocation of authority to distribute.............  N/A

38.  (a)  Method of distribution.......................  Distribution of the Policy

     (b)  Underwriting agreements......................  Distribution of the Policy

     (c)  Selling agreements...........................  Distribution of the Policy

39.  (a)  Organization of principal underwriters.......  See Item 25

     (b)  N.A.S.D. membership of principal
          underwriters.................................  Distribution of the Policy

40.  Certain fees received by principal underwriters...  See Items 13(a) and 13(e)

41.  (a)  Business of each principal underwriter.......  See Item 39(b)

     (b)  Branch offices of each principal
          underwriter..................................  N/A

     (c)  Salesmen of each principal underwriter.......  N/A

42.  Ownership of trust's securities by certain persons  N/A

43.  Certain brokerage commissions received by
     principal underwriters............................  N/A

44.  (a)  Method of valuation..........................  Determination of Accumulated

                                                         Value

     (b)  Schedule as to offering price................  Charges and Deductions

     (c)  Variation in offering price to certain
          persons......................................  Charges and Deductions

45.  Suspension of redemption rights...................  Surrender

46.  (a)  Redemption Valuation.........................  See Items 10(c) and (d)

     (b)  Schedule as to redemption price..............  Surrender

47.  Maintenance of position in underlying securities..  The Pacific Select Fund

V.   Information Concerning the Trustee or Custodian

48.  Organization and regulation of trustee............  N/A

49.  Fees and expenses of trustees.....................  N/A

50.  Trustee's lien....................................  N/A

VI.  Information Concerning Insurance of Holders of Securities

51.  Insurance of holders of trust's securities........  Pacific Mutual Life Insurance
                                                         Company; The Policy
VII. Policy of Registrant

52.  (a)  Provisions of trust agreement with respect
          to selection or elimination of underlying
          securities...................................  Substitution of Investments

     (b)  Transactions involving elimination of
          underlying securities........................  Substitution of Investments

     (c)  Policy regarding substitution or
          elimination of underlying securities.........  See Items 13(a) and 52(a)

     (d)  Fundamental policy not otherwise
          covered......................................  N/A

53.  Tax status of trust...............................  Federal Income Tax Considerations

VIII. Financial and Statistical Information

54.  Trust's securities during last ten years..........  N/A

55.  N/A

56.  Certain information regarding periodic payment
     plan certificates.................................  Premiums

57.  N/A

58.  N/A

59.  Financial statements (Instruction 1(c) of
     "Instructions as to the Prospectus" of Form S-6)..  Financial Statements


                           [LOGO OF PACIFIC SELECT]

                                Flexible Premium
                            Variable Universal Life

                                PROSPECTUSES FOR

                       PACIFIC SELECT ESTATE PRESERVER II

         LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                   ISSUED BY

                     PACIFIC MUTUAL LIFE INSURANCE COMPANY

                               DATED       , 1997

                              ------------------

                              PACIFIC SELECT FUND

                               DATED       , 1997

                                                  PROSPECTUS

                                             PACIFIC SELECT ESTATE PRESERVER II

                                        LAST SURVIVOR FLEXIBLE PREMIUM
                                        VARIABLE LIFE INSURANCE POLICY


[LOGO OF PACIFIC SELECT]

                               ISSUED BY PACIFIC MUTUAL LIFE INSURANCE COMPANY
                                           700 NEWPORT CENTER DRIVE
                                       NEWPORT BEACH, CALIFORNIA 92660
                                                1-800-800-7681

  This prospectus describes Pacific Select Estate Preserver II--a Last Survivor Flexible Premium Variable Life Insurance Policy (individually, the "Policy," and collectively, the "Policies") offered by Pacific Mutual Life Insurance Company ("Pacific Mutual", "we", "us", or "our"). The Policy, for so long as it remains in force, provides lifetime insurance protection on the lives of two Insureds named in the Policy, with a death benefit payable when the last surviving Insured dies while the Policy is in force. Four death benefit options are available under the Policy. The Policy is designed to provide flexibility in connection with premium payments and death benefits to permit a Policy Owner to provide for changing insurance needs under a single insurance policy. A Policy may be surrendered for its Cash Surrender Value, less outstanding Policy Debt.

  Net premium payments may be allocated at the Policy Owner's discretion to one or more of the Investment Options available under the Policy to the Owner. Variable Investment Options are funded by one of our separate accounts, the Pacific Select Exec Separate Account (the "Separate Account"), which is divided into Variable Accounts. Each of the fourteen Variable Accounts that are currently available to the Owner invest in a corresponding portfolio of the Pacific Select Fund (the "Fund"):

                Money Market Portfolio            Equity Income Portfolio
                High Yield Bond Portfolio         Multi-Strategy Portfolio
                Managed Bond Portfolio            Equity Portfolio
                Government Securities Portfolio   Bond and Income Portfolio
                Growth Portfolio                  Equity Index Portfolio
                Aggressive Equity Portfolio       International Portfolio
                Growth LT Portfolio               Emerging Markets Portfolio

  Net premium payments also may be allocated to the Fixed Account. The Accumulated Value in the Fixed Account will accrue interest at an interest rate that is guaranteed by us. This prospectus generally describes only the portion of the Policy involving the Separate Account. For a brief summary of the Fixed Account, see "The Fixed Account," page 31.

  To the extent that all or a portion of net premium payments are allocated to the Separate Account, the Accumulated Value under the Policy will vary based upon the investment performance of the Variable Accounts to which the Accumulated Value is allocated. No minimum amount of Accumulated Value is guaranteed.

  The Policy insures the lives of two Insureds and is intended to provide death benefits after the deaths of both of the Insureds. Prospective applicants for the Policy should consult with their agent regarding the appropriateness of the Policy, relative to a life insurance policy insuring the life of only one person, for their financial planning goals.

  It may not be advantageous to replace existing insurance with this Policy. The Policy may be returned according to the terms of its Free-Look Right (see "Right to Examine a Policy--Free-Look Right," page 22).

                               ----------------

  THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES
   AND EXCHANGE COMMISSION NOR HAS  THE COMMISSION PASSED UPON THE ACCURACY
     OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUS FOR THE PACIFIC SELECT FUND. BOTH PROSPECTUSES SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE.

                            DATE:           , 1997

                               ----------------

  THE POLICY IS NOT AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN AS CONTAINED IN THIS PROSPECTUS, THE FUND'S PROSPECTUS, OR THE STATEMENT OF ADDITIONAL INFORMATION OF THE FUND OR ANY SUPPLEMENT THERETO.

                               TABLE OF CONTENTS

                                                                            PAGE
IMPORTANT TERMS............................................................   4
SUMMARY OF THE POLICY......................................................   5
  Purpose Of The Policy....................................................   5
  Policy Values............................................................   5
  The Death Benefit........................................................   5
  Premium Features.........................................................   6
  Investment Options.......................................................   6
  Transfer Of Accumulated Value............................................   6
  Policy Loans.............................................................   6
  Free-Look Right..........................................................   6
  Surrender Right..........................................................   6
  Partial Withdrawals......................................................   7
  Charges And Deductions...................................................   7
  Fund Annual Expenses After Expense Limitation............................   8
  Tax Treatment Of Increases In Accumulated Value..........................   8
  Tax Treatment Of Death Benefit...........................................   8
  Contacting Pacific Mutual................................................   9
INFORMATION ABOUT PACIFIC MUTUAL, THE SEPARATE ACCOUNT, AND THE FUND.......  10
  Pacific Mutual Life Insurance Company....................................  10
  Pacific Select Exec Separate Account.....................................  10
  The Pacific Select Fund..................................................  10
  The Investment Adviser And Portfolio Managers............................  12
THE POLICY.................................................................  12
  Application For A Policy.................................................  12
  Premiums.................................................................  12
  Allocation Of Net Premiums...............................................  13
  Dollar Cost Averaging Option.............................................  14
  Portfolio Rebalancing....................................................  14
  Transfer Of Accumulated Value............................................  15
  Death Benefit............................................................  15
  Changes In Death Benefit Option..........................................  18
  Decrease In Face Amount..................................................  18
  Policy Values............................................................  19
  Determination Of Accumulated Value.......................................  19
  Policy Loans.............................................................  20
  Surrender................................................................  21
  Partial Withdrawals......................................................  21
  Right To Examine A Policy--Free-Look Right...............................  22
  Lapse....................................................................  22
  Reinstatement............................................................  22
CHARGES AND DEDUCTIONS.....................................................  23
  Premium Load.............................................................  23
  Deductions From Accumulated Value........................................  23
  Withdrawal Charge........................................................  24
  Corporate Purchasers.....................................................  25
  Other Charges............................................................  25
  Guarantee of Certain Charges.............................................  25

                                                                            PAGE
OTHER INFORMATION..........................................................  25
  Federal Income Tax Considerations........................................  25
  Charge For Our Income Taxes..............................................  28
  Voting Of Fund Shares....................................................  29
  Disregard Of Voting Instructions.........................................  29
  Report To Owners.........................................................  29
  Substitution Of Investments..............................................  29
  Changes To Comply With Law...............................................  30
PERFORMANCE INFORMATION....................................................  30
THE FIXED ACCOUNT..........................................................  31
  General Description......................................................  31
  Death Benefit............................................................  31
  Policy Charges...........................................................  32
  Transfers, Surrenders, Withdrawals, And Policy Loans.....................  32
MORE ABOUT THE POLICY......................................................  32
  Ownership................................................................  32
  Beneficiary..............................................................  32
  The Contract.............................................................  33
  Payments.................................................................  33
  Assignment...............................................................  33
  Errors On The Application................................................  33
  Incontestability.........................................................  34
  Payment In Case Of Suicide...............................................  34
  Dividends................................................................  34
  Policy Illustrations.....................................................  34
  Payment Plan.............................................................  34
  Optional Insurance Benefits And Other Policies...........................  34
  Life Insurance Retirement Plans..........................................  35
  Risks Of Life Insurance Retirement Plans.................................  35
  Distribution Of The Policy...............................................  36
MORE ABOUT PACIFIC MUTUAL..................................................  37
  Management...............................................................  37
  State Regulation.........................................................  39
  Telephone Transfer And Loan Privileges...................................  39
  Legal Proceedings........................................................  39
  Legal Matters............................................................  40
  Registration Statement...................................................  40
  Independent Accountants..................................................  40
  Financial Statements.....................................................  40
ILLUSTRATIONS..............................................................  83
APPENDICES.................................................................  93

                                IMPORTANT TERMS

Accumulated Value--The total value of the amounts in the Investment Options for the Policy, as well as any amount set aside in the Loan Account, including any accrued earned interest, as of any Valuation Date.
Age--Generally, age nearest birthday as of the Policy Date, increased by the number of complete Policy Years elapsed.
Beneficiary--The person or persons named by you in the application or by proper later designation to receive the death benefit proceeds upon the death of the last surviving Insured.
Cash Surrender Value--The Accumulated Value less the surrender charge.
Planned Periodic Premium--The premium determined by you as a level amount planned to be paid at fixed intervals over a specified period of time.
Face Amount--The minimum death benefit for so long as your Policy remains in force. The Face Amount may be decreased under certain circumstances.
Fixed Account--An account that is part of our General Account to which all or a portion of net premium payments may be allocated for accumulation at a guaranteed annual effective rate of interest of 4.0%. We may at our sole discretion pay interest in excess of the guaranteed amount.
General Account--All of our assets other than those allocated to the Separate Account or to any other of our segregated separate accounts.
Guideline Minimum Death Benefit--The minimum death benefit that is sufficient for the Policy to qualify as life insurance under Internal Revenue Code. It is equal to your Policy's Accumulated Value times the applicable Death Benefit Percentage shown in Appendix C.
Home Office--The Policy Benefits and Services Department at our main office at 700 Newport Center Drive, Newport Beach, California 92660.
Insured--One of two persons upon whose life your Policy is issued and whose death may be the contingency upon which the death benefit proceeds are payable.
Investment Option--A Variable Account or the Fixed Account.
Joint Equal Age--An age determined under a calculation shown in Appendix A that represents a blending of the age and insurance risks presented by two Insureds. It is used in calculating the mortality and expense risk charge, and the death benefit under Option D. For example, the Joint Equal Age for a male Insured Age 55 and a female Insured Age 55 is 53 assuming a standard nonsmoker or smoker underwriting classification for each Insured.
Loan Account--An account to which amounts are transferred from the Investment Options as collateral for Policy loans.
Monthly Payment Date--The day each month on which the monthly deduction is due against the Accumulated Value. The first Monthly Payment Date is the Policy Date.
Net Cash Surrender Value--The Cash Surrender Value less Policy Debt.
Policy Date--The date used to determine the Monthly Payment Date, Policy Months, Policy Years, and Policy Monthly, Quarterly, Semi-annual and Annual Anniversaries. It is usually the date the initial premium is received at our Home Office, although it will never be the 29th, 30th, or 31st of any month. The term "Issue Date" is substituted for Policy Date with respect to Policies issued to residents of the Commonwealth of Massachusetts.
Policy Debt--The unpaid Policy loan balance including accrued loan interest. Policy Owner, Owner, you, or your--The person or persons who own the Policy. If the Policy has been absolutely assigned, the assignee becomes the Owner. A collateral assignee is not the Owner.
Survivor--The Insured remaining alive after the first death of the two Insureds that occurs while your Policy is in force.
Valuation Date--Each date on which the Separate Account is valued, which currently includes each day that the New York Stock Exchange is open for trading and on which our administrative offices are open. The New York Stock Exchange is closed on weekends and on: New Year's Day, Presidents' Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day, and Christmas Day. Our administrative offices are normally not open on the following: the Monday before New Year's Day, July Fourth, or Christmas Day if any of these holidays falls on a Tuesday; the Friday after New Year's Day, July Fourth or Christmas Day if any of these holidays falls on a Thursday; and the Friday after Thanksgiving. If any transaction or event is scheduled to occur on a day that is not a Valuation Date, such transaction or event will be deemed to occur on the next following Valuation Date unless otherwise specified. Valuation Period--The period that starts at the close of a Valuation Date and ends at the close of the next succeeding Valuation Date.
Variable Account--A separate account of ours or a subaccount of such a separate account, which is used only to support the variable death benefits and policy values of variable life insurance policies, and the assets of which are segregated from our General Account and our other separate accounts. The Separate Account serves as the funding vehicle for the Policies. The Money Market Variable Account, High Yield Bond Variable Account, Managed Bond Variable Account, Government Securities Variable Account, Growth Variable Account, Aggressive Equity Variable Account, Growth LT Variable Account, Equity Income Variable Account, Multi-Strategy Variable Account, Equity Variable Account, Bond and Income Variable Account, Equity Index Variable Account, International Variable Account, and Emerging Markets Variable Account are all subaccounts of the Separate Account.

                             SUMMARY OF THE POLICY

  This summary is intended to provide a brief overview of the more significant aspects of the Policy. Further detail is provided in this prospectus and in the Policy. Unless the context indicates otherwise, the discussion in this summary and the remainder of the prospectus relates to the portion of the Policy involving the Separate Account. The Fixed Account is briefly described under "The Fixed Account," on page 31 and in the Policy.

PURPOSE OF THE POLICY

  Like traditional fixed life insurance, the Policy provides for a death benefit equal to its Face Amount, accumulation of cash value, and surrender and loan privileges. Unlike traditional fixed life insurance, your Policy offers a choice of investment alternatives, and an opportunity for your Policy's Accumulated Value and, if elected by you and under certain circumstances, its death benefit to grow based on investment results. The Policy is a flexible premium policy, so that, unlike many other life insurance policies and subject to certain limitations, you may choose the amount and frequency of premium payments.

  Your Policy offers you lifetime insurance protection on the lives of two Insureds for so long as your Policy is in force. The death benefit proceeds under your Policy are payable upon the death of the last surviving Insured named in your Policy. The Policy is intended for situations in which you desire to provide a benefit to beneficiaries after the deaths of two persons. For example, the Policy could be used where two spouses wish to provide an estate benefit for their children after the death of both spouses. The Policy might not be appropriate where one spouse wishes to provide a benefit to the other spouse after the death of the first spouse. An insurance policy for a single insured may be better in this situation. We offer variable life insurance policies that provide protection for the life of one insured. Applicants should consult their agent on the appropriateness of the Policy for their situation.

POLICY VALUES

  You may allocate net premium payments among the various Investment Options available to you.

  You bear the investment risk on that portion of the net premiums and Accumulated Value allocated to the Variable Accounts. The death benefit may or may not increase or decrease depending upon several factors, including the death benefit option you select, although the death benefit will never decrease below the Face Amount provided your Policy is in force. There is no guarantee that your Policy's Accumulated Value and death benefit will increase.

  Your Policy will remain in force until the earliest of the death of the Survivor, lapse, or a full surrender of your Policy.

THE DEATH BENEFIT

  You may elect one of four death benefit options under the Policy. THE AMOUNT OF DEATH BENEFIT IS THE GREATER OF THE POLICY'S GUIDELINE MINIMUM DEATH BENEFIT OR THE DEATH BENEFIT UNDER THE OPTION YOU SELECT.

       OPTION                            DEATH BENEFIT
      --------                           -------------
      Option A   Face Amount
      Option B   Face Amount plus Accumulated Value
      Option C   Face Amount plus premiums paid minus Partial Withdrawals
      Option D   Face Amount multiplied by the applicable Death Benefit Factor

  You may change the death benefit option to Option A or B subject to certain conditions. See "Death Benefit" and "Changes in Death Benefit Option," pages 15 and 18, respectively.

PREMIUM FEATURES

  We require you to pay an initial premium equal to at least 25% of an annual premium that will be estimated by us. Thereafter, subject to certain limitations, you may choose the amount and frequency of premium payments. The Policy, therefore, provides you with the flexibility to vary premium payments to reflect varying financial conditions.

INVESTMENT OPTIONS

  You may choose to allocate net premium payments to one or more of the fifteen Investment Options available to you.

  The fourteen Variable Accounts available to you invest in portfolios of a mutual fund which offers you the opportunity to direct us to invest in diversified portfolios of stocks, bonds, money market instruments, or a combination of these securities, or in securities of foreign issuers. Each of the available Variable Accounts invests exclusively in shares of a designated Portfolio of the Fund. Each of the Portfolios of the Fund, which are shown in the chart on page 11, has a different investment objective or objectives. See "The Pacific Select Fund," page 10.

  You also may allocate all or a portion of net premium payments and transfer Accumulated Value to the Fixed Account. We guarantee that the Accumulated Value allocated to the Fixed Account will be credited interest monthly at a rate equivalent to an effective annual rate of 4%, and may in its sole discretion pay interest in excess of the guaranteed amount. See "The Fixed Account," page 31.

TRANSFER OF ACCUMULATED VALUE

  Subject to certain limitations, you may transfer Accumulated Value among the Variable Accounts and between the Variable Accounts and the Fixed Account. See "Transfer of Accumulated Value," page 15.

POLICY LOANS

  You may borrow from us an amount up to the greater of (1) 90% of your Policy's Accumulated Value allocated to the Variable Accounts and 100% of Accumulated Value allocated to the Fixed Account, or (2) 100% of the product of (a X b/c - d) where (a) equals the Policy's Accumulated Value less 12 times the current monthly deduction; (b) equals 1 plus the annual loan interest rate credited; (c) equals 1 plus the annual loan interest rate currently charged; and (d) equals any existing Policy Debt. The minimum loan is $500 ($200 in Connecticut, $250 in Oregon). Your Policy will be the only security required for a loan. The amount of any Policy Debt is subtracted from the death benefit or from your Cash Surrender Value upon surrender. See "Policy Loans," page 20.

FREE-LOOK RIGHT

  A Policy Owner may obtain a full refund of the premium paid if the Policy is returned within 10 days after the Owner receives it (15 days in Colorado; 20 days in North Dakota; and 30 days if the Owner is a resident of California and is age 60 or older), or within 45 days after the application for the Policy is signed, whichever is later (the "Free-Look Period"). However, in Pennsylvania, you have a different Free-Look Right, under which your Policy may be returned only within 10 days after you receive it. See "Right to Examine a Policy--Free-Look Right," page 22.

SURRENDER RIGHT

  You can surrender the Policy while either Insured is living and receive your Net Cash Surrender Value, which is equal to your Policy's Accumulated Value less any outstanding Policy Debt.

PARTIAL WITHDRAWALS

  After the first Policy Anniversary and subject to certain restrictions, you may make Partial Withdrawals of Net Cash Surrender Value. A withdrawal fee of $25 will be assessed upon a Partial Withdrawal. A Partial Withdrawal might decrease the Face Amount on a Policy. See "Partial Withdrawals," page 21.

CHARGES AND DEDUCTIONS

 Premium Load

  A premium load is deducted from each premium payment under a Policy prior to allocation of the net premium to the Policy Owner's Accumulated Value. The premium load consists of the following items:

  --A sales load equal to 6% of each premium paid during the first ten Policy
   Years and 4% of each premium paid thereafter.

  --A state and local premium tax charge equal to 2.35% of each premium paid.

  --A federal tax charge equal to 1.50% of each premium paid.

 Deductions from Accumulated Value

  A charge called the monthly deduction is deducted from the Policy's Accumulated Value on each Monthly Payment Date. The monthly deduction consists of the following items:

  --Cost of Insurance: The amount of the charge is equal to a current cost of insurance rate multiplied by the net amount at risk (the death benefit less Accumulated Value) under a Policy at the beginning of the Policy Month.

  --Administrative Charge: A monthly administrative charge is deducted equal to $16 in each of the first five Policy Years, and thereafter at a rate equal to $6 per month.

  --Mortality and Expense Risk Charge: The mortality and expense risk charge consists of two components:

    (1) Face Amount Component--During the first ten Policy Years, the Face Amount Component will be assessed at a rate determined with reference to the Joint Equal Age of the Insureds and the initial Face Amount of the Policy. This component is not assessed after the tenth Policy Year.

    (2) Accumulated Value Component--The Accumulated Value Component is assessed at an annual rate equal to .30% of Accumulated Value in the first 20 Policy Years and an annual rate equal to .10% of Accumulated Value thereafter. For purposes of this component, the Accumulated Value is determined after the deduction of the cost of insurance charge and charges for any optional insurance Riders or Benefits added to the Policy.

  --Optional Insurance Benefits Charges: The monthly deduction will include charges for any optional insurance Riders or Benefits added to the Policy.

 Surrender Charge

  No surrender charge will be assessed against Accumulated Value upon surrender of a Policy.

FUND ANNUAL EXPENSES AFTER EXPENSE LIMITATION (as a percentage of each Portfolio's average daily net assets)

  Investment advisory fees and operating expenses of the Fund are paid by the Fund. Fund expenses are not specified under the terms of the Policy, and they may vary from year to year.

                                                      ADVISORY  OTHER    TOTAL
                                                        FEE    EXPENSES EXPENSES
                                                      -------- -------- --------
      Money Market Portfolio.........................    .40%    .11%      .51%
      High Yield Bond Portfolio......................    .60%    .14%      .74%
      Managed Bond Portfolio.........................    .60%    .13%      .73%
      Government Securities Portfolio................    .60%    .17%      .77%
      Growth Portfolio...............................    .65%    .11%      .76%
      Aggressive Equity Portfolio....................    .80%    .23%     1.03%
      Growth LT Portfolio............................    .75%    .15%      .90%
      Equity Income Portfolio........................    .65%    .13%      .78%
      Multi-Strategy Portfolio.......................    .65%    .15%      .80%
      Equity Portfolio...............................    .65%    .12%      .77%
      Bond and Income Portfolio......................    .60%    .13%      .73%
      Equity Index Portfolio.........................    .22%    .13%      .35%
      International Portfolio........................    .85%    .24%     1.09%
      Emerging Markets Portfolio.....................   1.10%    .36%     1.46%

  The expenses listed for the Fund Portfolios reflect current expenses for the six month period ending June 30, 1996 adjusted to reflect a decrease in fees for certain operating expenses. The Aggressive Equity and Emerging Markets Portfolios did not begin operations until April 1, 1996 and their "other expenses" are on an annualized basis and reflect the policy adopted by Pacific Mutual as Investment Adviser to the Fund, to waive its fees or otherwise reimburse expenses so that operating expenses (exclusive of advisory fees, additional custodial fees associated with holding foreign securities, foreign taxes on dividends, interest or capital gains, and extraordinary expenses) expressed as a decimal are not greater than 0.0025 of average daily net assets per year. We began this policy in 1989 and intend to continue this policy until at least December 31, 1998, but may discontinue it after that time. In the absence of this policy, it is estimated that such expenses for the Aggressive Equity Portfolio and the Emerging Markets Portfolio would exceed this expense cap in 1996 and total adjusted expenses would be approximately 1.21% and 1.65% on an annualized basis, respectively. No reimbursement to the other Portfolios was necessary for the Fund's six month period ended June 30, 1996.

  The Fund's expenses are assessed at the Fund level and are not direct charges against the Variable Accounts or the Policy's Accumulated Value. These expenses are taken into account in computing each Portfolio's per share net asset value, which in turn is used to compute the corresponding Variable Account's Accumulation Unit Value. The Fund's investment advisory fees and operating expenses are more fully described in the Fund's prospectus, which accompanies this Prospectus.

TAX TREATMENT OF INCREASES IN ACCUMULATED VALUE

  We believe that the Accumulated Value under the Policy is currently subject to the same federal income tax treatment as the cash value under traditional fixed life insurance. Therefore, generally you will not be deemed to be in constructive receipt of your Accumulated Value unless and until you are deemed to be in receipt of a distribution from your Policy. For information on the tax treatment of the Policy and on the tax treatment of a surrender, a Partial Withdrawal, or a Policy loan, see "Federal Income Tax Considerations," page 25.

TAX TREATMENT OF DEATH BENEFIT

  We believe that the death benefit under the Policy is currently subject to federal income tax treatment consistent with that of traditional fixed life insurance. Therefore, generally the death benefit will be fully excludable from the gross income of the Beneficiary under the Internal Revenue Code. See "Federal Income Tax Considerations," page 25.

CONTACTING PACIFIC MUTUAL

  All written requests, notices, and forms required by the Policies, and any questions or inquiries should be directed to our Policy Benefits and Services Department at 700 Newport Center Drive, P.O. Box 7500, Newport Beach, California 92658-7500.

  The effective date of certain notices or of instructions is determined by the date and time on which Pacific Mutual "receives" the notice or instructions. Unless otherwise stated, we "receive" this information only when it arrives "properly completed" at our Home Office. Premium payments after your initial premium payment, transfer requests, loan requests, loan repayments and withdrawal requests we receive before 4:00 p.m. Eastern time (or the close of the New York Stock Exchange, if earlier) will normally be effective as of the end of the Valuation Day that we receive them "properly completed," unless the transaction or event is scheduled to occur on another day. Transactions are effected as of the end of the Valuation Date on which they are effective. "Properly completed" may require, among other things, a signature guarantee or other verification of authenticity. We do not generally require a signature guarantee unless it appears that your signature may have changed over time or due to other circumstances. Requests regarding death benefits must be accompanied by both proof of death and instructions regarding payment satisfactory to us. You should call your registered representative or Pacific Mutual if you have questions regarding the required form of a request.

     INFORMATION ABOUT PACIFIC MUTUAL, THE SEPARATE ACCOUNT, AND THE FUND

PACIFIC MUTUAL LIFE INSURANCE COMPANY

  We are a mutual life insurance company organized under the laws of the State of California. We were authorized to conduct business as a life insurance company on January 2, 1868, as Pacific Mutual Life Insurance Company of California, and were reincorporated under our present name on July 22, 1936.

  We offer a complete line of life insurance policies and annuity contracts, as well as financial and retirement services. We are admitted to do business in the District of Columbia and in all states except New York. As of the end of 1995, we had $44.2 billion of individual life insurance in force and total assets of $17.6 billion. We and our subsidiaries and affiliated enterprises together had total assets and funds under management of $116.6 billion as of the end of 1995. We have been ranked according to assets as the 23rd largest life insurance carrier in the nation for 1995.

  The principal underwriter for the Policies is Pacific Mutual Distributors, Inc. ("PMD"), one of our wholly owned subsidiaries. PMD is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

PACIFIC SELECT EXEC SEPARATE ACCOUNT

  The Separate Account is a separate investment account of ours that is used only to support the variable death benefits and policy values of variable life insurance policies. The assets in the Separate Account are kept separate from our General Account assets and our other separate accounts.

  We own the assets in the Separate Account and are required to maintain sufficient assets in the Separate Account to meet anticipated obligations of the insurance policies funded by the Account. The Separate Account is divided into subaccounts called Variable Accounts. The income, gains, or losses, realized or unrealized, of each Variable Account are credited to or charged against the assets held in the Variable Account without regard to our other income, gains, or losses. Assets in the Separate Account attributable to the reserves and other liabilities under the variable life insurance policies funded by the Separate Account are not chargeable with liabilities arising from any other business that we conduct. However, we may transfer to our General Account any assets which exceed anticipated obligations of the Separate Account. All obligations arising under the Policy are our general corporate obligations. We may accumulate in the Separate Account proceeds from various policy charges and investment results applicable to those assets.

  The Separate Account was established on May 12, 1988 under California law under the authority of our Board of Directors. The Separate Account is registered as a unit investment trust with the SEC. Such registration does not involve any supervision by the SEC of the administration or investment practices or policies of the Account.

  The operating expenses of the Separate Account are paid by us. Investment advisory fees and operating expenses of the Fund are paid by the Fund. For a description of these charges, see "Charges and Deductions", page 23.

  Each Variable Account available to you invests exclusively in shares of a designated Portfolio of the Fund. We may in the future establish additional Variable Accounts within the Separate Account, which may invest in other Portfolios of the Fund or in other securities.

THE PACIFIC SELECT FUND

  The Fund is a diversified, open-end management investment company of the series type, generally known as a mutual fund. The Fund is registered with the SEC under the Investment Company Act of 1940. The Fund currently offers fourteen separate Portfolios that fund the Variable Investments Options available to you. Each Portfolio pursues different investment objectives and policies. The shares of each Portfolio are purchased by us for the corresponding Variable Account at net asset value, i.e., without sales load. All dividends and capital gains distributions received from a Portfolio are automatically reinvested in such Portfolio at net asset value, unless we, on behalf of the Separate Account, elect otherwise. Fund shares will be redeemed by us at their net asset value to the extent necessary to make payments under the Policies.

  Shares of the Fund currently are offered only to separate accounts of ours and an affiliated insurer to serve as an investment medium for variable life insurance policies and variable annuity contracts issued or administered by these insurers. Shares of the Fund may also be sold in the future to separate accounts of other insurance companies, either affiliated or not affiliated with us. Investment in the Fund by other separate accounts in connection with variable annuity and variable life insurance contracts may potentially create conflicts. See "MORE ON THE FUND'S SHARES" in the accompanying prospectus of the Fund.

  The chart below summarizes some basic data about each Portfolio of the Fund offered to the Separate Account. There can be no assurance that any Portfolio will achieve its objective. This chart is only a summary. You should read the more detailed information which is contained in the accompanying prospectus of the Fund, including information on the risks associated with the investments and investment techniques of each of the Portfolios.

  THE FUND'S PROSPECTUS ACCOMPANIES THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING.

                                                                             INVESTMENT
                                              PRIMARY INVESTMENTS        ADVISER/PORTFOLIO
   PORTFOLIO            OBJECTIVE         (UNDER NORMAL CIRCUMSTANCES)        MANAGER
--------------------------------------------------------------------------------------------
 Money Market    Current income             Highest quality money      Pacific Mutual
                 consistent with            market instruments
                 preservation of capital
--------------------------------------------------------------------------------------------
 High-Yield      High level of current      Intermediate and long-     Pacific Mutual
 Bond            income                     term, high-yielding,
                                            lower and medium quality
                                            (high risk) fixed-income
                                            securities
--------------------------------------------------------------------------------------------
 Managed Bond    Maximize total return      Investment grade           Pacific Investment
                 consistent with prudent    marketable debt            Management Company
                 investment management      securities. Will
                                            normally maintain an
                                            average portfolio
                                            duration of 3-6 years
--------------------------------------------------------------------------------------------
 Government      Maximize total return      U.S. Government            Pacific Investment
 Securities      consistent with prudent    securities including       Management Company
                 investment management      futures and options
                                            thereon and high-grade
                                            corporate debt
                                            securities. Will
                                            normally maintain an
                                            average portfolio
                                            duration of 3-6 years
--------------------------------------------------------------------------------------------
 Growth          Growth of capital          Common stock               Capital Guardian
                                                                       Trust Company
--------------------------------------------------------------------------------------------
 Aggressive Eq-  Capital appreciation       Stock of small- and        Columbus Circle
 uity                                       medium-sized companies     Investors
                                            that utilize or provide
                                            and service innovative
                                            technologies
--------------------------------------------------------------------------------------------
 Growth LT       Long-term growth of        Common stock               Janus Capital
                 capital consistent with                               Corporation
                 the preservation of
                 capital
--------------------------------------------------------------------------------------------
 Equity Income   Long-term growth of        Dividend paying common     J.P. Morgan
                 capital and income         stock                      Investment Management
                                                                       Inc.
--------------------------------------------------------------------------------------------
 Multi-Strategy  High total return          Equity and fixed-income    J.P. Morgan
                                            securities                 Investment Management
                                                                       Inc.
--------------------------------------------------------------------------------------------
 Equity          Capital appreciation       Common stocks and          Greenwich Street
                                            securities convertible     Advisors
                                            into or exchangeable for
                                            common stocks.
--------------------------------------------------------------------------------------------
 Bond and        High level of current      Investment grade debt      Greenwich Street
 Income          income consistent with     securities                 Advisors
                 prudent investment
                 management and
                 preservation of capital.
--------------------------------------------------------------------------------------------
 Equity Index    Provide investment         Stocks included in the     Bankers Trust Company
                 results that correspond    S&P 500
                 to the total return
                 performance of common
                 stocks publicly traded
                 in the U.S.
--------------------------------------------------------------------------------------------
 International   Long-term capital          Equity securities of       Templeton Investment
                 appreciation               corporations domiciled     Counsel, Inc.
                                            outside the United
                                            States
--------------------------------------------------------------------------------------------
 Emerging Mar-   Long-term capital          Common stocks of           Blairlogie Capital
 kets            appreciation               companies domiciled in     Management
                                            emerging markets
                                            countries

-------------------------------------------------------------------------------

THE INVESTMENT ADVISER AND PORTFOLIO MANAGERS

  We serve as Investment Adviser to each Portfolio of the Fund. We are registered with the SEC as an Investment Adviser. For twelve of the Portfolios, we and the Fund have engaged other firms to serve as Portfolio Managers, which are shown in the chart above.

                                  THE POLICY

  The variable life insurance benefits provided by the Policies are funded through the Policy Owner's Accumulated Value in the Separate Account and the Fixed Account. The information included below describes the benefits, features, charges, and other major provisions of the Policies.

APPLICATION FOR A POLICY

  The Policy is designed to meet the needs of individuals by insuring the lives of two Insureds. Anyone wishing to purchase the Policy may submit an application to us. A Policy can be issued on the life of Insureds for Ages 20 through Age 85 with evidence of insurability satisfactory to us. An Insured's Age is calculated for most purposes as of the Insured's birthday nearest the Policy Date. Acceptance is subject to our underwriting rules, and we reserve the right to request additional information and to reject an application.

  Each Policy is issued with a Policy Date. If your application is accompanied by all or a portion of the initial premium and is accepted by us, your Policy Date is usually the date the application and premium payment were received at our Home Office, although your Policy Date will never be the 29th, 30th, or 31st of any month. If your application is not accompanied by all or a portion of the initial premium payment, your Policy Date is usually the date your application is accepted by us. We first become obligated under your Policy on the date your total initial premium is received or on the date your application is accepted, whichever is later. Any monthly deductions due will be taken on the Monthly Payment Date on or next following the date we become obligated. Your initial premium must be received within 20 days after your Policy is issued, although we may waive the 20 day requirement at our discretion. If your initial premium is not received or your application is rejected by us, your Policy will be cancelled and any partial premium received will be refunded.

  Subject to our approval, your Policy may be backdated, but your Policy Date may not be more than six months prior to the date of your application. Backdating can be advantageous if the Insureds' lower issue Ages results in lower cost of insurance rates. If your Policy is backdated, the minimum initial premium required will include sufficient premium to cover the backdating period. Monthly deductions will be made for the period your Policy Date is backdated.

  Insureds are assigned to underwriting (insurance risk) classes which are used in calculating the cost of insurance charges. In assigning Insureds to underwriting classes, we will normally use the medical or paramedical underwriting method, which may require a medical examination of a proposed Insured, although other forms of underwriting may be used when deemed appropriate by us.

PREMIUMS

  The Policy is a flexible-premium policy, and it provides considerable flexibility, subject to the limitations described below, to pay premiums at your discretion. We usually require you to pay a minimum initial premium equal to at least 25% of the sum of your Policy's monthly deductions plus premium load for the first year, which will be based upon your Policy's Face Amount and the Age, smoking status, gender (unless unisex cost of insurance rates apply, see "Charges and Deductions: Cost of Insurance"), and underwriting classes of the Insureds. Thereafter, subject to the limitations described below, you may choose the amount and frequency of premium payments. The Policy, therefore, provides the Policy Owner with the flexibility to vary premium payments to reflect varying financial conditions.

  When applying for a Policy, you will determine a Planned Periodic Premium that provides for the payment of level premiums at fixed intervals over a specified period of time. You will receive a premium reminder notice annually, semi-annually, or quarterly; however, you are not required to pay Planned Periodic Premiums. Premiums may be paid monthly under the Uni-check electronic funds transfer plan where you authorize us to withdraw premiums from your checking account each month. The minimum initial premium required must be paid before the Uni-check plan will be accepted by us. You may elect the day each month on which premiums are paid under the Uni-check plan, provided the day elected is between the 4th and the 28th day of the month. If no day is elected by you, the day on which premiums are paid will be the Monthly Anniversary.

  Payment of the Periodic Planned Premium will not guarantee that your Policy will remain in force. Instead, the continuation of your Policy depends upon your Policy's Accumulated Value. Even if Periodic Planned Premiums are paid, your Policy will lapse any time Net Cash Surrender Value is insufficient to pay the current monthly deduction and a grace period expires without sufficient payment. See "Lapse".

  Any premium payment must be for at least $50.00. We also may reject or limit any premium payment that would result in an immediate increase in the net amount at risk under the Policy, although such a premium may be accepted with satisfactory evidence of insurability. See "Charges and Deductions: Cost of Insurance". A premium payment would result in an immediate increase in the net amount at risk if the death benefit under your Policy is, or upon acceptance of the premium would be, equal to your Guideline Minimum Death Benefit. See "Death Benefit". If satisfactory evidence of insurability is not received, the payment, or portion thereof, may be returned. All or a portion of a premium payment will be rejected and returned to you if it would exceed the maximum premium limitations prescribed by federal tax law. We also reserve the right to make distributions from your Policy to the extent we deem it necessary to continue to qualify your Policy as life insurance under the Internal Revenue code.

  The amount, frequency, and period of time over which you pay premiums might affect whether your Policy will be classified as a modified endowment contract, which is a type of life insurance contract subject to different tax treatment for certain pre-death distributions than conventional life insurance contracts.

  In order for your Policy to avoid being treated as a modified endowment contract, the sum of the premiums paid less a portion of any Partial Withdrawals may not exceed the "seven pay premium" limit as defined in the Internal Revenue Code. (See "Federal Income Tax Considerations"). If we receive any premium payment that we believe, if applied to your Policy in that Policy year, would cause your Policy to become a modified endowment contract, the portion of the payment that we believe would cause your Policy to become a modified endowment contract will not be applied to your Policy but will be returned to you, unless you have previously notified us that payments that cause your Policy to become a modified endowment contract may be accepted by us and applied to your Policy. However, for premium payments received by us at our Home Office within 20 days before the upcoming Annual Anniversary of your Policy, we may apply the portion of the premium payment that we believe would cause your Policy to become a modified endowment contract to your Policy on the upcoming Annual Anniversary.

  Certain charges will be deducted from each premium payment. See "Charges and Deductions". The remainder of the premium, known as the net premium, will be allocated as described below under "Allocation of Net Premiums." Additional payments will first be treated as premium payments unless you request otherwise.

ALLOCATION OF NET PREMIUMS

  In your application for the Policy, you select the Investment Options to which net premium payments will be allocated. When your application is approved and your Policy is issued, your Accumulated Value will be automatically allocated according to your instructions contained in your application, or more recent written instructions, if any (except for amounts allocated to the Loan Account to secure any Policy Debt). For residents of states that require a refund of premium to an Owner who returns the Policy during the Free-Look Period, net premiums received by us before the Free-Look Transfer Date will be allocated to the Money Market Variable Account (except for amounts allocated to the Loan Account to secure any Policy loan). The Free-Look Transfer Date is the later of 15 days after the Policy is issued or 45 days after the application is signed, or, if longer, upon receipt of the minimum initial premium. Net premiums received after the Free-Look Transfer Date will be allocated upon receipt among the Investment Options according to your most recent instructions.

  You may change the allocation of net premiums by submitting a proper written request to our Home Office. Changes in net premium allocation instructions may be made by telephone if a properly completed Authorization for Telephone Requests is on file at our Home Office. We reserve the right to suspend or discontinue telephone net premium allocation instructions.

DOLLAR COST AVERAGING OPTION

  We currently offer an option under which you may dollar cost average your allocations in the available Variable Accounts under your Policy by authorizing us to make periodic allocations of Accumulated Value from any one Variable Account to one or more of the other Variable Accounts. Dollar cost averaging is a systematic method of investing under which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market values. The option will result in the allocation of Accumulated Value to one or more Variable Accounts, and these amounts will be credited at the Accumulation Unit values as of the end of the Valuation Dates on which the transfers are processed. Since the value of Accumulation Units will vary, the amounts allocated to a Variable Account will result in the crediting of a greater number of units when the Accumulation Unit value is low and a lesser number of units when the Accumulation Unit value is high. Dollar cost averaging does not guarantee profits, nor does it assure that a Policy Owner will not have losses.

  A Dollar Cost Averaging Request Form is available upon request. To elect the Dollar Cost Averaging Option, the Accumulated Value in the Variable Account from which the Dollar Cost Averaging transfers will be made must be at least $5,000. After we have received a Dollar Cost Averaging Request in proper form at our Home Office, we will transfer Accumulated Value in amounts you designate from the Variable Account from which transfers are to be made to the Variable Account or Accounts you choose. The minimum amount that may be transferred to any one Variable Account is $50. After the Free-Look Period, the first transfer will be effected on your Policy's Monthly, Quarterly, Semi-Annual, or Annual Anniversary, whichever corresponds to the period selected by you, on or next following receipt at our Home Office of a Dollar Cost Averaging Request in proper form. Subsequent transfers will be effected on the following Monthly, Quarterly, Semi-Annual, or Annual Anniversary for so long as you designate until the total amount elected has been transferred, until Accumulated Value in the Variable Account from which transfers are made has been depleted, or until your Policy enters the grace period. Amounts periodically transferred under this option will not be subject to any transfer charges that may be imposed by us in the future, except as may be required by applicable law.

  You may instruct us at any time to terminate this option by written request to our Home Office. We may discontinue, modify, or suspend the Dollar Cost Averaging Option at any time.

PORTFOLIO REBALANCING

  You may direct us to automatically re-set the percentage of your Accumulated Value allocated to each Variable Account at a predetermined level. This process is called portfolio rebalancing. (The Fixed Account is not available for portfolio rebalancing.) Over time, the variations in each Variable Account's investment results will shift the percentage allocations of your Accumulated Value. The portfolio rebalancing feature will automatically transfer your Accumulated Value among the Variable Accounts back to the preset percentages. Rebalancing can be made quarterly, semi-annually or annually, measured from your Policy Date ("frequency period"). Rebalancing may result in transferring amounts from a Variable Account with relatively higher investment performance to a Variable Account with relatively lower investment performance.

  You may initiate portfolio rebalancing by sending our Home Office a signed, written request in good form or a properly completed Automatic Portfolio Rebalancing form. You must specify the frequency for rebalancing and a beginning date. The first rebalancing will usually occur on your Monthly Payment Date that starts the frequency period you elected and that occurs on or follows the beginning date you elected. If you stop portfolio rebalancing, you must wait 30 days to begin again. Portfolio rebalancing cannot be used with the Dollar Cost Averaging Option.

  We may modify, terminate or suspend the portfolio rebalancing feature at any time.

TRANSFER OF ACCUMULATED VALUE

  Accumulated Value may be transferred among the Variable Accounts by the Policy Owner upon proper written request to our Home Office. Transfers may not be made until after the Free-Look Transfer Date if you reside in a state that requires us to refund premiums if you exercise your Free-Look Right. Transfers (other than transfers in connection with the Dollar Cost Averaging Option) may be made by telephone if a properly completed Authorization For Telephone Requests is on file at our Home Office. Currently, there are no limitations on the number of transfers between Variable Accounts, no minimum amount required for a transfer, nor any minimum amount required to be remaining in a given Variable Account after a transfer (except as required under the Dollar Cost Averaging Option). No transfer may be made if your Policy is in the grace period and a payment required to avoid lapse is not paid. See "Lapse". No charges are currently imposed upon such transfers. We reserve the right, however, at a future date to limit the size of transfers and remaining balances, to assess transfer charges, to limit the number and frequency of transfers, and to impose other reasonable limits or suspend or discontinue telephone transfers.

  Accumulated Value may also be transferred after the Free-Look Transfer Date from the Variable Accounts to the Fixed Account; however, such a transfer will only be permitted in the Policy Month preceding your Policy Anniversary, except that if you reside in Connecticut, Georgia, Maryland, North Carolina, North Dakota, or Pennsylvania, you may make such a transfer at any time during the first 18 Policy Months. Transfers from the Fixed Account to the Variable Accounts are restricted as described in "The Fixed Account".

DEATH BENEFIT

  When your Policy is issued, we will determine the initial amount of insurance based on the instructions provided in the application. That amount will be shown on the specifications page of your Policy and is called the "Face Amount". The minimum Face Amount at issuance of a Policy is $100,000. We may reduce the minimum Face Amount required at issuance under certain circumstances.

  For so long as your Policy remains in force, we will, upon proof of the death of both Insureds, pay death benefit proceeds to a named Beneficiary. Death benefit proceeds will consist of the death benefit under the Policy, plus any insurance proceeds provided by Rider, reduced by any outstanding Policy Debt (and, if in the grace period, any overdue charges).

  Each Policy Owner may select one of four death benefit options: Option A, Option B, Option C, or Option D. Generally, you designate the death benefit option in your application. If no option is designated, Option A will be assumed by us to have been selected. Subject to certain restrictions, you may change the death benefit option selected to Option A or B.

  The death benefit upon the death of the Survivor will be equal to the death benefit option selected or, if greater, the Guideline Minimum Death Benefit, which is Accumulated Value (determined as of the end of the Valuation Period during which the Survivor dies) multiplied by the Death Benefit Percentage. The Death Benefit Percentage varies according to the Age of the younger Insured and will be at least equal to the cash value corridor in Section 7702 of the Internal Revenue Code, which addresses the definition of a life insurance policy for tax purposes. The Death Benefit Percentage is 250% for an Insured at Age 40 or under, and it declines for older Insureds. A table showing the Death Benefit Percentages is in Appendix C to this prospectus and in the Policy. Under any option, for so long as your Policy remains in force, the death benefit will never be less than the Face Amount of your Policy and will always be sufficient to qualify the Policy as life insurance under
Section 7702 of the Internal Revenue Code.

  Option A. Under Option A, the death benefit will be equal to the Face Amount of your Policy.

  Option B. Under Option B, the death benefit will be equal to the Face Amount of your Policy plus the Accumulated Value. The death benefit under Option B will always vary as Accumulated Value varies.

  Option C. Under Option C, the death benefit will be equal to the Face Amount of your Policy plus the total premiums paid minus the sum of any partial withdrawals taken and any other distribution of Accumulated Value.

  Option D. Under Option D, the death benefit will be equal to the Face Amount of the Policy multiplied by a Death Benefit Factor. Death Benefit Factors for Joint Equal Ages and Policy years, each at 5 year intervals, are shown in Appendix D; a complete chart is contained in your Policy. Generally, the Death Benefit Factor is a number from 1.0 to 2.0. The factor that applies to a Policy varies with the Joint Equal Age of the Insureds and the number of completed Policy Years, and changes on each Policy Anniversary. Generally, the Death Benefit Factor will reach the maximum of 2.0 when the sum of the Joint Equal Age and the number of completed Policy Years is between 85 and 90, so that the minimum death benefit at that time would be equal to twice the amount of the Face Amount.

  Choosing Among the Options. Options A through D are intended to provide flexibility in the amount of insurance protection provided under a Policy. Option A provides for the smallest amount of insurance protection, in that the death benefit is equal to the Face Amount (assuming that the Guideline Minimum Death Benefit is not greater than the Face Amount). Under this option, favorable investment performance will be reflected in increasing Accumulated Value rather than insurance protection. Options B and C provide for a greater degree of insurance protection, in that the death benefit under Option B includes Accumulated Value, and the benefit under Option C includes the amount of premiums paid minus withdrawals and any other distributions of Accumulated Value. As between Options B and C, the death benefit under Option B will reflect the value of growth in Accumulated Value due to performance, and Option C will not (assuming that Guideline Minimum Death Benefit is not greater than the death benefit otherwise determined). Option D provides some assurance that the death benefit will increase gradually over time without regard to the investment performance of the Investment Options.

  Examples of Death Benefit Options. The following examples demonstrate the determination of death benefits under Options A through D. The examples show eight hypothetical Policies, each with a Face Amount of $1,000,000 and where the two Insureds are male and female nonsmokers, each Age 45 at the time of issue, and assuming that there is no outstanding Policy Debt, that no withdrawals have been taken, and the other assumptions shown below. (The examples are intended to portray differences in death benefits; Accumulated Value assumptions may not be realistic.)

ASSUMPTIONS                      POLICY I   POLICY II   POLICY III  POLICY IV
-----------                     ----------  ----------  ----------  ----------
Face Amount.................... $1,000,000  $1,000,000  $1,000,000  $1,000,000
Accumulated Value on Date of
 Death......................... $  600,000  $  900,000  $1,200,000  $1,800,000
Total Premium Paid on Date of
 Death......................... $  300,000  $  400,000  $  500,000  $  700,000
Youngest Age on Date of Death..         65          65          65          65
Death Benefit Percentage.......        120%        120%        120%        120%
Death Benefit Factor (Option
 D)............................      108.4%      108.4%      108.4%      108.4%
DEATH BENEFITS OPTIONS
----------------------
Death Benefit Under Option A... $1,000,000  $1,080,000  $1,440,000  $2,160,000
Death Benefit Under Option B... $1,600,000  $1,900,000  $2,200,000  $2,800,000
Death Benefit Under Option C... $1,300,000  $1,400,000  $1,500,000  $2,160,000
Death Benefit Under Option D... $1,084,000  $1,084,000  $1,440,000  $2,160,000
                                                                      POLICY
ASSUMPTIONS                      POLICY V   POLICY VI   POLICY VII     VIII
-----------                     ----------  ----------  ----------  ----------
Face Amount.................... $1,000,000  $1,000,000  $1,000,000  $1,000,000
Accumulated Value on Date of
 Death......................... $  600,000  $  900,000  $1,200,000  $1,800,000
Total Premium Paid on Date of
 Death......................... $  300,000  $  400,000  $  500,000  $  700,000
Youngest Age on Date of Death..         90          90          90          90
Death Benefit Percentage.......        105%        105%        105%        105%
Death Benefit Factor (Option
 D)............................        200%        200%        200%        200%
DEATH BENEFITS OPTIONS
----------------------
Death Benefit Under Option A... $1,000,000  $1,000,000  $1,260,000  $1,890,000
Death Benefit Under Option B... $1,600,000  $1,900,000  $2,200,000  $2,800,000
Death Benefit Under Option C... $1,300,000  $1,400,000  $1,500,000  $1,890,000
Death Benefit Under Option D... $2,000,000  $2,000,000  $2,000,000  $2,000,000

  The death benefit shown in these examples is based upon the Guideline Minimum Death Benefit for the following examples: Policy II, Option A; Policy III, Options A and D; Policy IV, Options A, C, and D; Policy VII, Option A; and Policy VIII, Options A and C.

  If the death benefit is equal to the Guideline Minimum Death Benefit, we reserve the right to reduce the death benefit by requiring Partial Withdrawals be made in order to maintain the net amount at risk at a level that will not exceed three times the death benefit on the Policy Date. Such Partial Withdrawals may be taxable to you in whole or in part. See "Federal Income Tax Considerations." The $25.00 withdrawal fee will not be assessed on Partial Withdrawals we require.

  The Policy is intended to qualify as a life insurance contract under the Internal Revenue Code for Federal tax purposes, and the death benefit under the Policy is intended to qualify for the income tax exclusion under the Internal Revenue Code. Unless otherwise specified by you in writing, it is intended that the Policy will not be treated as a modified endowment contract under the Internal Revenue Code. To these ends, the provisions of the Policy, including any other Rider, Benefit, or endorsement, are to be interpreted to ensure such tax qualification and to prevent the Policy from being treated as a modified endowment contract, notwithstanding any other provisions to the contrary.

  If at any time the premiums paid under your Policy exceed the amount allowable for such tax qualification, such excess amount shall be removed from the Policy as of the date of its payment, and any appropriate adjustment in the death benefit shall be made as of such date. The excess amount shall be refunded to you no later than 60 days after the end of the applicable Policy Year. The excess amount removed from the Policy and refunded to you may be adjusted for interest or for changes in Accumulated Value attributable to the excess amount. If for some reason this excess amount is not refunded by then, the death benefit under this Policy shall be increased retroactively and prospectively so that at no time is the death benefit ever less than the amount needed to ensure such tax qualification. To the extent that the death benefit as of any time is increased by this provision, appropriate adjustments shall be made retroactively in any cost of insurance or supplemental benefits as of that time that are consistent with such an increase.

  If at any time the premiums or other amounts paid under the Policy exceed the limit for avoiding modified endowment contract treatment, and you have not specified in writing that such treatment is acceptable to you, such excess amount shall be removed from the Policy as of the date of its payment, and any appropriate adjustment in the Policy's death benefit shall be made as of such date. This excess amount shall be refunded to you no later than 60 days after the end of the applicable Policy Year. The excess amount removed from the Policy and refunded to you may be adjusted for interest or for changes in Accumulated Value attributable to the excess amount. If this excess amount is not refunded by then, the death benefit under your Policy shall be increased retroactively and prospectively to the minimum amount necessary so that at no time is the death benefit ever less than the amount needed to avoid modified endowment contract treatment. To the extent the death benefit as of any time is increased by this provision, appropriate adjustments shall be made, retroactively or otherwise, in any cost of insurance or supplemental benefits as of that time that are consistent with such an increase.

  All calculations of death benefit will be made as of the end of the Valuation Period during which the Survivor dies. We will pay interest on death benefit proceeds from the date of the Survivor's death to the date of payment at an annual rate of not less than 4% or if higher, the interest rate required by state law. Death benefit proceeds may be paid to the Beneficiary in a lump sum or under a payment plan offered under the Policy. Your Policy should be consulted for details.

CHANGES IN DEATH BENEFIT OPTION

  After the fifth Policy Year, you may request that the death benefit option under your Policy be changed to Option A or B. Changes to Option C or D will not be available. Changes in the death benefit option may be made only once per Policy Year and should be made in writing to our Home Office. The effective date of any such change shall be the next Monthly Payment Date on or next following the date we receive your written request at our Home Office.

  A change in the death benefit under a Policy will result in a change in the Face Amount of the Policy so that the death benefit under the new death benefit option will equal the death benefit under the former option immediately prior to the change. From that point on, the change in option will affect the determination of the death benefit. In addition, a change in death benefit option may affect the monthly cost of insurance charge since this charge varies with the net amount at risk, which generally is the amount by which the death benefit exceeds Accumulated Value. A change will not be permitted if it would result in a Face Amount of less than $100,000, although we reserve the right to waive this minimum under certain circumstances.

  Unless otherwise specified by you in writing, any request for a death benefit option change will not be accepted by us if the option change would cause your Policy to be treated as a modified endowment contract.

DECREASE IN FACE AMOUNT

  You may request a decrease in the Face Amount under your Policy subject to approval from us. A decrease in Face Amount may only be made once per Policy Year and only after the first Policy Year. Decreasing the Face Amount could decrease the death benefit. The amount of change in the death benefit will depend, among other things, upon the death benefit option chosen by you and whether, and the degree to which, the death benefit under your Policy exceeds the Face Amount prior to the change. Changing the Face Amount could affect the subsequent level of the death benefit while your Policy is in force and the subsequent level of Policy values. A decrease in Face Amount may decrease the net amount at risk, which may decrease your cost of insurance charge.

  Any request for a decrease in Face Amount must be made by written application to our Home Office. It will become effective on the Monthly Payment Date on or next following the date we receive your written request at our Home Office.

  A decrease will not be permitted if the Face Amount would fall below $100,000, although we reserve the right to waive the minimum Face Amount under certain circumstances, such as for group or sponsored arrangements. If a decrease in the Face Amount would result in total premiums paid exceeding the premium limitations prescribed under tax law to qualify your Policy as a life insurance contract, we may refund to you the amount of such excess above the premium limitations.

  We reserve the right to disallow a requested decrease, and will not permit a requested decrease, among other reasons, (1) if compliance with the guideline premium limitations under tax law resulting from the requested decrease would result in immediate termination of your Policy, (2) if, to effect the requested decrease, payments to you would have to be made from Accumulated Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Net Cash Surrender Value under your Policy, or
(3) if the decrease would cause your Policy to be treated as a modified endowment contract and you have not specified in writing that such treatment is acceptable to you.

POLICY VALUES

  Accumulated Value. The Accumulated Value is the sum of the amounts under the Policy held in each Investment Option, as well as the amount set aside in our Loan Account to secure any Policy Debt.

  On each Valuation Date, the portion of your Accumulated Value allocated to any particular Variable Account will be adjusted to reflect the investment experience of that Variable Account. On each Monthly Payment Date, the portion of the Accumulated Value allocated to a particular Investment Option also will be adjusted to reflect the assessment of the monthly deduction. See "Determination of Accumulated Value". No minimum amount of Accumulated Value is guaranteed. You bear the risk for the investment experience of Accumulated Value allocated to the Variable Accounts.

  Cash Surrender Value. The Cash Surrender Value of your Policy equals the Accumulated Value.

  Net Cash Surrender Value. The Net Cash Surrender Value of your Policy equals the Cash Surrender Value less any outstanding Policy Debt. You can surrender your Policy at any time while either Insured is living and receive its Net Cash Surrender Value. See "Surrender".

DETERMINATION OF ACCUMULATED VALUE

  Although the death benefit under your Policy can never be less than the Policy's Face Amount, your Accumulated Value will vary to a degree that depends upon several factors, including investment performance of the Variable Accounts to which Accumulated Value has been allocated, payment of premiums, the amount of any outstanding Policy Debt, Partial Withdrawals, and the charges assessed in connection with your Policy. There is no guaranteed minimum Accumulated Value, and you bear the entire investment risk relating to the investment performance of Accumulated Value allocated to the Variable Accounts.

  The amounts allocated to the Variable Accounts will be invested in shares of the corresponding Portfolio of the Fund. The investment performance of the Variable Accounts will reflect increases or decreases in the net asset value per share of the corresponding Portfolio and any dividends or distributions declared by a Portfolio. Any dividends or distributions from any Portfolio of the Fund will be automatically reinvested in shares of the same Portfolio, unless we, on behalf of the Separate Account, elect otherwise.

  Assets in the Variable Accounts are divided into accumulation units, which are a measure of value used for bookkeeping purposes. When you allocate net premiums to a Variable Account, the Policy is credited with accumulation units. In addition, other transactions including loans, a surrender, Partial Withdrawals, transfers, and assessment of charges against your Policy affect the number of accumulation units credited to your Policy. The number of units credited or debited in connection with any such transaction is determined by dividing the dollar amount of such transaction by the unit value of the affected Variable Account. The unit value of each Variable Account is determined on each Valuation Date. The number of units credited will not change because of subsequent changes in unit value.

  The accumulation unit value of each Variable Account's unit initially was $10. The unit value of a Variable Account on any Valuation Date is calculated by adjusting the unit value from the previous Valuation Date for (1) the investment performance of the Variable Account, which is based upon the investment performance of the corresponding Portfolio of the Fund, (2) any dividends or distributions paid by the corresponding Portfolio, and (3) the charges, if any, that may be assessed by us for income taxes attributable to the operation of the Variable Account.

POLICY LOANS

  You may borrow money from us using your Policy as the only security for the loan by submitting a proper written request to our Home Office. We may in our discretion permit loans to be made by telephone if a properly completed Authorization For Telephone Requests has been filed at our Home Office. A loan may be taken any time your Policy is in force. The minimum loan that can be taken at any time is $500 ($200 in Connecticut, $250 in Oregon). The maximum amount that can be borrowed at any time is the greater of (1) 100% of your Accumulated Value in the Fixed Account plus 90% of your Accumulated Value in the Variable Accounts or (2) 100% of the product of (a X b/c - d) where (a) equals the Policy's Accumulated Value less 12 times the current monthly deduction; (b) equals 1 plus the annual loan interest rate credited; (c) equals 1 plus the annual loan interest rate currently charged; and (d) equals any existing Policy Debt.

  When you take a loan, an amount equal to the loan is transferred out of your Accumulated Value in the Investment Options into the Loan Account to secure the loan. Unless you request otherwise, loan amounts will be deducted from the Investment Options in the proportion that each bears to your Accumulated Value less Policy Debt.

  The Policy loan interest rate is 4.50% for years one through ten, and 4.25% thereafter. We will credit interest monthly on amounts held in the Loan Account to secure the loan at an annual effective rate of 4.00%.

  You may repay all or part of the loan at any time while your Policy is in force. Interest on a loan is accrued daily and is due for the prior year on each Policy Anniversary. If interest is not paid when due, it will be added to the amount of the loan principal and interest will begin accruing thereon from that date. An amount equal to the loan interest charged will be transferred to the Loan Account from the Investment Options on a proportional basis.

  Unless you request otherwise, any loan repayment will be transferred into the Investment Options in accordance with the most recent premium allocation instructions. In addition, on each Policy Anniversary any interest earned on the loan balance held in the Loan Account will be transferred to each of the Investment Options in accordance with your most recent premium allocation instructions. Any payment we receive from you while you have a loan outstanding will be first considered a premium payment, unless you tell us in writing it is a loan repayment.

  While the amount to secure the loan is held in the Loan Account, you forgo the investment experience of the Variable Accounts and the current interest rate of the Fixed Account on the loaned amount. Thus a loan, whether or not repaid, will have a permanent effect on your Policy's values and might have an effect on the amount and duration of the death benefit. If not repaid, the Policy Debt will be deducted from the amount of death benefit upon the death of the Survivor, the Cash Surrender Value upon surrender, or the refund of premium upon exercise of the Free-Look Right.

  A loan may affect the length of time your Policy remains in force. Your Policy will lapse when Net Cash Surrender Value is insufficient to cover the monthly deduction against your Policy's Accumulated Value on any Monthly Payment Date and the minimum payment required is not made during the grace period. Moreover, your Policy may enter the grace period more quickly when a loan is outstanding, because the loaned amount is not available to cover the monthly deduction. Additional payments or repayment of a portion of Policy Debt may be required to keep your Policy in force. See "Lapse".

  A loan will not be treated as a distribution from your Policy and will not result in taxable income to you unless your Policy is a modified endowment contract, in which case a loan will be treated as a distribution that may give rise to taxable income.

  For information on the tax treatment of loans, see "Federal Income Tax Considerations".

SURRENDER

  You may fully surrender your Policy at any time during the life of either Insured. The amount received in the event of a full surrender is your Policy's Net Cash Surrender Value, which is equal to its Accumulated Value less any outstanding Policy Debt.

  You may surrender your Policy by sending a written request together with your Policy to our Home Office. The proceeds will be determined as of the end of the Valuation Period during which the request for a surrender is received. You may elect to have the proceeds paid in cash or applied under a payment plan offered under the Policy. See "Payment Plan". For information on the tax effects of a surrender of a Policy, see "Federal Income Tax Considerations".

PARTIAL WITHDRAWALS

  A Policy Owner may make Partial Withdrawals of Net Cash Surrender Value starting on the first Policy Anniversary. The portion of the first Partial Withdrawal in each of the first 15 Policy Years of up to the lesser of $10,000 or 10% of the Cash Surrender Value will not reduce the Face Amount under your Policy. The excess of any Partial Withdrawal over this amount may cause a reduction in Face Amount if the death benefit option is Option A or D, as described below.

  Partial Withdrawals must be for at least $500, and your Policy's Net Cash Surrender Value after the withdrawal must be at least $500. If there is any Policy Debt, the maximum Partial Withdrawal is limited to the excess, if any, of your Cash Surrender Value immediately prior to the withdrawal over the result of the Policy Debt divided by 90%. If you do not make a Partial Withdrawal during one of the first 15 Policy Years, the amount that you could have withdrawn without affecting Face Amount does not carry over in the following year.

  You may make a Partial Withdrawal by submitting a proper written request to our Home Office. As of the effective date of any withdrawal, your Accumulated Value, Cash Surrender Value, and Net Cash Surrender Value will be reduced by the amount of the withdrawal. The amount of the withdrawal will be allocated proportionately to your Accumulated Value in the Investment Options unless you request otherwise. If the Survivor dies after the request for a withdrawal is sent to us and prior to the withdrawal being effected, the amount of the withdrawal will be deducted from the death benefit proceeds, which will be determined without taking into account the withdrawal. A withdrawal fee of $25 will be charged for a Partial Withdrawal. (See "Charges and Deductions.")

  Except as noted above, when a Partial Withdrawal is made on a Policy on which you have selected death benefit Option A or D, the Face Amount under your Policy is decreased by the excess, if any, of the Face Amount over the result of the death benefit immediately prior to the Partial Withdrawal minus the amount of the Partial Withdrawal. A Partial Withdrawal will not change the Face Amount of your Policy if you have selected death benefit Option B or C. However, assuming that the death benefit is not equal to the Guideline Minimum Death Benefit, the Partial Withdrawal will reduce the death benefit by the amount of the Partial Withdrawal. To the extent the death benefit is the Guideline Minimum Death Benefit, a Partial Withdrawal may cause the death benefit to decrease by an amount greater than the amount of the Partial Withdrawal. See "Death Benefit".

  Unless otherwise specified by you in writing, no Partial Withdrawal request will be accepted by us if the Partial Withdrawal would cause your Policy to be treated as a modified endowment contract.

  For information on the tax treatment of Partial Withdrawals, see "Federal Income Tax Considerations".

RIGHT TO EXAMINE A POLICY--FREE-LOOK RIGHT

  You have a Free-Look Right, under which your Policy may be returned within 10 days after you receive it (15 days in Colorado; 20 days in North Dakota; and 30 days if you are a resident of California and are age 60 or older), or within 45 days after you complete the application for insurance, whichever is later. However, in Pennsylvania, you have a different Free-Look Right, under which your Policy may be returned only within 10 days after you receive it. For this purpose, your application is considered complete when you sign it. It can be mailed or delivered to us or our agent. The returned Policy will be treated as if we never issued it, except as indicated below, and we will refund any charges deducted from premiums received, any net premium allocated to the Fixed Account, plus the sum of your Accumulated Value allocated to the Variable Accounts plus any Policy Charges and Fees deducted from your Accumulated Value in the Variable Accounts. If you reside in a state that requires us to return premium payments to Policy Owners who exercise the Free-Look Right, we will refund the amount of the premium paid. If you have taken a loan during the Free-Look Period, the Policy Debt will be deducted from the amount refunded. When the application is approved and the Policy is issued, net premiums will be allocated according to your instructions, unless the Policy is sold to a resident of a state that requires a refund of premium, in which case, until the Free-Look Transfer Date, net premiums received by us will be allocated to the Money Market Variable Account (except for amounts allocated to the Loan Account to secure a Policy loan). See "Allocation of Net Premiums".

LAPSE

  Your Policy will remain in force until the earliest of the death of the Survivor or a full surrender of your Policy, unless before either of these events, Accumulated Value less Policy Debt is insufficient to pay the current monthly deduction on a Monthly Payment Date and a grace period expires without sufficient additional premium payment or loan repayment by your Policy Owner. If your Accumulated Value less Policy Debt is insufficient to cover the current monthly deduction on a Monthly Payment Date, you must pay during the grace period a minimum of three times the full monthly deduction due on the Monthly Payment Date when the insufficiency occurred to avoid termination of your Policy. We will not accept any payment if it would cause your total premium payments to exceed the maximum permissible premium for your Policy's Face Amount under the Internal Revenue Code. This is unlikely to occur unless you have outstanding Policy Debt, in which case you could repay a sufficient portion of the Policy Debt to avoid termination. In this instance, you may wish to repay a portion of Policy Debt to avoid recurrence of the potential lapse. If premium payments have not exceeded the maximum permissible premiums for your Policy's Face Amount, you may wish to make larger or more frequent premium payments to avoid recurrence of the potential lapse.

  If your Accumulated Value less Policy Debt is insufficient to cover the monthly deduction on a Monthly Payment Date, we will deduct the amount that is available. We will notify you (and any assignee of record) of the payment required to keep your Policy in force. You will then have a "grace period" of 61 days, measured from the date the notice is sent, to make the required payment. Your Policy will remain in force through the grace period. Failure to make the required payment within the grace period will result in termination of coverage under your Policy, and your Policy will lapse with no value. If the required payment is made during the grace period, any premium paid will be allocated among the Investment Options in accordance with your current premium allocation instructions. Any monthly deduction due will be charged to the Investment Options on a proportionate basis. If the Survivor dies during the grace period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the grace period, reduced by any unpaid monthly deductions and any Policy Debt.

REINSTATEMENT

  We will reinstate a lapsed Policy (but not a Policy which has been surrendered for its Net Cash Surrender Value) at any time within five years after the end of the grace period provided we receive the following: (1) a written application from the Policy Owner; (2) evidence of insurability satisfactory to us for each Insured; and (3) payment of all monthly deductions that were due and unpaid during the grace period, and payment of a premium at least sufficient to keep the Policy in force for three months after the date of reinstatement.

  When your Policy is reinstated, the Accumulated Value will be equal to your Accumulated Value on the date of the lapse subject to the following: If your Policy is reinstated after the first Monthly Payment Date following lapse, the Accumulated Value will be reduced by the amount of Policy Debt on the date of lapse and no Policy Debt will exist on the date of the reinstatement. If your Policy is reinstated on the Monthly Payment Date next following lapse, any Policy Debt on the date of lapse will also be reinstated. No interest on amounts held in our Loan Account to secure Policy Debt will be paid or credited between lapse and reinstatement. Reinstatement will be effective as of the Monthly Payment Date on or next following the date of approval by us, and Accumulated Value minus, if applicable, Policy Debt will be allocated among the Investment Options in accordance with your most recent premium allocation instructions.

                            CHARGES AND DEDUCTIONS

PREMIUM LOAD

  A premium load is deducted from each premium payment under a Policy prior to allocation of the net premium to the Policy Owner's Accumulated Value. The premium load consists of the following items:

    Sales Load. The sales load is equal to 6% of each premium paid during the first ten Policy Years and 4% of each premium paid thereafter.

    The sales load is deducted to compensate us for the cost of distributing the Policies. The amount derived by us from the sales load is not expected to be sufficient to cover the sales and distribution expenses in connection with the Policies. To the extent that sales and distribution expenses exceed sales loads, such expenses may be recovered from other charges, including amounts derived from the charge for mortality and expense risks and from mortality gains.

    We may reduce or waive the sales load on Policies sold to our directors or employees or any of our affiliates or to trustees or any employees of the Fund.

    State and Local Premium Tax Charge. A charge equal to 2.35% is assessed against each premium to pay applicable state and local premium taxes. Premium taxes vary from state to state, and in some instances, among municipalities. The 2.35% rate approximates the average tax rate expected to be paid on premiums from all states. Premium taxes vary from state to state, and in some instances, among municipalities. We reserve the right to change the premium tax charge to reflect any changes in the law. We do not expect to profit from this charge.

    Federal Tax Charge. A charge equal to 1.50% is assessed against each premium to pay applicable Federal Tax. We reserve the right to change the Federal Tax charge to reflect any changes in the law.

DEDUCTIONS FROM ACCUMULATED VALUE

  A charge called the monthly deduction is deducted from a Policy's Accumulated Value in the Investment Options beginning on the Monthly Payment Date on or next following the date we first become obligated under the Policy and on each Monthly Payment Date thereafter. Unless you request otherwise, the monthly deduction will be deducted from the Investment Options on a prorata basis. The monthly deduction consists of the following items:

  Cost of Insurance. This monthly charge compensates us for the anticipated cost of paying death benefits in excess of Accumulated Value to Beneficiaries of joint Insureds who die. The amount of the charge is equal to a current cost of insurance rate multiplied by the net amount at risk under a Policy at the beginning of the Policy Month. We may use any profit we derive from this charge for any lawful purpose, including the cost of claims processing and investigation. The net amount at risk for these purposes is equal to the amount of death benefit payable at the beginning of the Policy Month divided by 1.00327374 (a discount factor to account for return deemed to be earned during the month) less the Accumulated Value at the beginning of the Policy Month.

  Each Policy contains guaranteed cost of insurance rates that may not be increased. The guaranteed rates are intended to reflect the insurance risk associated with joint Insureds. They are based on certain of the 1980

Commissioners Standard Ordinary Mortality Tables (and where unisex cost of insurance rates apply, the 1980 Commissioners Ordinary Mortality Table B), and the Ages, gender (where permissible), and underwriting classes of the Insureds. The guaranteed cost of insurance rates are set equal to zero starting at the Policy Anniversary where the younger Insured reaches age 100, and will remain zero from that point on. As of the date of this prospectus, we charge "current rates" that are lower (i.e., less expensive) than the guaranteed rates, and we may also charge current rates in the future. Like the guaranteed rates, the current rates also vary with the Ages, gender (where permissible), and underwriting classes of the Insureds. They also vary with the number of completed Policy Years. The cost of insurance rates generally increase with the Ages of the Insureds.

  Administrative Charge. A monthly administrative charge is deducted equal to $16 in each of the first 60 Policy Months and $6 per month thereafter. The administrative charge is assessed to reimburse us for the expenses associated with administration and maintenance of the Policies. The administrative charge is guaranteed never to exceed $16 during the first 60 Policy Months and $6 per month thereafter. We do not expect to profit from this charge.

  The monthly administrative charges will be waived on the second or subsequent Policies acquired by you on the lives of the Insureds who are the same Insureds as on your initial Policy, and that Policy is in force. However, we deduct $200 from the initial premium to cover processing costs.

  Mortality and Expense Risk Charge. A monthly charge is deducted for mortality and expense risks assumed by us. The mortality and expense risk charge consists of two components: a Face Amount Component and an Accumulated Value Component.

  During the first ten Policy Years, the Face Amount Component will be assessed at a rate determined with reference to the initial Face Amount of the Policy. The rate will be equal to a Face Amount Component Factor per $1,000 of initial Face Amount. Face Amount Component Factors are shown in Appendix B, and they are based upon the Joint Equal Age of the Insureds at the Policy Date. For example, for a Policy where the Joint Equal Age attributable to the Insureds is 50 on the Policy Date, and where the Face Amount is $100,000, the Face Amount Component Factor would be 0.102, and the monthly Face Amount Component for the first ten Policy Years would be $10.20. This component is not assessed after the tenth Policy Year.

  In addition, a monthly Accumulated Value Component is assessed at an annual rate equal to .30% of Accumulated Value during the first twenty Policy Years and .10% of Accumulated Value thereafter. For purposes of this component, the Accumulated Value is based upon its value on the Monthly Payment Date after the deduction of the cost of insurance charge and charges for any optional insurance Riders or Benefits added.

  The mortality and expense risk charge is assessed to compensate us for assuming certain mortality and expense risks under the Policies. The mortality risk assumed is that Insureds, as a group, may live for a shorter period of time than estimated and, therefore, the cost of insurance charges specified in the Policy will be insufficient to meet actual claims. The expense risk assumed is that other expenses incurred in issuing and administering the Policies and operating the Separate Account will be greater than the charges assessed for such expenses. We will realize a gain from this charge to the extent it is not needed to provide the mortality benefits and expenses under the Policies, and will realize a loss to the extent the charge is not sufficient. We may use any profit derived from this charge for any lawful purpose, including any distribution expenses not covered by the sales load.

  Optional Insurance Benefits Charges. The monthly deduction will include charges for any optional insurance Riders or Benefits added to the Policy. See "Optional Insurance Benefits".

WITHDRAWAL CHARGE

  A withdrawal fee of $25 will be deducted proportionately from the Accumulated Value in the Investment Options each time a Partial Withdrawal occurs.

CORPORATE PURCHASERS

  The Policy is available for individuals and for corporations and other institutions. For corporations or other group or sponsored arrangements purchasing one or more Policies, we may reduce the amount of charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies are reduced. Sales, underwriting or other administrative expenses may be reduced, for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangements, from the amount of the initial premium payment or payments, or the amount of projected premium payments.

OTHER CHARGES

  We will bear the direct operating expenses of the Separate Account. Each Variable Account available to you purchases shares of the corresponding Portfolio of the underlying Fund. The Fund and each of its Portfolios incur certain charges, including the investment advisory fee, and certain operating expenses. The Fund is governed by its Board of Trustees. The Fund's expenses are not fixed or specified under the terms of the Policy and these expenses may vary from year to year. The advisory fees and other expenses are more fully described in "Summary of the Policy: Fund Annual Expenses After Expense Limitation" and in the prospectus of the Fund.

GUARANTEE OF CERTAIN CHARGES

  We guarantee that certain charges will not increase. This includes the charge for mortality and expense risks, the administrative charge with respect to the guaranteed rates described above, the premium load, and the guaranteed cost of insurance rates.

                               OTHER INFORMATION

FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion provides a general description of the federal income tax considerations relating to the Policy. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). This discussion is not intended as tax advice. Because of the inherent complexity of such laws and the fact that tax results will vary according to the particular circumstances of the individual involved, tax advice may be needed by a person contemplating the purchase of the Policy. It should, therefore, be understood that these comments concerning federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the Policy and that special rules which are not discussed herein may apply in certain situations. Moreover, no representation is made as to the likelihood of continuation of federal income tax or estate or gift tax laws or of the current interpretations by the IRS or the courts. Future legislation may adversely affect the tax treatment of life insurance policies or other tax rules described in this discussion or that relate directly or indirectly to life insurance policies. Finally, these comments do not take into account any state or local income tax considerations which may be involved in the purchase of the Policy.

  While we believe that the Policy meets the statutory definition of life insurance under Section 7702 of the Internal Revenue Code ("IRC") and hence will receive federal income tax treatment consistent with that of traditional fixed life insurance, the area of the tax law relating to the definition of life insurance does not explicitly address all relevant issues (including, for example, the treatment of substandard risk policies, policies with term insurance on the Insureds, and certain tax requirements relating to joint survivorship life insurance policies). We reserve the right to make changes to the Policy if changes are deemed appropriate by us to attempt to assure qualification of the Policy as a life insurance contract. If a Policy were determined not to qualify as life insurance, the Policy would not provide the tax advantages normally provided by life insurance. The discussion below summarizes the tax treatment of life insurance contracts.

  The death benefit under a Policy should be excludable from the gross income of the Beneficiary (whether the Beneficiary is a corporation, individual or other entity) under IRC Section 101(a)(1) for purposes of the regular federal income tax and you generally should not be deemed to be in constructive receipt of the cash values, including increments thereof, under the Policy until a full surrender thereof or a Partial Withdrawal. In addition, certain Policy loans may be taxable in the case of Policies that are modified endowment contracts. PROSPECTIVE POLICY OWNERS THAT INTEND TO USE POLICIES TO FUND DEFERRED COMPENSATION ARRANGEMENTS FOR THEIR EMPLOYEES ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF SUCH ARRANGEMENTS. PROSPECTIVE CORPORATE OWNERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE TREATMENT OF LIFE INSURANCE IN THEIR PARTICULAR CIRCUMSTANCES FOR PURPOSES OF THE ALTERNATIVE MINIMUM TAX APPLICABLE TO CORPORATIONS AND THE ENVIRONMENTAL TAX UNDER IRC SECTION 59A. Changing the Policy Owner may also have tax consequences. Exchanging a Policy for another involving the same Insureds generally will not result in the recognition of gain or loss according to Section 1035(a) of the IRC. Changing the Insureds under a Policy will, however, not be treated as a tax-free exchange under
Section 1035, but rather as a taxable exchange.

  Diversification Requirements. To comply with regulations under Section 817(h) of the IRC, each Portfolio of the Fund is required to diversify its investments. For details on these diversification requirements, see "What is the Federal Income Tax Status of the Fund" in the Fund's prospectus.

  The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable policy owner's gross income. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor [i.e., the Policy Owner], rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

  The ownership rights under your Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, you have additional flexibility in allocating premium payments and Policy values. These differences could result in your being treated as the owner of your Policy's pro rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or ruling which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the Policy, as deemed appropriate by us, to attempt to prevent you from being considered the owner of your Policy's pro rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Portfolios will be able to operate as currently described in the Prospectus, or that the Fund will not have to change any Portfolio's investment objective or investment policies.

  Tax Treatment of Policies. IRC Section 7702A defines a class of life insurance contracts referred to as modified endowment contracts. Under this provision, the policies will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance contracts, as described below. Taxation of pre-death distributions from Policies that are classified as modified endowment contracts and that are entered into on or after June 21, 1988 is somewhat different, as described below.

  A life insurance contract becomes a "modified endowment contract" if, at any time during the first seven contract years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, such that if paid for each of the first seven years, will fully pay for all future death and endowment benefits under a life insurance contract. For example, if the "seven-pay premiums" were $1,000, the maximum premiums that could be paid during the first seven years to avoid "modified endowment" treatment would be $1,000 in the first year; $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a Select Estate Preserver Policy II may or may not be a modified endowment contract, depending on the amount of premiums paid during each of the Policy's first seven contract years. Changes in the Policy, including changes in death benefits, may require "retesting" of a Policy to determine if it is to be classified as a modified endowment contract.

  Conventional Life Insurance Policies. If a Policy is not a modified endowment contract, upon full surrender for its Net Cash Surrender Value, the excess, if any, of the Net Cash Surrender Value plus any outstanding Policy Debt over the cost basis under a Policy will be treated as ordinary income for federal income tax purposes. Such a Policy's cost basis will usually equal the premiums paid less any premiums previously recovered in Partial Withdrawals. Under IRC Section 7702, if a Partial Withdrawal occurring within 15 years of the Policy Date is accompanied by a reduction in benefits under the Policy, special rules apply to determine whether part or all of the cash received is paid out of the income of the Policy and is taxable. Cash distributed to a Policy Owner on Partial Withdrawals occurring more than 15 years after the Policy Date will be taxable as ordinary income to the Policy Owner to the extent that it exceeds the cost basis under a Policy.

  We also believe that loans received under Policies that are not modified endowment contracts will be treated as indebtedness of the Owner for Federal income tax purposes, and that no part of any loan under the Policy will constitute income to the Owner unless the Policy is surrendered or matures or lapses. CONSULT WITH YOUR TAX ADVISOR ON WHETHER INTEREST PAID (OR ACCRUED BY AN ACCRUAL BASIS TAXPAYER) ON A LOAN UNDER A POLICY THAT IS NOT A MODIFIED ENDOWMENT CONTRACT MAY BE DEDUCTIBLE. Tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

  Modified Endowment Contracts. Pre-death distributions from modified endowment contracts may give rise to taxable income. Upon full surrender or maturity of the Policy, the Policy Owner would recognize ordinary income for federal income tax purposes equal to the amount by which the Net Cash Surrender Value plus Policy Debt exceeds the investment in the Policy (usually the premiums paid plus certain pre-death distributions that were taxable less any premiums previously recovered that were excludable from gross income). Upon Partial Withdrawals and Policy loans, the Policy Owner would recognize ordinary income to the extent allocable to income (which includes all previously non-taxed gains) on the Policy. The amount allocated to income is the amount by which the Accumulated Value of the Policy exceeds investment in the Policy immediately before the distribution. If two or more policies which are classified as modified endowment contracts are purchased from any one insurance company, including us, during any calendar year, all such policies will be aggregated for purposes of determining the portion of the pre-death distributions allocable to income on the policies and the portion allocable to investment in the policies.

  Amounts received under a modified endowment contract that are included in gross income are subject to an additional tax equal to 10% of the amount included in gross income, unless an exception applies. The 10% additional tax does not apply to any amount received: (i) when the taxpayer is at least 59 1/2 years old; (ii) which is attributable to the taxpayer becoming disabled; or (iii) which is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

  If a Policy was not originally a modified endowment contract but becomes one, under Treasury Department regulations which are yet to be prescribed, pre-death distributions received in anticipation of a failure of a Policy to meet the seven-pay premium test are to be treated as pre-death distributions from a modified endowment contract (and, therefore, are to be taxable as described above) even though, at the time of the distribution(s) the Policy was not yet a modified endowment contract. For this purpose, pursuant to the IRC, any distribution made within two years before the Policy is classified as a modified endowment contract shall be treated as being made in anticipation of the Policy's failing to meet the seven-pay premium test.

  It is unclear whether interest paid (or accrued by an accrual basis taxpayer) on Policy Debt with respect to a modified endowment contract constitutes interest for federal income tax purposes. CONSULT YOUR TAX ADVISOR. Tax law provisions may limit the deduction of interest payable on loan proceeds that are used to purchase or carry certain life insurance policies.

  Reasonableness Requirement for Charges. Another provision of the tax law deals with allowable charges for mortality costs and other expenses that are used in making calculations to determine whether a contract qualifies as life insurance for federal income tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid. The Treasury Department has issued proposed regulations and is expected to promulgate temporary or final regulations governing reasonableness standards for mortality charges. Under the proposed regulations, the standards applicable to joint survivor life insurance policies are not entirely clear. While we believe under IRS pronouncements currently in effect that the mortality costs and other expenses used in making calculations to determine whether the Policy qualifies as life insurance meet the current requirements, complete assurance cannot be given that the IRS would necessarily agree. It is possible that future regulations will contain standards that would require us to modify the mortality charges used for the purposes of the calculations in order to retain the qualification of the Policy as life insurance for federal income tax purposes, and we reserve the right to make any such modifications.

  Accelerated Living Benefits. An Accelerated Living Benefit Rider is available in connection with the Policy. Benefits under the Accelerated Living Benefit Rider may be taxable. The Internal Revenue Service has issued proposed regulations and is expected to issue final regulations in the near future under which accelerated living benefits that meet the requirements set forth in the regulations can be received without incurring a Federal income tax. The precise requirements which will be incorporated in the final regulations are not known.

  In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet certain technical aspects of the definition of "life insurance contract" under the Code. The IRS regulations mentioned above are expected to set forth the requirements under which a policy with an accelerated living benefits rider will be deemed to meet the definitional requirements of a life insurance contract. Pacific Mutual reserves the right to (but is not obligated to) modify the Rider to conform with requirements under the final regulations. OWNERS CONSIDERING ADDING AN ACCELERATED LIVING BENEFIT RIDER OR EXERCISING RIGHTS UNDER THE RIDER SHOULD FIRST CONSULT A QUALIFIED TAX ADVISOR.

  Split Policy Option Rider. This Rider permits a Policy to be split into two individual policies. A Policy split could have adverse tax consequences. For example, it is not clear whether a Policy split will be treated as a nontaxable exchange under IRC Section 1031 through 1043. If a Policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the Policy at the time of the split. OWNERS CONSIDERING ADDING A SPLIT POLICY OPTION RIDER OR EXERCISING RIGHTS UNDER THIS RIDER SHOULD FIRST CONSULT A QUALIFIED TAX ADVISER.

  Other. Federal estate and gift and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the jurisdiction and the circumstances of each Owner or Beneficiary.

  FOR COMPLETE INFORMATION ON FEDERAL, STATE, LOCAL AND OTHER TAX
CONSIDERATIONS, A QUALIFIED TAX ADVISER SHOULD BE CONSULTED.

  WE DO NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY.

CHARGE FOR OUR INCOME TAXES

  For federal income tax purposes, variable life insurance generally is treated in a manner consistent with traditional fixed life insurance. We will review the question of the charge to the Separate Account for our federal income taxes periodically. A charge may be made for any federal income taxes incurred by us that are attributable to the Separate Account or to our operations with respect to the Policy. A charge might become necessary if our tax treatment is ultimately determined to be other than what we currently believe it to be, if there are changes made in the federal income tax treatment of variable life insurance at the insurance company level, or if there is a change in our tax status.

  Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we reserve the right to charge the Account for such taxes, if any, attributable to the Account.

VOTING OF FUND SHARES

  In accordance with our view of present applicable law, we will exercise voting rights attributable to the shares of each Portfolio of the Fund held in the Variable Accounts at any regular and special meetings of the shareholders of the Fund on matters requiring shareholder voting under the Investment Company Act of 1940 or by the Fund. We will exercise these voting rights based on instructions received from persons having the voting interest in corresponding Variable Accounts of the Separate Account. However, if the Investment Company Act of 1940 or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Fund in our own right, we may elect to do so.

  You are the person having the voting interest under a Policy. Unless otherwise required by applicable law, the number of votes as to which you will have the right to instruct will be determined by dividing your Accumulated Value in a Variable Account by the net asset value per share of the corresponding Portfolio of the Fund. Fractional votes will be counted. The number of votes as to which a Policy Owner will have the right to instruct will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the meeting of the Fund. If required by the SEC, we reserve the right to determine in a different fashion the voting rights attributable to the shares of the Fund based upon the instructions received from Policy Owners. Voting instructions may be cast in person or by proxy.

  If there are shares of a Portfolio held by a Variable Account for which we do not receive timely voting instructions, we will vote those shares in the same proportion as all other shares of that Portfolio held by that Variable Account for which we have received timely voting instructions. If we hold shares of a Portfolio in our General Account, we will vote those shares in the same proportion as other votes cast by all of our separate accounts in the aggregate.

DISREGARD OF VOTING INSTRUCTIONS

  We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that voting rights be exercised so as to cause a change in the subclassification or investment objective of a Portfolio or to approve or disapprove an investment advisory contract. In addition, we may disregard voting instructions of changes initiated by Policy Owners in the investment policy or the investment adviser (or portfolio manager) of a Portfolio, provided that our disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the Portfolio's objectives and purpose, and considering the effect the change would have on us. In the event we do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next report to Policy Owners.

REPORT TO OWNERS

  A statement will be sent quarterly to you setting forth a summary of the transactions which occurred during the Policy Quarter and indicating the death benefit, Face Amount, Accumulated Value, Cash Surrender Value, and any Policy Debt. In addition, the statement will indicate the allocation of Accumulated Value among the Investment Options and any other information required by law. Confirmations will be sent out upon unscheduled premium payments and transfers, loans, loan repayments, withdrawals, and surrenders. Confirmation of scheduled transactions under dollar cost averaging and portfolio rebalancing will appear on your quarterly statement.

  You will also be sent annual financial statements for the Separate Account and the Fund, the latter of which will include a list of the portfolio securities of the Fund, as required by the Investment Company Act of 1940, and/or such other reports as may be required by federal securities laws.

SUBSTITUTION OF INVESTMENTS

  We reserve the right, subject to compliance with the law as then in effect, to make additions to, deletions from, or substitutions for the securities that are held by the Separate Account or any Variable Account or that the Separate Account or any Variable Account may purchase. If shares of any or all of the Portfolios of the Fund should no longer be available for investment, or if, in the judgment of our management, further investment in shares of any or all Portfolios of the Fund should become inappropriate in view of the purposes of the Policies, we may substitute shares of another Portfolio of the Fund or of a different fund for shares already purchased, or to be purchased in the future under the Policies.

  Where required, we will not substitute any shares attributable to a Policy Owner's interest in a Variable Account or the Separate Account without notice, Policy Owner approval, or prior approval of the SEC and without following the filing or other procedures established by applicable state insurance regulators.

  We also reserve the right to establish additional Variable Accounts of the Separate Account, each of which would invest in a new Portfolio of the Fund, or in shares of another investment company, a portfolio thereof, or suitable investment vehicle. New Variable Accounts may be established when, in our sole discretion, marketing needs or investment conditions warrant, and any new Variable Accounts will be made available to existing Policy Owners on a basis to be determined by us. We may also cease offering or eliminate one or more Variable Accounts if, in our sole discretion, marketing, tax, or investment conditions so warrant. We may also terminate and liquidate any Variable Account.

  In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by us to be in the best interests of persons having voting rights under the Policies, the Separate Account may be operated as a management investment company under the Investment Company Act of 1940 or any other form permitted by law, it may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other separate accounts of our or an affiliate of ours. Subject to compliance with applicable law, we also may combine one or more Variable Accounts and may establish a committee, board, or other group to manage one or more aspects of the operation of the Separate Account.

CHANGES TO COMPLY WITH LAW

  We reserve the right to make any change without your consent to the provisions of the Policy to comply with, or give you the benefit of, any federal or state statute, rule, or regulation, including but not limited to requirements for life insurance contracts and modified endowment contracts under the IRC, under regulations of the United States Treasury Department or any state.

                            PERFORMANCE INFORMATION

  Performance information for the Variable Accounts of the Separate Account may appear in advertisements, sales literature, or reports to Policy Owners or prospective purchasers. Performance information in advertisements or sales literature may be expressed in any fashion permitted under applicable law, which may include presentation of a change in a Policy Owner's Accumulated Value attributable to the performance of one or more Variable Accounts, or as a change in a Policy Owner's death benefit. Performance quotations may be expressed as a change in a Policy Owner's Accumulated Value over time or in terms of the average annual compounded rate of return on the Policy Owner's Accumulated Value, based upon a hypothetical Policy in which premiums have been allocated to a particular Variable Account over certain periods of time that will include one year or from the commencement of operation of the Variable Account. If a Portfolio has been in existence for a longer period of time than its corresponding Variable Account, we may also present hypothetical returns that the Variable Account would have achieved had it invested in its corresponding Portfolio for periods through the commencement of operation of the Portfolio. For the period that a particular Variable Account has been in existence, the performance will be actual performance and not hypothetical in nature. Any such quotation may reflect the deduction of all applicable charges to the Policy including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The varying death benefit options will result in different expenses for the cost of insurance, and the varying expenses will result in different Accumulated Values. Since the Guideline Minimum Death Benefit is equal to a percentage (e.g., 250% for an Insured Age 40) times Accumulated Value, it will vary with Accumulated Value. The cost of insurance charge varies according to the Ages of the Insureds and therefore the cost of insurance charge reflected in the performance for the hypothetical Policy is based on the hypothetical Insureds and death benefit option assumed.

  Performance information for a Variable Account may be compared, in advertisements, sales literature, and reports to Policy Owners, to: (i) other variable life separate accounts or investment products tracked by research firms, ratings services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria; and
(ii) the Consumer Price Index (measure for inflation) to assess the real rate of return from the purchase of a Policy. Reports and promotional literature may also contain our rating or a rating of our claim-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

  Performance information for any Variable Account of the Separate Account reflects only the performance of a hypothetical Policy whose Accumulated Value is allocated to the Variable Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Portfolio of the Fund in which the Variable Account invests, and the market conditions during the given period of time, and should not be considered as a representation of what may be achieved in the future.

                               THE FIXED ACCOUNT

  You may allocate all or a portion of your net premium payments and transfer Accumulated Value to our Fixed Account. Amounts allocated to the Fixed Account become part of our "General Account," which supports insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Fixed Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor any interest therein is generally subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus. For more details regarding the Fixed Account, see the Policy itself.

GENERAL DESCRIPTION

  Amounts allocated to the Fixed Account become part of our General Account, which consists of all assets owned by us other than those in the Separate Account and other separate accounts of ours. Subject to applicable law, we have sole discretion over the investment of the assets of our General Account.

  You may elect to allocate net premium payments to the Fixed Account, the Separate Account, or both. You may also transfer Accumulated Value from the Variable Accounts to the Fixed Account, or from the Fixed Account to the Variable Accounts, subject to the limitations described below. We guarantee that the Accumulated Value in the Fixed Account will be credited with a minimum interest rate of .32737% per month, compounded monthly, for a minimum effective annual rate of 4%. Such interest will be paid regardless of the actual investment experience of the Fixed Account. In addition, we may at our sole discretion declare current interest in excess of the 4%, which will be guaranteed for one year. (The portion of your Accumulated Value that has been used to secure Policy Debt will be credited with an interest rate of .32737% per month, compounded monthly, for an effective annual rate of 4%.)

  We bear the full investment risk for the Accumulated Value allocated to the Fixed Account.

DEATH BENEFIT

  The death benefit under the Policy will be determined in the same fashion for a Policy Owner who has Accumulated Value in the Fixed Account as for a Policy Owner who has Accumulated Value in the Variable Accounts. See "Death Benefit".

POLICY CHARGES

  Policy charges will be the same whether you who allocate net premiums or transfer Accumulated Value to the Fixed Account or allocate net premiums to the Variable Accounts. These charges consist of the premium load, including the sales load, state and local premium tax charge, and federal tax charge; the deductions from Accumulated Value, including the charges for the cost of insurance, administrative charge, mortality and expense risk charge, the charge for any optional insurance benefits added by rider, any death benefit change charge; and the withdrawal charge. Any amounts that we pay for income taxes allocable to the Variable Accounts will not be charged against the Fixed Account. In addition, the operating expenses of the Variable Accounts, as well as the investment advisory fee charged by the Fund, will not be paid directly or indirectly by you to the extent your Accumulated Value is allocated to the Fixed Account; however, to such extent, you will not participate in the investment experience of the Variable Accounts.

TRANSFERS, SURRENDERS, WITHDRAWALS, AND POLICY LOANS

  Amounts may be transferred from the Variable Accounts to the Fixed Account and from the Fixed Account to the Variable Accounts, subject to the following limitations. If you reside in states that require us to refund premiums to Owners who return their Policies during the Free Look Period, you may not make transfers until after the Free Look Transfer Date. No transfer may be made if the Policy is in a grace period and the required premium has not been paid. You may not make more than one transfer from the Fixed Account to the Variable Accounts in any 12-month period. Further, you may not transfer more than the greater of 25% of your Accumulated Value in the Fixed Account or $5,000 in any year. Currently there is no charge imposed upon transfers; however, we reserve the right to assess such a charge in the future and to impose other limitations on the number of transfers, the amount of transfers, and the amount remaining in the Fixed Account or Variable Accounts after a transfer. Transfers from the Variable Accounts to the Fixed Account may be made in the Policy Month preceding a Policy Anniversary, except that if you reside in Connecticut, Georgia, Maryland, North Carolina, or Pennsylvania, you may make such a transfer at any time during the first eighteen Policy Months.

  You may also make full surrenders and Partial Withdrawals from the Fixed Account to the same extent as an Owner who has invested in the Variable Accounts. See "Surrender" and "Partial Withdrawals". You may borrow up to the greater of (1) 90% of your Accumulated Value in the Variable Accounts and 100% of your Accumulated Value in the Fixed Account, and (2) 100% of the product of (a X b/c - d) where (a) equals the Policy's Accumulated Value less 12 times the current monthly deductions; (b) equals 1 plus the annual loan interest rate credited; (c) equals 1 plus the annual loan rate currently charged; and
(d) equals any existing Policy Debt. See "Policy Loans". Transfers, surrenders, and withdrawals payable from the Fixed Account, and the payment of Policy loans allocated to the Fixed Account, may be delayed for up to six months.

                             MORE ABOUT THE POLICY

OWNERSHIP

  The Policy Owner is the individual named as such in the application or in any later change shown in our records. While the Insureds are living, the Policy Owner alone has the right to receive all benefits and exercise all rights that the Policy grants or we allow.

  Joint Owners. If more than one person is named as Policy Owner, they are joint Owners. Any Policy transaction requires the signature of all persons named jointly. Unless otherwise provided, if a joint Owner dies, ownership passes to the surviving joint Owner(s). When the last joint Owner dies, ownership passes through that person's estate, unless otherwise provided.

BENEFICIARY

  The Beneficiary is the individual named as such in the application or any later change shown in our records. You may change the Beneficiary at any time during the life of either Insured by written request on forms provided by us, which must be received by us at our Home Office. The change will be effective as of the date this form is signed. Contingent and/or concurrent Beneficiaries may be designated. You may designate a permanent Beneficiary, whose rights under your Policy cannot be changed without his or her consent. Unless otherwise provided, if no designated Beneficiary is living upon the death of the Survivor, you are the Beneficiary, if living; otherwise your estate is the Beneficiary.

  We will pay the death benefit proceeds to the Beneficiary. Unless otherwise provided, in order to receive proceeds at the Survivor's death, the Beneficiary must be living at the time of the Survivor's death.

THE CONTRACT

  This Policy is a contract between the Owner and us. The entire contract consists of the Policy, a copy of the initial application, all subsequent applications to change the Policy, any endorsements, any Riders and Benefits, and all additional Policy information sections (specification pages) added to the Policy.

PAYMENTS

  We ordinarily will pay death benefit proceeds, Net Cash Surrender Value on surrender, Partial Withdrawals, and loan proceeds based on allocations made to the Variable Accounts, and will effect a transfer between Variable Accounts or from a Variable Account to the Fixed Account within seven days after we receive all the information needed to process a payment or, if sooner, any other period required by law.

  However, we can postpone the calculation or payment of such a payment or transfer of amounts based on investment performance of the Variable Accounts if:

  . The New York Stock Exchange is closed on other than customary weekend and holiday closing or trading on the New York Stock Exchange is restricted as determined by the SEC; or

  . An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of a Variable Account's net assets; or

  .  The SEC by order permits postponement for the protection of Policy
     Owners.

ASSIGNMENT

  You may assign a Policy as collateral security for a loan or other obligation. No assignment will bind us unless the original, or a copy, is received at our Home Office, and will be effective only when recorded by us. An assignment does not change the ownership of the Policy. However, after an assignment, the rights of any Owner or Beneficiary will be subject to the assignment. The entire Policy, including any attached payment option, Rider, Benefit, and endorsement, will be subject to the assignment. We will not be responsible for the validity of any assignment. Unless otherwise provided, the assignee may exercise all rights this Policy grants except (a) the right to change the Policy Owner or Beneficiary; and (b) the right to elect a payment option. Assignment of a Policy that is a modified endowment contract may generate taxable income. (See "Federal Income Tax Considerations".)

ERRORS ON THE APPLICATION

  If the Age or sex of either Insured has been misstated, the Face Amount shall be adjusted as follows in order to reflect the correct Age or sex: the Face Amount before the adjustment will be multiplied by the monthly cost of insurance rate used in the Policy Year in which the misstatement is discovered, based on the misstated Age or sex, and the result will be divided by the monthly cost of insurance rate for the Policy Year in which the misstatement is discovered, based on the correct Age and sex. For all Policy Months following the discovery of the misstatement, Accumulated Value will be calculated using cost of insurance charges, Rider charges and Benefit charges based on the correct Age and sex, but Accumulated Value for all Policy Months through the Month in which the misstatement is discovered will not be recalculated. Mortality and expense risk charges will not be recalculated. If unisex cost of insurance rates apply, no adjustment will be made for a misstatement of sex. See "Charges and Deductions: Cost of Insurance".

INCONTESTABILITY

  We may contest the validity of your Policy if any material misstatements are made in the application. However, your Policy will be incontestable after the expiration of the following: the initial Face Amount cannot be contested with respect to a given Insured after the Policy has been in force during the Insured's lifetime for two years from the Policy Date; and reinstatement cannot be contested after it has been in force during an Insured's lifetime for two years from the date of reinstatement.

PAYMENT IN CASE OF SUICIDE

  If either Insured dies by suicide, while sane or insane, within two years from the Policy Date, we will limit the death benefit proceeds to the premium payments less any withdrawal amounts, dividends paid by us in cash, and Policy Debt.

DIVIDENDS

  The current dividend scale is zero and we do not anticipate that dividends will be paid. Any dividends that do become payable will be paid in cash.

POLICY ILLUSTRATIONS

  Upon request, we will send you an illustration of future benefits under your Policy based on both guaranteed and current cost factor assumptions. However, we reserve the right to charge a $25 fee for requests for illustrations in excess of one per Policy year.

PAYMENT PLAN

  Surrender or withdrawal benefits may be used to purchase a payment plan providing monthly income for the lifetime of the Insureds, and death benefit proceeds may be used to purchase a payment plan providing monthly income for the lifetime of the Beneficiary. The monthly payments consisting of proceeds plus interest will be paid in equal installments for at least ten years. The purchase rates for the payment plan are guaranteed not to exceed those shown in the Policy, but current rates that are lower (i.e., providing greater income) may be established by us from time to time. This benefit is not available if the income would be less than $100 a month. Surrender or withdrawal benefits or death benefit proceeds may be used to purchase any other payment plan that we make available at that time.

OPTIONAL INSURANCE BENEFITS AND OTHER POLICIES

  Subject to certain requirements, you may elect to add one or more of the following optional insurance benefits to the Policy by a Rider at the time of application for your Policy (subject to approval of state insurance authorities). These optional benefits are: guaranteed payment of a specified coverage amount upon the death of the Survivor, subject to stated conditions; provision for level or varying coverage on the same two Insureds; renewable level or varying term insurance on either Insured, or individually on the Insureds; allowance to split the Policy into individual policies for each Insured without evidence of individual insurability; allowance to split the Policy into individual policies for each Insured subject to evidence of individual insurability; and Policy Owner access to a portion of the Policy's proceeds if an Insured has been diagnosed with a terminal illness resulting in a life expectancy of six months or less (or such other period that may be required by state insurance authorities). The cost of any additional insurance benefits will be deducted as part of the monthly deduction against Accumulated Value. See "Charges and Deductions". The amounts of these benefits are fully guaranteed at issue. Certain restrictions may apply and are described in the applicable Rider or Benefit. Under certain circumstances, a Policy can be combined with an added protection benefit to result in a combined coverage amount (face amount) equal to the same Face Amount that could be acquired under a single policy. For given Insureds, combining a Policy and a benefit may result in a Face Amount component of the mortality and expense risk charge for a Policy that are lower than the single Policy providing the same Face Amount. We offer other variable life insurance policies that provide insurance protection on the lives of two insureds or on the life of a single insured, whose loads and charges may vary. An insurance agent authorized to sell the Policy can describe these extra optional benefits and other policies further. Samples of the provisions for the extra optional benefits are available from us upon written request.

LIFE INSURANCE RETIREMENT PLANS

  Any Policy Owners or applicants who wish to consider using the Policy as a funding vehicle for (non-qualified) retirement purposes may obtain additional information from us. An Owner could pay premiums under a Policy for a number of years, and upon retirement, could utilize a Policy's loan and partial withdrawal features to access Accumulated Value as a source of retirement income for a period of time. This use of a Policy does not alter an Owner's rights or our obligations under a Policy; the Policy would remain a life insurance contract that, so long as it remains in force, provides for a death benefit payable when the Survivor dies.

  Ledger illustrations are available upon request that portray how the Policy can be used as a funding mechanism for (non-qualified) retirement plans, referred to herein as "life insurance retirement plans," for individuals. Ledger illustrations provided upon request show the effect on Accumulated Value, Net Cash Surrender Value, and the net death benefit of premiums paid under a Policy and Partial Withdrawals and loans taken for retirement income; or reflecting allocation of premiums to specified Variable Accounts. This information will be portrayed at hypothetical rates of return that are requested. Charts and graphs presenting a comparison of retirement strategies will also be furnished upon request. Any graphic presentations and retirement strategy charts must be accompanied by a corresponding ledger illustration; ledger illustrations must always include or be accompanied by comparable information that is based on guaranteed cost of insurance rates and that presents a hypothetical gross rate of return of 0%. Retirement illustrations will not be furnished with a hypothetical gross rate of return in excess of 12%.

  The hypothetical rates of return in ledger illustrations are illustrative only and should not be interpreted as a representation of past or future investment results. Policy values and benefits shown in the ledger illustrations would be different if the gross annual investment rates of return were different from the hypothetical rates portrayed, if premiums were not paid when due, and loan interest was paid when due. Withdrawals or loans may have an adverse effect on Policy benefits.

RISKS OF LIFE INSURANCE RETIREMENT PLANS

  Using the Policy as a funding vehicle for retirement income purposes presents several risks, including the risk that if the Policy is insufficiently funded in relation to the income stream from the Policy, the Policy can lapse prematurely and result in significant income tax liability to the Owner in the year in which the lapse occurs. Other risks associated with borrowing from the Policy also apply. Loans will be automatically repaid from the gross death benefit at the death of the Survivor, resulting in the estimated payment to the Beneficiary of the net death benefit, which will be less than the gross death benefit and may be less than the Face Amount. Upon surrender, the loan will be automatically repaid, resulting in the payment to you of the Net Cash Surrender Value. Similarly, upon lapse, the loan will be automatically repaid. The automatic repayment of the loan upon lapse or surrender will cause the recognition of taxable income to the extent that Net Cash Surrender Value plus the amount of the repaid loan exceeds your basis in the Policy. Thus, under certain circumstances, surrender or lapse of the Policy could result in tax liability to you. In addition, to reinstate a lapsed Policy, you would be required to make certain payments as described under "Reinstatement". Thus, you should be careful to fashion a life insurance plan so that the Policy will not lapse prematurely under various market scenarios as a result of withdrawals and loans taken from the Policy.

  The Policy will lapse if your Net Cash Surrender Value is insufficient to cover the current monthly deduction on any Monthly Payment Date, and a grace period expires without your making a sufficient payment. To avoid lapse of your Policy, it is important to fashion a payment stream that does not leave your Policy with insufficient Accumulated Value. Determinations as to the amount to withdraw or borrow each year warrant careful consideration. Careful consideration should also be given to any assumptions respecting the hypothetical rate of return, to the duration of withdrawals and loans, and to the amount of Accumulated Value that should remain in your Policy upon its maturity. Poor investment performance can contribute to the risk that your Policy may lapse. In addition, the cost of insurance generally increases with the Age of the Insured, which can further erode existing Accumulated Value and contribute to the risk of lapse.

  Further, interest on a Policy loan is due to us for any Policy Year on the Policy Anniversary. If this interest is not paid when due, it is added to the amount of the outstanding Policy Debt, and interest will begin accruing thereon from that date. This can have a compounding effect, and to the extent that the outstanding loan balance exceeds your basis in the Policy, the amounts attributable to interest due on the loans can add to your federal (and possibly state) income tax liability.

  You should consult with your attorney and financial advisers in designing a life insurance retirement plan that is suitable. Further, you should continue to monitor the Accumulated Value net of loans remaining in a Policy to assure that the Policy is sufficiently funded to continue to support the desired income stream and so that it will not lapse. In this regard, you should consult your periodic statements to determine the amount of their remaining Accumulated Value minus the outstanding loan balance. Illustrations showing the effect of charges under the Policy upon existing Accumulated Value or the effect of future withdrawals or loans upon the Policy's Accumulated Value and death benefit are available from your agent. Consideration should be given periodically to whether the Policy is sufficiently funded so that it will not lapse prematurely.

  Because of the potential risks associated with borrowing from a Policy, use of the Policy in connection with a life insurance retirement plan may not be suitable for all Policy Owners. These risks should be carefully considered before borrowing from the Policy to provide an income stream.

DISTRIBUTION OF THE POLICY

  PMD is principal underwriter (distributor) of the Policies. PMD is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers, Inc. ("NASD"). We pay PMD for acting as principal underwriter under a Distribution Agreement. PMD is a wholly-owned subsidiary of Pacific Mutual. PMD's principal business address is 700 Newport Center Drive, Newport Beach, California 92660.

  We and PMD have sales agreements with various broker-dealers under which the Policy will be sold by registered representatives of the broker-dealers. The registered representatives are required to be authorized under applicable state regulations to sell variable life insurance. The broker-dealers are required to be registered with the SEC and members of the NASD. We pay compensation directly to broker-dealers for promotion and sales of the Policy. The compensation payable to a broker-dealer for sales of the Policy may vary with the Sales Agreement and is based on predefined premium receipt levels (called "targets") and the year in which premiums are received. The targets are equal to a specified amount that varies with the Joint Equal Age of the Insureds for each $1000 of a Policy's initial Face Amount in accordance with a schedule shown in Appendix B. Compensation is not expected to exceed 30% of premiums paid up to the first target, 24% of the premiums paid under targets 2-5, and on the premium in excess of the sum of targets 1-5, 6% of premiums paid in Policy years 1-10 and 4% of premiums paid thereafter. Broker-dealers may also receive annual renewal compensation of up to .20% of Accumulated Value less Policy Debt. The annual renewal compensation will be computed monthly and payable on each Policy Anniversary. In addition, we may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. Registered representatives earn commissions from the broker-dealers with whom they are affiliated for selling our Policies. Compensation arrangements vary among broker-dealers. In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by us, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars and merchandise and may elect to receive compensation on a deferred basis. We make no separate deductions, other than as previously described, from premiums to pay sales commissions or sales expenses.

                           MORE ABOUT PACIFIC MUTUAL

MANAGEMENT

  Our directors and officers are listed below together with information as to their principal occupations during the past five years and certain other current affiliations. Unless otherwise indicated, the business address of each director and officer is c/o Pacific Mutual Life Insurance Company, 700 Newport Center Drive, Newport Beach, California 92660.

       NAME AND POSITION              PRINCIPAL OCCUPATION DURING THE LAST FIVE YEARS
       -----------------              -----------------------------------------------
Thomas C. Sutton                Director, Chairman of the Board and Chief Executive Officer
Director, Chairman of            of Pacific Mutual; Equity Board Member of PIMCO Advisors,
the Board and                    L.P.; Director of Pacific Corinthian Life Insurance
Chief Executive Officer          Company; similar positions with other subsidiaries of
                                 Pacific Mutual. Director of: Newhall Land & Farming; The
                                 Irvine Company; The Edison Company.

Glenn S. Schafer                Director and President of Pacific Mutual, January 1995 to
Director and President           present; Executive Vice President and Chief Financial
                                 Officer of Pacific Mutual, March 1991 to January 1995;
                                 Equity Board Member of PIMCO Advisors, L.P.; Director of
                                 Pacific Corinthian Life Insurance Company; similar
                                 positions with other subsidiaries of Pacific Mutual.

Harry G. Bubb                   Director and Chairman Emeritus of Pacific Mutual.
Director and
Chairman Emeritus

Richard M. Ferry                Director of Pacific Mutual, President, Director and Chairman
Director                         of Korn/Ferry International; Director of: Avery Dennison
                                 Corporation, ConAM Management; First Business Bank; Mullin
                                 Consulting, Inc.; Northwestern Restaurants, Inc.; Dole Food
                                 Co. Address: 1800 Century Park East, Suite 900, Los
                                 Angeles, California 90067.

Donald E. Guinn                 Director of Pacific Mutual, Chairman Emeritus and Director
Director                         of Pacific Telesis Group; Director of: The Dial Corp.; Bank
                                 of America NT & SA; BankAmerica Corporation. Address:
                                 Pacific Telesis Center, 130 Kearny Street, Room 3704, San
                                 Francisco, California 94108-4818.

Ignacio E. Lozano, Jr.          Director of Pacific Mutual; Chairman and Former Editor-in-
Director                         Chief of La Opinion; Director of: BankAmerica Corporation;
                                 Bank of America NT & SA; The Walt Disney Company; Pacific
                                 Enterprises. Address: 411 West Fifth Street, 12th Floor,
                                 Los Angeles, California 90013.

Charles A. Lynch                Director of Pacific Mutual; Chairman and Former Chief
Director                         Executive Officer Fresh Choice, Inc.; Director of:
                                 Nordstrom, Inc.; PST Vans, Inc.; SRI International, Inc.;
                                 Age Wave; Artmaster, Inc.; Bojangles Acquisitions Corp.;
                                 Cucina Holdings, Inc.; Dakin, Inc.; Greyhound Lines, Inc.;
                                 Krh' Thermal Systems; La Salsa Restaurants; Mid Peninsula
                                 Bank; Syntex Corporation; Former Chairman of Market Value
                                 Partners Company. Address: 2901 Tasman Drive, Suite 109,
                                 Santa Clara, California 95054-1169.

Dr. Allen W. Mathies, Jr.       Director of Pacific Mutual; Director and President Emeritus,
Director                         Huntington Memorial Hospital; Director of Occidental
                                 College; former President and Chief Executive Officer of
                                 Huntington Memorial Hospital. Address: 314 Arroyo Drive,
                                 South Pasadena, California 91030.

       NAME AND POSITION              PRINCIPAL OCCUPATION DURING THE LAST FIVE YEARS
       -----------------              -----------------------------------------------
Charles D. Miller               Director of Pacific Mutual; Director, Chairman, and Chief
Director                         Executive Officer of Avery Dennison Corporation; Director
                                 of: Davidson & Associates; Great Western Financial
                                 Corporation; Nationwide Health Properties, Inc.; Southern
                                 California Edison Company. Address: 150 North Orange Grove
                                 Boulevard, Pasadena, California 91103.

Donn B. Miller                  Director of Pacific Mutual, Director, President, and Chief
Director and                     Executive Officer of Pearson-Sibert Oil Co. of Texas;
Chief Executive Officer          Director of: The Irvine Company; Automobile Club of
                                 Southern California; St. John's Hospital & Health Center
                                 Foundation; former Senior Partner with the law
                                 firm of O'Melveny & Meyers. Address: 136 El Camino, Suite
                                 216, Beverly Hills, California 90212.

Jacqueline C. Morby             Director of Pacific Mutual, February 1996 to present;
                                 Managing Director of TA Associates; Director of Axent
                                 Technologies Inc. Address: High Street Tower, Suite 2500,
                                 125 High Street, Boston, Massachusetts 02110.

J. Fernando Niebla              Director of Pacific Mutual, May 1995 to present; Director,
                                 Chairman and Chief Executive Officer of Infotec Commerical
                                 Systems, formerly Infotec Development, Inc.; Director of:
                                 Bank of California. Address: 3100 South Harbor Boulevard,
                                 Suite 100, Santa Ana, California 92704.

Susan Westerberg Prager         Director of Pacific Mutual; Dean of the UCLA School of Law
Director                         at the University of California at Los Angeles; Director of
                                 Lucille Salter Packard Children's Hospital of Stanford. Ad-
                                 dress: 405 Hillgard Avenue, Room 3374, Los Angeles, Cali-
                                 fornia 90095-1476.

Richard M. Rosenberg            Director of Pacific Mutual, November 1995 to present; Chair-
                                 man and Chief Executive Officer Retired of BankAmerica Cor-
                                 poration, and Bank of America NT & SA; Director of: Air-
                                 borne Express Corporation; Northrop Grumman Corporation;
                                 Potlatch Corporation; Pacific Telesis Group. Address: 555
                                 California Street, 40th Floor, San Francisco, California
                                 94104.

James R. Ukropina               Director of Pacific Mutual, Partner with the law firm of
Director                         O'Melveny & Meyers; Director, former Chairman and Chief
                                 Executive Officer of Pacific Enterprises; Director of
                                 Lockheed Corporation. Address: 400 South Hope Street, 16th
                                 Floor, Los Angeles, California 90071-2899.

Raymond L. Watson               Director of Pacific Mutual, Vice Chairman and Director of
Director                         The Irvine Company; Director of: The Walt Disney Company;
                                 The Mitchell Energy and Development Company. Address: 550
                                 Newport Center Drive, 9th Floor, Newport Beach, California
                                 92660.

Lynn C. Miller                  Executive Vice President, Individual Insurance, of Pacific
Executive Vice President         Mutual, January 1995 to present; Senior Vice President,
                                 Individual Insurance, of Pacific Mutual 1989-1995.

David R. Carmichael             Senior Vice President and General Counsel of Pacific Mutual;
Senior Vice President            Vice President and Investment Counsel of Pacific Mutual,
and General Counsel              1989 to April 1992; Director of: Pacific Corinthian Life
                                 Insurance Company; PM Group Life Insurance Company.

Audrey L. Milfs                 Vice President and Corporate Secretary of Pacific Mutual;
Vice President                   Secretary to other subsidiaries of Pacific Mutual.
and Corporate Secretary

       NAME AND POSITION              PRINCIPAL OCCUPATION DURING THE LAST FIVE YEARS
       -----------------              -----------------------------------------------
Edward R. Byrd                  Vice President and Controller of Pacific Mutual, June 1992
Vice President and Controller    to present; Vice President, Corporate Audit and Financial
                                 Planning of Pacific Mutual, November 1991 to June 1992.

Khanh T. Tran                   Senior Vice President and Chief Financial Officer, June 1996
Senior Vice President and        to present; Vice President and Treasurer of Pacific Mutual,
Chief Financial Officer          November 1991 to June 1996; Chief Financial Officer to
                                 other subsidiaries of Pacific Mutual.

  No officer or director listed above receives any compensation from the Separate Account. No separately allocable compensation has been paid by us or any of our affiliates to any person listed for services rendered to the Separate Account.

STATE REGULATION

  We are subject to the laws of the state of California governing insurance companies and to regulation by the Commissioner of Insurance of California. In addition, we are subject to the insurance laws and regulations of the other states and jurisdictions in which we are licensed or may become licensed to operate. An annual statement in a prescribed form must be filed with the Commissioner of Insurance of California and with regulatory authorities of other states on or before March 1st in each year. This statement covers our operations for the preceding year and our financial condition as of December 31st of that year. Our affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of our operations at periodic intervals.

TELEPHONE TRANSFER AND LOAN PRIVILEGES

  A Policy Owner may request a transfer of Accumulated Value or a Policy Loan by telephone if a properly completed Authorization for Telephone Requests ("Telephone Authorization") has been filed at our Home Office. All or part of any telephone conversation with respect to transfer or loan instructions may be recorded by us. Telephone instructions received by us by 1:00 P.M. Pacific time, or the close of the New York Stock Exchange, if earlier, on any Valuation Date will be processed as of the end of that Valuation Date in accordance with your instructions, (presuming that the Free-Look Period has expired). We reserve the right to deny any telephone transfer or loan request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), Policy Owners might not be able to request transfers and loans by telephone and would have to submit written requests.

  We have established procedures to confirm that instructions communicated by telephone are genuine. Under the procedures, any person requesting a transfer by telephone must provide certain personal identification as requested by us, and we will send a written confirmation of all transfers requested by telephone within 7 days of the transfer. Upon the submission of a Telephone Authorization, you authorize us to accept and act upon telephone instructions for transfers or loans involving your Policy, and agree that neither we, any of our affiliates, Pacific Select Fund, nor any of our or their directors, trustees, officers, employees or agents, will be liable for any loss, damages, cost, or expense (including attorney's fees) arising out of any requests effected in accordance with the Telephone Authorization and believed by us to be genuine, provided that we have complied with its procedures. As a result of this policy on telephonic requests, you will bear the risk of loss arising from the telephone transfer and loan privileges.

LEGAL PROCEEDINGS

  There are no legal proceedings pending to which the Separate Account is a party, or which would materially affect the Separate Account.

LEGAL MATTERS

  Legal matters in connection with the issue and sale of the Policies described in this Prospectus and our organization, our authority to issue the Policies under California law, and the validity of the forms of the Policies under California law have been passed on by our General Counsel.

  Legal matters relating to the federal securities and federal income tax laws have been passed upon by Dechert Price & Rhoads.

REGISTRATION STATEMENT

  A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all of the information set forth in the registration statement, as portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

INDEPENDENT AUDITORS

  The financial statements for Pacific Mutual as of December 31, 1995 and 1994 and for the years then ended and the financial statements for Pacific Select Exec Separate Account as of December 31, 1995 and for the two years ended December 31, 1995 and 1994 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

  The audited financial statements of Pacific Select Exec Separate Account as of December 31, 1995 and for the two years ended December 31, 1995 and 1994 are set forth herein, starting on page 41. The unaudited financial statements for the Pacific Select Exec Separate Account as of June 30, 1996 and for the six months ended June 30, 1996 and for the year ended December 31, 1995 are set forth herein starting on page 49. The audited financial statements of Pacific Mutual as of December 31, 1995 and 1994 and the years then ended are set forth herein starting on page 60. The unaudited financial statements of Pacific Mutual as of September 30, 1996 and for the nine months ended September 30, 1996 are set forth herein starting on page 77. The unaudited financial statements of the Pacific Select Exec Separate Account and Pacific Mutual include all adjustments (consisting only of normal recurring adjustments) which management of the Pacific Select Exec Separate Account and Pacific Mutual consider necessary for a fair presentation of the results of operations.

  The financial statements of Pacific Mutual should be distinguished from the financial statements of the Pacific Select Exec Separate Account and should be considered only as bearing upon the ability of Pacific Mutual to meet its obligations under the Policies.

                      PACIFIC SELECT EXEC SEPARATE ACCOUNT

                          AUDITED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1995 AND 1994

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Pacific Mutual Life Insurance Company


We have audited the accompanying statements of assets and liabilities of the Pacific Select Exec Separate Account (comprised of the Money Market, Managed Bond, Government Securities, High Yield Bond, Growth, Equity Income, Multi-Strategy, International, Equity Index, and Growth LT Variable Accounts) as of December 31, 1995 and the related statements of operations for the year then ended and statements of changes in net assets for each of the two years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Variable Accounts constituting the Pacific Select Exec Separate Account as of
December 31, 1995 and the results of their operations for the year then ended and the changes in their net assets for each of the two years then ended, in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP

Costa Mesa, California
February 16, 1996

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS & LIABILITIES
DECEMBER 31, 1995
(In thousands)

                                                                                                             High
                                                                   Money        Managed      Government      Yield
                                                                   Market         Bond       Securities      Bond          Growth
                                                                  Variable      Variable      Variable      Variable      Variable
                                                                  Account       Account       Account       Account       Account
                                                                 ---------     ---------     ---------     ---------     ---------
ASSETS

Investments in Pacific Select Fund:
  Money Market Portfolio (2,301 shares; cost $23,106) ...........$ 23,045
  Managed Bond Portfolio (4,265 shares; cost $45,342) ...........              $ 47,343
  Government Securities Portfolio (581 shares; cost $5,877) .....                            $  6,299
  High Yield Bond Portfolio (1,479 shares; cost $13,881) ........                                          $ 14,474
  Growth Portfolio (4,719 shares; cost $78,927) .................                                                        $ 87,624
  Equity Income Portfolio (2,731 shares; cost $43,643) ..........
  Multi-Strategy Portfolio (3,822 shares; cost $48,796) .........
  International Portfolio (4,354 shares; cost $54,916) ..........
  Equity Index Portfolio (3,592 shares; cost $51,564) ...........
  Growth LT Portfolio (3,810 shares; cost $49,540) ..............

Receivables:
  Due from Pacific Mutual Life Insurance Company ................     223           387                         144            75
                                                                 --------      --------      --------      --------      --------
TOTAL ASSETS ....................................................  23,268        47,730         6,299        14,618        87,699

                                                                 --------      --------      --------      --------      --------

LIABILITIES
Payables:
  Due to Pacific Mutual Life Insurance Company ..................                                  30
  Fund shares purchased .........................................      90            40             5            27           180
                                                                 --------      --------      --------      --------      --------
TOTAL LIABILITIES ...............................................      90            40            35            27           180
                                                                 --------      --------      --------      --------      --------

NET ASSETS ......................................................$ 23,178      $ 47,690      $  6,264      $ 14,591      $ 87,519
                                                                 ========      ========      ========      ========      ========
                                                                  Equity         Multi-        Inter-        Equity        Growth
                                                                  Income        Strategy      national       Index           LT
                                                                  Variable      Variable      Variable      Variable      Variable
                                                                  Account       Account       Account       Account       Account
                                                                 ---------     ---------     ---------     ---------     ---------
ASSETS

Investments in Pacific Select Fund:
  Money Market Portfolio (2,301 shares; cost $23,106) ...........
  Managed Bond Portfolio (4,265 shares; cost $45,342) ...........
  Government Securities Portfolio (581 shares; cost $5,877) .....
  High Yield Bond Portfolio (1,479 shares; cost $13,881) ........
  Growth Portfolio (4,719 shares; cost $78,927) .................
  Equity Income Portfolio (2,731 shares; cost $43,643) ..........$ 49,717
  Multi-Strategy Portfolio (3,822 shares; cost $48,796) .........              $ 54,269
  International Portfolio (4,354 shares; cost $54,916) ..........                            $ 56,325
  Equity Index Portfolio (3,592 shares; cost $51,564) ...........                                          $ 62,687
  Growth LT Portfolio (3,810 shares; cost $49,540) ..............                                                        $ 53,801

Receivables:
  Due from Pacific Mutual Life Insurance Company ................     117           696           196           166           198
                                                                 --------      --------      --------      --------      --------
TOTAL ASSETS ....................................................  49,834        54,965        56,521        62,853        53,999
                                                                 --------      --------      --------      --------      --------

LIABILITIES
Payables:
  Due to Pacific Mutual Life Insurance Company ..................
  Fund shares purchased .........................................     118           659            94           178           240
                                                                 --------      --------      --------      --------      --------
TOTAL LIABILITIES ...............................................     118           659            94           178           240
                                                                 --------      --------      --------      --------      --------

NET ASSETS                                                       $ 49,716      $ 54,306      $ 56,427      $ 62,675      $ 53,759
                                                                 ========      ========      ========      ========      ========

See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1995
(In thousands)

                                                                                                        High
                                                              Money        Managed      Government      Yield
                                                              Market        Bond        Securities      Bond         Growth
                                                             Variable      Variable      Variable      Variable      Variable
                                                             Account       Account       Account       Account       Account
                                                            ---------     ---------     ---------     ---------     ---------
INVESTMENT INCOME
 Dividends................................................  $ 1,418       $ 2,208       $   294       $   944       $   656
                                                            -------       -------       -------       -------       -------
NET INVESTMENT INCOME.....................................    1,418         2,208           294           944           656
                                                            -------       -------       -------       -------       -------

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
 Net realized gain (loss) from security transactions......       31          (141)          (41)          (92)       (1,046)
 Net unrealized appreciation on investments...............       65         4,063           624         1,042        16,423
                                                            -------       -------       -------       -------       -------
NET REALIZED AND UNREALIZED GAIN
 ON INVESTMENTS...........................................       96         3,922           583           950        15,377
                                                            -------       -------       -------       -------       -------

NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS................................  $ 1,514       $ 6,130       $   877       $ 1,894       $16,033
                                                            =======       =======       =======       =======       =======
                                                              Equity        Multi-        Inter-        Equity        Growth
                                                              Income       Strategy      national       Index           LT
                                                             Variable      Variable      Variable      Variable      Variable
                                                             Account       Account       Account       Account       Account
                                                            ---------     ---------     ---------     ---------     ---------
INVESTMENT INCOME
 Dividends................................................  $   577       $ 1,401       $ 1,070       $ 1,015       $ 3,592
                                                            -------       -------       -------       -------       -------
NET INVESTMENT INCOME.....................................      577         1,401         1,070         1,015         3,592
                                                            -------       -------       -------       -------       -------

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
 Net realized gain (loss) from security transactions......      785            71           574         2,069         1,225
 Net unrealized appreciation on investments...............    7,737         7,406         2,646        10,698         3,892
                                                            -------       -------       -------       -------       -------
NET REALIZED AND UNREALIZED GAIN
 ON INVESTMENTS...........................................    8,522         7,477         3,220        12,767         5,117
                                                            -------       -------       -------       -------       -------

NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS................................  $ 9,099       $ 8,878       $ 4,290       $13,782       $ 8,709
                                                            =======       =======       =======       =======       =======

See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1995
(In thousands)


                                                                                                             High
                                                                   Money        Managed      Government      Yield
                                                                   Market        Bond        Securities      Bond          Growth
                                                                  Variable      Variable      Variable      Variable      Variable
                                                                  Account       Account       Account       Account       Account
                                                                 ---------     ---------     ---------     ---------     ---------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income........................................  $  1,418      $  2,208      $    294      $    944      $    656
  Net realized gain (loss) from security transactions..........        31          (141)          (41)          (92)       (1,046)
  Net unrealized appreciation on investments...................        65         4,063           624         1,042        16,423
                                                                 --------      --------      --------      --------      --------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS....................................     1,514         6,130           877         1,894        16,033
                                                                 --------      --------      --------      --------      --------

INCREASE (DECREASE) IN NET ASSETS FROM
  POLICY TRANSACTIONS
  Transfer of net premiums.....................................    72,942         7,113         1,962         5,029        25,318
  Transfers--policy charges and deductions.....................    (4,297)       (2,830)         (908)       (1,423)       (9,201)
  Transfers in (from other variable accounts)..................    29,120        15,186         2,845         7,781        30,352
  Transfers out (to other variable accounts)...................  (110,816)       (2,813)       (2,390)       (6,185)      (22,297)
  Transfers--other.............................................       119           339           (31)          116          (103)
                                                                 --------      --------      --------      --------      --------
NET INCREASE (DECREASE) IN NET ASSETS
  DERIVED FROM POLICY TRANSACTIONS.............................   (12,932)       16,995         1,478         5,318        24,069
                                                                 --------      --------      --------      --------      --------

NET INCREASE (DECREASE) IN NET ASSETS..........................   (11,418)       23,125         2,355         7,212        40,102

NET ASSETS
  Beginning of year............................................    34,596        24,565         3,909         7,379        47,417
                                                                 --------      --------      --------      --------      --------
  End of year..................................................  $ 23,178      $ 47,690      $  6,264      $ 14,591      $ 87,519
                                                                 ========      ========      ========      ========      ========
                                                                  Equity         Multi-        Inter-        Equity        Growth
                                                                  Income        Strategy      national       Index          LT
                                                                  Variable      Variable      Variable      Variable      Variable
                                                                  Account       Account       Account       Account       Account
                                                                 ---------     ---------     ---------     ---------     ---------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income........................................  $    577      $  1,401      $  1,070      $  1,015      $  3,592
  Net realized gain (loss) from security transactions..........       785            71           574         2,069         1,225
  Net unrealized appreciation on investments...................     7,737         7,406         2,646        10,698         3,892
                                                                 --------      --------      --------      --------      --------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS....................................     9,099         8,878         4,290        13,782         8,709
                                                                 --------      --------      --------      --------      --------

INCREASE (DECREASE) IN NET ASSETS FROM
  POLICY TRANSACTIONS
  Transfer of net premiums.....................................    13,169        14,278        16,778        11,713        12,930
  Transfers--policy charges and deductions.....................    (4,072)       (3,990)       (5,319)       (4,228)       (3,931)
  Transfers in (from other variable accounts)..................    16,222         5,601        25,476        17,636        32,699
  Transfers out (to other variable accounts)...................    (4,940)       (2,670)      (16,093)       (6,615)       (8,074)
  Transfers--other.............................................        16            38           141            (6)           18
                                                                 --------      --------      --------      --------      --------
NET INCREASE (DECREASE) IN NET ASSETS
  DERIVED FROM POLICY TRANSACTIONS.............................    20,395        13,257        20,983        18,500        33,642
                                                                 --------      --------      --------      --------      --------

NET INCREASE (DECREASE) IN NET ASSETS..........................    29,494        22,135        25,273        32,282        42,351

NET ASSETS
  Beginning of year............................................    20,222        32,171        31,154        30,393        11,408
                                                                 --------      --------      --------      --------      --------
  End of year..................................................  $ 49,716      $ 54,306      $ 56,427      $ 62,675      $ 53,759
                                                                 ========      ========      ========      ========      ========

See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS FOR THE
YEAR ENDED DECEMBER 31, 1994
(In thousands)

                                                                                                  High
                                                              Money      Managed   Government     Yield                Equity
                                                              Market      Bond     Securities     Bond       Growth    Income
                                                             Variable   Variable    Variable    Variable    Variable   Variable
                                                              Account    Account     Account     Account    Account    Account
                                                             ---------  ---------  -----------  ---------  ---------  ---------
INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS
 Net investment income....................................   $     812  $   1,143  $       170  $     472  $   4,039  $   1,838
 Net realized gain (loss) from security transactions......         131        (14)        (172)      (101)     1,075        207
Net unrealized appreciation (depreciation)
 on investments...........................................         (68)    (2,086)        (160)      (330)   (10,371)    (2,115)
                                                             ---------  ---------  -----------  ---------  ---------  ---------
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS................................         875       (957)        (162)        41     (5,257)       (70)
                                                             ---------  ---------  -----------  ---------  ---------  ---------

INCREASE (DECREASE) IN NET ASSETS FROM
 POLICY TRANSACTIONS
 Transfer of net premiums.................................      53,082      6,795        2,740      2,716     21,157      6,781
 Transfers--policy charges and deductions.................      (3,578)    (1,634)      (1,212)      (748)    (5,776)    (2,110)
 Transfers in (from other variable accounts)..............      47,668      5,550        1,200      4,398     31,248      6,482
 Transfers out (to other variable accounts)...............     (81,555)    (1,862)      (1,816)    (2,395)   (28,528)    (2,573)
Transfers--other..........................................        (189)         5           (6)       (13)        79         46
                                                             ---------  ---------  -----------  ---------  ---------  ---------
NET INCREASE IN NET ASSETS
 DERIVED FROM POLICY TRANSACTIONS.........................      15,428      8,854          906      3,958     18,180      8,626
                                                             ---------  ---------  -----------  ---------  ---------  ---------

NET INCREASE IN NET ASSETS................................      16,303      7,897          744      3,999     12,923      8,556

NET ASSETS
 Beginning of year........................................      18,293     16,668        3,165      3,380     34,494     11,666
                                                             ---------  ---------  -----------  ---------  ---------  ---------
 End of year..............................................   $  34,596  $  24,565  $     3,909  $   7,379  $  47,417  $  20,222
                                                             =========  =========  ===========  =========  =========  =========
                                                               Multi-     Inter-     Equity     Growth
                                                              Strategy   national    Index       LT
                                                              Variable   Variable   Variable   Variable
                                                              Account    Account    Account    Account
                                                             ---------  ---------  ---------  ---------

INCREASE (DECREASE) IN NET ASSETS
 FROM OPERATIONS
 Net investment income....................................   $   1,767  $   1,290  $     718  $     174


 Net realized gain (loss) from security transactions......         218        831        342         56
 Net unrealized appreciation (depreciation)
 on investments...........................................      (2,374)    (2,049)      (841)       369
                                                             ---------  ---------  ---------  ---------
NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS................................        (389)        72        219        599
                                                             ---------  ---------  ---------  ---------

INCREASE (DECREASE) IN NET ASSETS FROM
 POLICY TRANSACTIONS
 Transfer of net premiums.................................      12,158     11,673     10,776      3,920
 Transfers--policy charges and deductions.................      (2,364)    (2,878)    (2,180)      (684)
 Transfers in (from other variable accounts)..............       2,983     19,282      4,498      8,962
 Transfers out (to other variable accounts)...............      (1,864)    (8,521)    (2,407)    (1,436)
 Transfers--other.........................................          32         23         44         47
                                                             ---------  ---------  ---------  ---------
NET INCREASE IN NET ASSETS
 DERIVED FROM POLICY TRANSACTIONS.........................      10,945     19,579     10,731     10,809
                                                             ---------  ---------  ---------  ---------

NET INCREASE IN NET ASSETS................................      10,556     19,651     10,950     11,408

NET ASSETS
 Beginning of year........................................      21,615     11,503     19,443
                                                             ---------  ---------  ---------  ---------
 End of year..............................................   $  32,171  $  31,154  $  30,393  $  11,408
                                                             =========  =========  =========  =========

See Notes to Financial Statements

                     PACIFIC SELECT EXEC SEPARATE ACCOUNT

                         NOTES TO FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES

     The Pacific Select Exec Separate Account (the "Separate Account") is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and is currently comprised of ten subaccounts called Variable
Accounts: the Money Market Variable Account, the Managed Bond Variable Account, the Government Securities Variable Account, the High Yield Bond Variable Account, the Growth Variable Account, the Equity Income Variable Account, the Multi-Strategy Variable Account, the International Variable Account, the Equity Index Variable Account, and the Growth LT Variable Account. The assets in each Variable Account are invested in shares of the corresponding portfolios of Pacific Select Fund (the "Fund"), each of which pursues different investment objectives and policies.

     The Separate Account was established by Pacific Mutual Life Insurance Company ("Pacific Mutual") on May 12, 1988 and commenced operations on
November 22, 1988. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of Pacific Mutual. The assets of the Separate Account will not be charged with any liabilities arising out of any other business conducted by Pacific Mutual, but the obligations of the Separate Account, including benefits related to variable life insurance, are obligations of Pacific Mutual.

     The Separate Account held by Pacific Mutual represents funds from individual flexible premium variable life policies. The assets of these accounts are carried at market value.

     The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

  A. Valuation of Investments

     Investments in shares of the Fund are valued at the reported net asset values of the respective portfolios.

  B. Security Transactions

     Transactions are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost.

  C. Federal Income Taxes

     The operations of the Separate Account will be reported on the Federal income tax return of Pacific Mutual, which is taxed as a life insurance company under the provisions of the Tax Reform Act of 1986. Under current tax law, no Federal income taxes are expected to be paid by Pacific Mutual with respect to the operations of the Separate Account.

2. DIVIDENDS

     During 1995, the Fund has declared dividends for each portfolio. The amounts accrued by the Separate Account for its share of the dividends were reinvested in additional full and fractional shares of the related portfolio.

3. CHARGES AND EXPENSES

     With respect to variable life insurance policies funded by the Separate Account, Pacific Mutual makes certain deductions from premiums for sales load and state premium taxes before amounts are allocated to the Separate Account. Pacific Mutual also makes certain deductions from the net assets of each Variable Account for the mortality and expense risks Pacific Mutual assumes, administrative expenses, cost of insurance, charges for optional benefits and any sales and underwriting surrender charges. The operating expenses of the Separate Account are paid by Pacific Mutual.

4. RELATED PARTY AGREEMENT

     Pacific Equities Network, a wholly-owned subsidiary of Pacific Mutual, is the principal underwriter of variable life insurance policies funded by interests in the Separate Account, and is compensated by Pacific Mutual.

                     PACIFIC SELECT EXEC SEPARATE ACCOUNT

5.  SELECTED ACCUMULATION UNIT** INFORMATION

     Selected accumulation unit information for the year ended December 31, 1995 were as follows:

                                                                                                             High
                                                                   Money        Managed      Government      Yield
                                                                   Market        Bond        Securities      Bond          Growth
                                                                  Variable      Variable      Variable      Variable      Variable
                                                                  Account       Account       Account       Account       Account
                                                                 ---------     ---------     ---------     ---------     ---------
ACCUMULATION UNIT

  VALUE:

  Beginning                                                      $  13.76      $  16.68      $  16.23      $  18.29      $  19.00
                                                                 ========      ========      ========      ========      ========
  Ending                                                         $  14.52      $  19.86      $  19.28      $  21.74      $  23.89
                                                                 ========      ========      ========      ========      ========
Number of Units Outstanding at
  End of Period                                                 1,596,322     2,401,282       324,905       671,116     3,663,739

                                                                   Equity        Multi-        Inter-        Equity        Growth
                                                                   Income       Strategy      national       Index          LT
                                                                  Variable      Variable      Variable      Variable      Variable
                                                                  Account       Account       Account       Account       Account
                                                                 ---------     ---------     ---------     ---------     ---------
ACCUMULATION UNIT

  VALUE:

  Beginning                                                      $  18.01      $  17.24      $  14.07      $  14.76      $  11.32
                                                                 ========      ========      ========      ========      ========
  Ending                                                         $  23.72      $  21.60      $  15.55      $  20.21      $  15.49
                                                                 ========      ========      ========      ========      ========
Number of Units Outstanding at
  End of Period                                                 2,096,246     2,514,394     3,628,251     3,101,024     3,471,271

__________
  **Accumulation Unit: unit of measure used to calculate the value of a Contract
    Owner's interest in a Variable Account during the Accumulation Period.

                      PACIFIC SELECT EXEC SEPARATE ACCOUNT

                         UNAUDITED FINANCIAL STATEMENTS
                              AS OF JUNE 30, 1996
              AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS & LIABILITIES
JUNE 30, 1996 (UNAUDITED)
(IN THOUSANDS)


                                                                            HIGH
                                                                 MONEY      YIELD      MANAGED    GOVERNMENT             AGGRESSIVE
                                                                MARKET      BOND         BOND     SECURITIES    GROWTH     EQUITY
                                                               VARIABLE   VARIABLE     VARIABLE    VARIABLE    VARIABLE   VARIABLE
                                                               ACCOUNT     ACCOUNT     ACCOUNT     ACCOUNT     ACCOUNT    ACCOUNT
                                                              ---------  ---------    ---------  ---------    ---------  ---------
ASSETS
Investments in Pacific Select Fund:

Money Market Portfolio (2,223 shares; cost $22,328).......... $  22,284

High Yield Bond Portfolio (1,949 shares; cost $18,525).......            $  18,542

Managed Bond Portfolio (5,479 shares; cost $57,971)..........                         $  57,524

Government Securities Portfolio (663 shares; cost $6,758)....                                    $   6,759

Growth Portfolio (5,525 shares; cost $94,649)................                                                 $ 108,476

Aggressive Equity Portfolio (824 shares; cost $9,011)........                                                            $   8,690

Receivables:
  Due from Pacific Mutual Life Insurance Company.............                   28                       8           94         12
  Fund shares redeemed.......................................     1,442                      15
                                                              ---------  ---------    ---------  ---------    ---------  ---------
TOTAL ASSETS.................................................    23,726     18,570       57,539      6,767      108,570      8,702
                                                              ---------  ---------    ---------  ---------    ---------  ---------


LIABILITIES
Payables:
  Due to Pacific Mutual Life Insurance Company...............     1,423                      15
  Fund shares purchased......................................                   28                       8           94         12
                                                              ---------  ---------    ---------  ---------    ---------  ---------
TOTAL LIABILITIES............................................     1,423         28           15          8           94         12
                                                              ---------  ---------    ---------  ---------    ---------  ---------
NET ASSETS................................................... $  22,303  $  18,542    $  57,524  $   6,759    $ 108,476  $   8,690
                                                              =========  =========    =========  =========    =========  =========

SEE NOTES TO FINANCIAL STATEMENTS.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF ASSETS & LIABILITIES (Continued)
JUNE 30, 1996 (Unaudited)
(In thousands)



                                                        Growth       Equity       Multi-       Equity        Inter-       Emerging
                                                          LT         Income      Strategy      Index        national       Markets
                                                       Variable     Variable     Variable     Variable      Variable      Variable
                                                        Account      Account      Account      Account       Account       Account
                                                       ---------    ---------    ---------    ----------    ----------    ----------
ASSETS

Investments in Pacific Select Fund:

 Growth LT Portfolio (4,695 shares; cost $64,865)..... $  73,684

 Equity Income Portfolio (3,506 shares; cost $58,281).              $  64,600

 Multi-Strategy Portfolio (4,448 shares; cost $57,650)                           $  61,158

 Equity Index Portfolio (4,855 shares; cost $74,831)..                                        $   89,798

 International Portfolio (5,515 shares; cost $71,098).                                                      $   77,994

 Emerging Markets Portfolio (72 shares; cost $724)....                                                                    $      729


Receivables:
 Due from Pacific Mutual Life Insurance Company.......       313          111           70            10           175             4
                                                       ---------    ---------    ---------    ----------    ----------    ----------
TOTAL ASSETS..........................................    73,997       64,711       61,228        89,808        78,169           733
                                                       ---------    ---------    ---------    ----------    ----------    ----------


LIABILITIES
Payables:
 Fund shares purchased................................       313          111           70            10           175             4
                                                       ---------    ---------    ---------    ----------    ----------    ----------
TOTAL LIABILITIES.....................................       313          111           70            10           175             4
                                                       ---------    ---------    ---------    ----------    ----------    ----------


NET ASSETS............................................ $  73,684    $  64,600    $  61,158    $   89,798    $   77,994    $      729
                                                       =========    =========    =========    ==========    ==========    ==========


See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS
FOR THE PERIOD ENDED JUNE 30, 1996 (Unaudited)
(In thousands)

                                                                      High
                                                     Money           Yield        Managed      Government                Aggressive
                                                     Market           Bond         Bond        Securities     Growth       Equity
                                                    Variable        Variable     Variable       Variable     Variable     Variable
                                                     Account        Account       Account       Account       Account      Account
                                                     -------        -------       -------       -------       -------      -------

INVESTMENT INCOME
 Dividends........................................  $   563        $   843       $ 2,040       $   259      $  6,332       $     2
                                                    -------        -------       -------       -------      --------       -------
NET INVESTMENT INCOME.............................      563            843         2,040           259         6,332             2
                                                    -------        -------       -------       -------      --------       -------

REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
 Net realized gain (loss) from security
  transactions....................................                      75          (124)           36           600
 Net unrealized appreciation
  (depreciation) on investments...................       18           (575)       (2,448)         (421)        5,130          (321)
                                                    -------        -------       -------       -------      --------       -------

NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS............................       18           (500)       (2,572)         (385)        5,730          (321)
                                                    -------        -------       -------       -------      --------       -------

NET INCREASE (DECREASE) IN NET ASSETS
 RESULTING FROM OPERATIONS........................  $   581        $   343       $  (532)      $  (126)     $ 12,062       $  (319)
                                                    =======        =======       =======       =======      ========       =======


See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF OPERATIONS (Continued)
FOR THE PERIOD ENDED JUNE 30, 1996 (Unaudited)
(In thousands)


                                                    Growth        Equity         Multi-       Equity          Inter-      Emerging
                                                      LT          Income        Strategy      Index          national     Markets
                                                   Variable      Variable       Variable     Variable        Variable     Variable
                                                   Account       Account        Account      Account         Account      Account
                                                   -------       -------        -------      -------         -------      -------
INVESTMENT INCOME
 Dividends.......................................  $   317       $ 2,921        $ 3,612       $ 2,739        $   678
                                                   -------       -------        -------       -------        -------
NET INVESTMENT INCOME............................      317         2,921          3,612         2,739            678
                                                   -------       -------        -------       -------        -------
REALIZED AND UNREALIZED GAIN (LOSS)
 ON INVESTMENTS
 Net realized gain from security
  transactions...................................    2,087           452            240           508            167
 Net unrealized appreciation
  (depreciation) on investments..................    4,558           244         (1,965)        3,843          5,486       $     4
                                                   -------       -------        -------       -------        -------       -------

NET REALIZED AND UNREALIZED GAIN
 (LOSS) ON INVESTMENTS...........................    6,645           696         (1,725)        4,351          5,653             4
                                                   -------       -------        -------       -------        -------       -------

NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS.......................  $ 6,962       $ 3,617        $ 1,887       $ 7,090        $ 6,331       $     4
                                                   =======       =======        =======       =======        =======       =======


See Notes to Financial Statements.

PACIFIC EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE PERIOD ENDED JUNE 30, 1996 (Unaudited)
(In thousands)



                                                        High
                                            Money       Yield       Managed     Government                   Aggressive
                                            Market      Bond         Bond       Securities      Growth         Equity
                                           Variable    Variable     Variable     Variable       Variable       Variable
                                           Account     Account      Account      Account        Account        Account
                                           -------     -------      -------      -------        -------        -------
INCREASE (DECREASE) IN NET
 ASSETS FROM OPERATIONS
 Net investment income ..............   $      563   $     843   $    2,040   $      259    $     6,332     $        2
 Net realized gain (loss) from
  security transactions .............                       75         (124)          36            600
 Net unrealized appreciation
  (depreciation) on investments .....           18        (575)      (2,448)        (421)         5,130           (321)
                                        ----------   ---------   ----------   ----------    -----------     ----------
NET INCREASE (DECREASE) IN NET
 ASSETS RESULTING FROM OPERATIONS ....         581         343         (532)        (126)        12,062           (319)
                                        ----------   ---------   ----------   ----------    -----------     ----------

INCREASE (DECREASE) IN NET
 ASSETS FROM POLICY TRANSACTIONS
 Transfer of net premiums ...........       26,333       3,688       12,717          956         16,252             96
 Transfers--policy charges and
  deductions ........................       (1,318)       (679)      (1,238)        (285)        (3,737)           (36)
 Transfers in (from other
  variable accounts) ................       16,232       4,039        3,669        1,108         30,709          9,079
 Transfers out (to other
  variable accounts) ................      (41,596)     (3,043)      (4,315)        (989)       (33,024)           (89)
 Transfers--other ...................       (1,107)       (397)        (467)        (169)        (1,305)           (41)
                                        ----------   ---------   ----------   ----------    -----------     ----------
NET INCREASE (DECREASE) IN NET
 ASSETS DERIVED FROM POLICY
 TRANSACTIONS .......................       (1,456)      3,608       10,366          621          8,895          9,009
                                        ----------   ---------   ----------   ----------    -----------     ----------

NET INCREASE (DECREASE) IN NET
 ASSETS .............................         (875)      3,951        9,834          495         20,957          8,690

NET ASSETS
 Beginning of year ..................       23,178      14,591       47,690        6,264         87,519
                                        ----------   ---------   ----------   ----------    -----------     ----------
 End of year ........................   $   22,303   $  18,542    $  57,524    $   6,759     $  108,476     $    8,690
                                        ==========   =========   ==========   ==========    ===========     ==========


See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)
FOR THE PERIOD ENDED JUNE 30, 1996 (Unaudited)
(In thousands)

                                              Growth      Equity     Multi-       Equity     Inter-     Emerging
                                                LT        Income     Strategy     Index      national   Markets
                                             Variable    Variable    Variable    Variable    Variable   Variable
                                             Account     Account     Account     Account     Account    Account
                                             --------  ----------   ---------   ---------   ---------   --------
INCREASE IN NET ASSETS
FROM OPERATIONS
 Net investment income ..............      $      317   $   2,921   $   3,612   $   2,739   $     678
 Net realized gain from security
  transactions ......................           2,087         452         240         508         167
 Net unrealized appreciation
  (depreciation) on investments .....           4,558         244      (1,965)      3,843       5,486   $      4
                                           ----------   ---------   ---------   ---------   ---------   --------
NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS ..........           6,962       3,617       1,887       7,090       6,331          4
                                           ----------   ---------   ---------   ---------   ---------   --------

INCREASE (DECREASE) IN NET ASSETS
 FROM POLICY TRANSACTIONS
 Transfer of net premiums ...........          11,347      13,747       7,770      16,120      13,573         73
 Transfers--policy charges and
  deductions ........................          (2,436)     (1,920)     (1,703)     (2,302)     (2,507)        (6)
 Transfers in (from other variable
  accounts) .........................          24,610       4,139       1,841      12,203      12,512        674
 Transfers out (to other variable
  accounts) .........................         (19,700)     (3,716)     (1,335)     (5,338)     (7,632)       (16)
 Transfers--other ...................            (858)       (983)     (1,608)       (650)       (710)
                                           ----------   ---------   ---------   ---------   ---------   --------
NET INCREASE IN NET ASSETS
 DERIVED FROM POLICY TRANSACTIONS ...          12,963      11,267       4,965      20,033      15,236        725
                                           ----------   ---------   ---------   ---------   ---------   --------

NET INCREASE IN NET ASSETS ..........          19,925      14,884       6,852      27,123      21,567        729

NET ASSETS
 Beginning of year ..................          53,759      49,716      54,306      62,675      56,427
                                           ----------   ---------   ---------   ---------   ---------   --------
 End of year ........................      $   73,684   $  64,600   $  61,158   $  89,798   $  77,994   $    729
                                           ==========   =========   =========   =========   =========   ========


See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1995
(In thousands)


                                                                             High
                                                               Money        Yield       Managed     Government
                                                               Market        Bond         Bond      Securities     Growth
                                                              Variable     Variable     Variable     Variable     Variable
                                                               Account      Account      Account      Account      Account
                                                               -------      -------      -------      -------      -------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income....................................    $  1418      $   944      $ 2,208      $   294      $   656
  Net realized gain (loss) from security transactions......         31          (92)        (141)         (41)      (1,046)
  Net unrealized appreciation on investments...............         65        1,042        4,063          624       16,423
                                                               -------      -------      -------      -------      -------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS................................      1,514        1,894        6,130          877       16,033
                                                               -------      -------      -------      -------      -------


INCREASE (DECREASE) IN NET ASSETS FROM
  POLICY TRANSACTIONS
  Transfer of net premiums.................................     72,942        5,029        7,113        1,962       25,318
  Transfers--policy charges and deductions*................     (3,157)      (1,065)      (1,983)        (490)      (6,369)
  Transfers in (from other variable accounts)..............     29,120        7,781       15,186        2,845       30,352
  Transfers out (to other variable accounts)...............   (110,816)      (6,185)      (2,813)      (2,390)     (22,297)
  Transfers--other*........................................     (1,021)        (242)        (508)        (449)      (2,935)
                                                               -------      -------      -------      -------      -------

NET INCREASE (DECREASE) IN NET ASSETS
  DERIVED FROM POLICY TRANSACTIONS.........................    (12,932)       5,318       16,995        1,478       24,069
                                                               -------      -------      -------      -------      -------

NET INCREASE (DECREASE) IN NET ASSETS......................    (11,418)       7,212       23,125        2,355       40,102

NET ASSETS
  Beginning of year........................................     34,596        7,379       24,565        3,909       47,417
                                                               -------      -------      -------      -------      -------
  End of year..............................................    $23,178      $14,591      $47,690      $ 6,264      $87,519
                                                               =======      =======      =======      =======      =======



*Prior year balances have been restated to conform with current year presentation.


See Notes to Financial Statements.

PACIFIC SELECT EXEC SEPARATE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 1995
(In thousands)

                                                               Growth        Equity       Multi-      Equity      Inter-
                                                                 LT          Income      Strategy      Index      national
                                                               Variable     Variable     Variable     Variable    Variable
                                                               Account      Account      Account      Account      Account
                                                               -------      -------      -------      -------      -------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
  Net investment income......................................  $ 3,592     $   577       $ 1,401      $ 1,015      $ 1,070
  Net realized gain from security transactions...............    1,225         785            71        2,069          574
  Net unrealized appreciation on investments.................    3,892       7,737         7,406       10,698        2,646
                                                               -------     -------       -------      -------      -------
NET INCREASE IN NET ASSETS
  RESULTING FROM OPERATIONS..................................    8,709       9,099         8,878       13,782        4,290
                                                               -------     -------       -------      -------      -------

INCREASE (DECREASE) IN NET ASSETS FROM
POLICY TRANSACTIONS
  Transfer of net premiums...................................   12,930      13,169        14,278       11,713       16,778
  Transfers--policy charges and deductions*..................   (2,765)     (2,773)       (2,760)      (2,873)      (3,967)
  Transfers in (from other variable accounts)................   32,699      16,222         5,601       17,636       25,476
  Transfers out (to other variable accounts).................   (8,074)     (4,940)       (2,670)      (6,615)     (16,093)
  Transfers--other*..........................................   (1,148)     (1,283)       (1,192)      (1,361)      (1,211)
                                                               -------     -------       -------      -------      -------
NET INCREASE IN NET ASSETS
  DERIVED FROM POLICY TRANSACTIONS...........................   33,642      20,395        13,257       18,500       20,983
                                                               -------     -------       -------      -------      -------

NET INCREASE IN NET ASSETS                                      42,351      29,494        22,135       32,282       25,273

NET ASSETS
  Beginning of year..........................................   11,408      20,222        32,171       30,393       31,154
                                                               -------     -------       -------      -------      -------
  End of year................................................  $53,759     $49,716       $54,306      $62,675      $56,427
                                                               =======     =======       =======      =======      =======

*Prior year balances have been restated to conform with current year presentation.

See Notes to Financial Statements.

                     PACIFIC SELECT EXEC SEPARATE ACCOUNT

                         NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)


1. SIGNIFICANT ACCOUNTING POLICIES

   The Pacific Select Exec Separate Account (the "Separate Account") is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and is currently comprised of twelve subaccounts called Variable
Accounts: the Money Market Variable Account, the High Yield Bond Variable Account, the Managed Bond Variable Account, the Government Securities Variable Account, the Growth Variable Account, the Aggressive Equity Variable Account (Note 5), the Growth LT Variable Account, the Equity Income Variable Account, the Multi-Strategy Variable Account, the Equity Index Variable Account, the International Variable Account, and the Emerging Markets Variable Account (Note
5). The assets in each Variable Account are invested in shares of the corresponding portfolios of Pacific Select Fund (the "Fund"), each of which pursues different investment objectives and policies.

   The Separate Account was established by Pacific Mutual Life Insurance Company ("Pacific Mutual") on May 12, 1988 and commenced operations on November 22, 1988. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the other assets and liabilities of Pacific Mutual. The assets of the Separate Account will not be charged with any liabilities arising out of any other business conducted by Pacific Mutual, but the obligations of the Separate Account, including benefits related to variable life insurance, are obligations of Pacific Mutual.

   The Separate Account held by Pacific Mutual represents funds from individual flexible premium variable life policies. The assets of these accounts are carried at market value.

   The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

A. Valuation of Investments

   Investments in shares of the Fund are valued at the reported net asset values of the respective portfolios.

B. Security Transactions

   Transactions are recorded on the trade date. Realized gains and losses on sales of investments are determined on the basis of identified cost.

C. Federal Income Taxes

   The operations of the Separate Account will be reported on the Federal income tax return of Pacific Mutual, which is taxed as a life insurance company under the provisions of the Tax Reform Act of 1986. Under current tax law, no Federal income taxes are expected to be paid by Pacific Mutual with respect to the operations of the Separate Account.

2. DIVIDENDS

   During 1996, the Fund has declared dividends for each portfolio. The amounts accrued by the Separate Account for its share of the dividends were reinvested in additional full and fractional shares of the related portfolio.

3. CHARGES AND EXPENSES

   With respect to variable life insurance policies funded by the Separate Account, Pacific Mutual makes certain deductions from premiums for sales load and state premium taxes before amounts are allocated to the Separate Account. Pacific Mutual also makes certain deductions from the net assets of each Variable Account for the mortality and expense risks Pacific Mutual assumes, administrative expenses, cost of insurance, charges for optional benefits and any sales and underwriting surrender charges. The operating expenses of the Separate Account are paid by Pacific Mutual.

4. RELATED PARTY AGREEMENT

   Pacific Mutual Distributors, Inc. (formerly known as Pacific Equities Network), a wholly-owned subsidiary of Pacific Mutual, is the principal underwriter of variable life insurance policies funded by interests in the Separate Account, and is compensated by Pacific Mutual.

                     PACIFIC SELECT EXEC SEPARATE ACCOUNT

                                  (Unaudited)




5. AGGRESSIVE EQUITY VARIABLE ACCOUNT AND EMERGING MARKETS VARIABLE ACCOUNT

   The Separate Account has organized and registered with the Securities and Exchange Commission two new Variable Accounts, the Aggressive Equity Variable Account and the Emerging Markets Variable Account. Both Variable Accounts commenced operations on April 8, 1996.

6. SELECTED ACCUMULATION UNIT** INFORMATION

   Selected accumulation unit information for the period ended June 30, 1996 were as follows:



                                                    High
                                     Money          Yield        Managed     Government                  Aggressive
                                     Market         Bond          Bond       Securities      Growth        Equity
                                    Variable      Variable      Variable      Variable      Variable      Variable
                                     Account       Account       Account       Account       Account       Account
                                     -------       -------       -------       -------       -------       -------
ACCUMULATION UNIT

  VALUE:

  Beginning                         $  14.52      $  21.74      $  19.86      $  19.28      $  23.89      $  10.00
                                    ========      ========      ========      ========      ========      ========
  Ending                            $  14.88      $  22.24      $  19.59      $  18.88      $  26.97      $  10.62
                                    ========      ========      ========      ========      ========      ========
Number of Units Outstanding at
  End of Period                    1,499,306       833,813     2,937,012       358,007     4,022,216       817,991

                                     Growth        Equity        Multi-        Equity        Inter-       Emerging
                                       LT          Income       Strategy       Index        national       Markets
                                    Variable      Variable      Variable      Variable      Variable      Variable
                                     Account       Account       Account       Account       Account       Account
                                     -------       -------       -------       -------       -------       -------
ACCUMULATION UNIT

  VALUE:

  Beginning                         $  15.49      $  23.72      $  21.60      $  20.21      $  15.55      $  10.00
                                    ========      ========      ========      ========      ========      ========
  Ending                            $  17.30      $  25.37      $  22.33      $  22.18      $  17.18      $  10.34
                                    ========      ========      ========      ========      ========      ========
Number of Units Outstanding at
  End of Period                    4,258,959     2,545,935     2,739,343     4,048,911     4,540,397        70,438



------------
  ** Accumulation Unit: unit of measure used to calculate the value of a Contract Owner's interest in a Variable Account during the Accumulation Period.

                     PACIFIC MUTUAL LIFE INSURANCE COMPANY

                          AUDITED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1995 AND 1994

    INDEPENDENT AUDITORS' REPORT

    Pacific Mutual Life Insurance Company:

    We have audited the accompanying statements of financial position of Pacific Mutual Life Insurance Company as of December 31, 1995 and 1994, and the related statements of operations and surplus, and of cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of Pacific Mutual Life Insurance Company as of December 31, 1995 and 1994, and the results of its operations and its cash flow for the years then ended, in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of California and with generally accepted accounting principles.

    DELOITTE & TOUCHE LLP

    Costa Mesa, California
    February 23, 1996

                     Pacific Mutual Life Insurance Company

                        STATEMENTS OF FINANCIAL POSITION

                                                      December 31,
                                                    1995        1994
------------------------------------------------------------------------
                                                     (In Thousands)
ASSETS
  Bonds                                          $ 6,699,489 $ 6,669,853
  Preferred stocks                                   156,097     132,604
  Common stocks                                       54,504      57,874
  Unconsolidated subsidiaries                        182,040     196,401
  Mortgage loans                                   1,388,743   1,421,182
  Real estate                                        145,178     157,507
  Home office properties                              48,446      51,419
  Policy loans                                     2,700,544   2,312,455
  Cash and short-term investments                    262,527      97,745
  Investment income due and accrued                  135,607     125,534
  Premiums due and uncollected, and other assets     295,159     245,243
  Separate account assets                          5,520,478   3,260,374
------------------------------------------------------------------------
TOTAL ASSETS                                     $17,588,812 $14,728,191
------------------------------------------------------------------------
LIABILITIES AND SURPLUS
Liabilities
  Policy reserves                                $ 7,204,362 $ 6,476,634
  Deposit funds                                    3,262,340   3,298,915
  Other liabilities                                  686,989     885,638
  Asset valuation reserve                            191,392     179,006
  Separate account liabilities                     5,520,478   3,260,374
------------------------------------------------------------------------
Total Liabilities                                 16,865,561  14,100,567
Surplus                                              723,251     627,624
------------------------------------------------------------------------
TOTAL LIABILITIES AND SURPLUS                    $17,588,812 $14,728,191
------------------------------------------------------------------------

See Notes to Financial Statements

                     Pacific Mutual Life Insurance Company

                      STATEMENTS OF OPERATIONS AND SURPLUS

                                                     Years Ended December 31,
                                                         1995         1994
------------------------------------------------------------------------------
                                                          (In Thousands)
REVENUES
  Premiums, annuity considerations and deposit funds $  2,919,920 $  2,180,409
  Net investment income                                   945,546      879,116
  Other income                                              5,685        5,073
------------------------------------------------------------------------------
TOTAL REVENUES                                          3,871,151    3,064,598
------------------------------------------------------------------------------
BENEFITS AND EXPENSES
  Current and future policy benefits                    3,371,448    2,659,601
  Operating expenses                                      309,588      249,018
  Premium and other taxes (excluding tax on capital
   gains)                                                  35,168       28,705
  Dividends to policyowners                                16,639       17,162
------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                             3,732,843    2,954,486
------------------------------------------------------------------------------
INCOME BEFORE FEDERAL INCOME TAXES                        138,308      110,112
Federal income taxes                                       59,470       41,510
------------------------------------------------------------------------------
NET GAIN FROM OPERATIONS                                   78,838       68,602
NET REALIZED CAPITAL GAINS                                  6,311       12,424
------------------------------------------------------------------------------
NET INCOME                                           $     85,149 $     81,026
------------------------------------------------------------------------------
SURPLUS
Net income                                           $     85,149 $     81,026
Other surplus transactions, net                            10,478     (36,178)
------------------------------------------------------------------------------
Increase in surplus                                        95,627       44,848
Surplus, beginning of year                                627,624      582,776
------------------------------------------------------------------------------
SURPLUS, END OF YEAR                                 $    723,251 $    627,624
------------------------------------------------------------------------------

See Notes to Financial Statements

                     Pacific Mutual Life Insurance Company

                            STATEMENTS OF CASH FLOW

                                                    Years Ended December 31,
                                                        1995          1994
-------------------------------------------------------------------------------
                                                         (In Thousands)
CASH FLOW FROM OPERATING ACTIVITIES
Receipts
  Premiums, annuity considerations and deposit
   funds                                            $  2,687,698  $  1,687,583
  Net investment income                                  927,918       809,791
  Allowances and reserve adjustments on reinsurance
   ceded                                                 187,380       491,363
  Other                                                   13,885        23,862
Payments
  Policy benefit payments                             (1,677,788)   (1,408,650)
  Net policy loans                                      (388,320)     (352,358)
  Operating expenses                                    (278,138)     (247,437)
  Net transfer to separate accounts                   (1,178,622)     (594,284)
  Premium and other taxes                                (41,116)      (34,795)
  Dividends to policyowners                              (16,715)      (17,319)
  Federal income taxes                                   (35,779)      (23,995)
-------------------------------------------------------------------------------
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES           200,403       333,761
-------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
Proceeds
  Bonds                                                2,496,486     2,937,210
  Stocks                                                 208,235       139,785
  Mortgage loans                                         261,514       390,642
  Real estate                                             21,419        20,163
  Other investments                                       49,089        47,132
Payments for the purchase of
  Bonds                                               (2,431,687)   (3,673,859)
  Stocks                                                (222,678)     (126,823)
  Mortgage loans                                        (239,355)     (230,859)
  Real estate                                             (4,716)      (17,466)
  Other investments                                     (124,164)     (114,106)
-------------------------------------------------------------------------------
NET CASH FLOW PROVIDED BY (USED IN)
  INVESTING ACTIVITIES                                    14,143      (628,181)
-------------------------------------------------------------------------------

(Continued)

See Notes to Financial Statements

                     Pacific Mutual Life Insurance Company

                            STATEMENTS OF CASH FLOW

                                                    Years Ended December 31,
(Continued)                                                1995        1994
------------------------------------------------------------------------------
                                                         (In Thousands)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of short-term borrowings       $   (49,764) $     49,764
------------------------------------------------------------------------------
NET CASH FLOW PROVIDED BY (USED IN) FINANCING
 ACTIVITIES                                             (49,764)       49,764
------------------------------------------------------------------------------
Increase (decrease) in cash and short-term
 investments                                            164,782      (244,656)
Cash and short-term investments, beginning of year       97,745       342,401
------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS, END OF YEAR        $   262,527  $     97,745
------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Interest paid                                     $    18,376  $     22,120
------------------------------------------------------------------------------

See Notes to Financial Statements

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS

    Pacific Mutual Life Insurance Company ("Pacific Mutual") was established in 1868 and is organized under the laws of the State of California as a mutual life insurance company. Pacific Mutual conducts business in every state except New York.

    Pacific Mutual, including its subsidiaries and affiliates, has primary business segments which consist of life insurance, annuities, pension products, group employee benefits and investment management and advisory services. These primary business segments provide products for individuals and corporations and offer a range of investment products to institutions and pension plans.

    BASIS OF PRESENTATION

    Pacific Mutual's financial statements are prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of California, which are currently considered generally accepted accounting principles ("GAAP") for mutual life insurance companies. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The financial statements of Pacific Mutual are not consolidated with those of its subsidiaries.

    The Financial Accounting Standards Board ("FASB") has issued certain pronouncements effective for 1996 financial statements and thereafter that will no longer allow statutory financial statements of mutual life insurance companies to be described as being prepared in conformity with GAAP.

    Upon the effective date of these pronouncements, in order for their financial statements to be described as being prepared in accordance with GAAP, mutual life insurance companies and their insurance subsidiaries will be required to adopt all applicable authoritative GAAP pronouncements in any general purpose financial statements that they may issue. Pacific Mutual intends to issue 1996 general purpose financial statements reflecting the adoption of all applicable GAAP pronouncements.

    INVESTMENTS

    Bonds qualifying for amortization are carried at amortized cost; all other bonds are carried at prescribed values. Preferred stocks are principally stated at amortized cost. Unaffiliated common stocks are carried at market value. Investments in unconsolidated subsidiaries are reported on the equity method of accounting, except for Pacific Corinthian Life Insurance Company ("PCL") (Note 2) which is carried at cost.

    Mortgage loans and policy loans are stated at unpaid principal balances. Real estate is valued at the lower of depreciated cost or market, less related mortgage debt. Real estate is depreciated using the straight-line method over 30 years.

    Short-term investments generally mature within a year and are carried at amortized cost which approximates estimated fair value.

    The Asset Valuation Reserve ("AVR") is computed in accordance with a prescribed formula and is designed to stabilize surplus against valuation and credit-related losses for certain invested assets. Changes to the AVR are reported as direct additions or deductions from surplus. The Interest Maintenance Reserve ("IMR"), included in other liabilities on the accompanying statements of financial position, results in the deferral of after-tax realized capital gains and losses attributable to interest rate fluctuations on fixed income investments. These capital gains and losses are amortized into investment income over the remaining life of the investment sold. The IMR was $25.3 million and $13.1 million as of December 31, 1995 and 1994, respectively.

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Net realized capital gains and losses are determined on the specific identification method and are presented net of federal capital gains tax of $18.5 million and $(2.3) million and transfers to the IMR of $22.6 million and $(.4) million for the years ended December 31, 1995 and 1994, respectively.

    Derivatives which qualify for hedge accounting are valued consistently with the hedged items. Realized hedged gains and losses on fixed income contracts are deferred and amortized over the average life of the related hedged assets or insurance liabilities. Realized gains and losses on equity securities, which are marked to market, are recognized immediately. Derivatives which do not qualify for hedge accounting are valued at market value through surplus while still held and when realized through income.

    On November 15, 1994, Pacific Financial Asset Management Corporation ("PFAMCo"), a wholly-owned, subsidiary of Pacific Mutual, and five of its subsidiaries (Pacific Investment Management Company and subsidiaries, Parametric Portfolio Associates, Inc., Cadence Capital Management Corporation, NFJ Investment Group, Inc. and Blairlogie Capital Management Limited) entered into an agreement and plan of consolidation with Thomson Advisory Group L.P., a Delaware limited partnership with publicly traded units, to merge into a newly capitalized partnership named PIMCO Advisors L.P. Collectively, PFAMCo and various of its subsidiaries beneficially own approximately 42% of the outstanding general and limited partner units of PIMCO Advisors L.P. as of December 31, 1995 and 1994. Net cash distributions received on these units are recorded as income as permitted by the Insurance Department of the State of California.

    On December 21, 1995, Pacific Mutual completed a subsidiary reorganization in which PFAMCo became a direct, wholly-owned subsidiary of Pacific Mutual. Prior to that PFAMCo was a wholly-owned second-tier subsidiary of Pacific Mutual. The intermediate company, Pacific Financial Holding Company ("PFHC") and certain of its assets and liabilities were merged into PFAMCo in connection with this reorganization. The remaining assets were merged into Pacific Mutual which consisted of investments in subsidiaries as follows: Pacific Equities Network, PM Group Life Insurance Company and PFAMCo.

    POLICY RESERVES AND DEPOSIT FUNDS

    Life insurance reserves are valued using the net level premium method, the Commissioners' Reserve Valuation Method, or other modified reserve methods.

    Reserves for individual annuities are maintained principally on the Commissioners' Annuity Reserve Valuation Method. Group annuity contract reserves are valued using the net single premium method.

    The liability for deposit funds, including guaranteed interest contracts, is based primarily upon and is not less than the policyowners' equity in their deposit accounts, including credited interest.

    REVENUES AND EXPENSES

    Premiums are recognized as income over the premium paying period. Deposits made in connection with annuity contracts are recognized as revenue when received. Investment income is recorded as earned.

    Expenses, including policy acquisition costs, such as commissions, and Federal income taxes are charged to operations as incurred.

    DIVIDENDS

    Dividends are provided based on dividend formulas approved by the Board of Directors and reviewed for reasonableness and equitable treatment of policyowners by an independent consulting actuary.

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    FEDERAL INCOME TAXES

    Pacific Mutual is taxed as a life insurance company for Federal income tax purposes. Pacific Mutual's income tax return is consolidated with all its includable domestic subsidiaries except PCL. The amount of Federal income tax expense includes an equity tax calculated by a prescribed formula that incorporates a differential earnings rate between stock and mutual life insurance companies. Under prescribed statutory accounting practices, deferred tax assets and liabilities are not recorded. The difference between the effective tax rate and the statutory tax rate of 35% for 1995 and 1994 is primarily due to certain policy acquisition costs being deferred and amortized over a ten-year period for tax purposes, reserve differences, non-taxable investment income and the equity tax.

    OTHER SURPLUS TRANSACTIONS

    Other surplus transactions consist primarily of unrealized capital gains and losses, changes in nonadmitted assets, and changes in the AVR.

    SEPARATE ACCOUNTS

    Separate account assets are recorded at market value and the related liabilities represent segregated contract owner funds maintained in accounts with individual investment objectives. The investment results of separate account assets generally pass through to separate account policy owners and contract owners.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of financial instruments disclosed in Notes 3 and 4 have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts Pacific Mutual could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting practices prescribed or permitted by regulatory authorities and generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform to the 1995 financial statement presentation.

2. REHABILITATION OF FIRST CAPITAL LIFE INSURANCE COMPANY

    Pursuant to a five-year rehabilitation agreement approved by a California Superior Court and the Insurance Department of the State of California in July 1992, Pacific Mutual, through its wholly-owned subsidiary, PCL, will facilitate the rehabilitation of First Capital Life Insurance Company ("FCL"). In accordance with the rehabilitation agreement, insurance policies of FCL were restructured and assumed by PCL on December 31, 1992.

    The rehabilitation agreement provides for the holders of restructured policies to share in a substantial percentage of the unallocated surplus of PCL at the end of the rehabilitation period. Policyholders have the option to surrender their restructured policies with reduced benefits during this five-year period. During the rehabilitation

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

2. REHABILITATION OF FIRST CAPITAL LIFE INSURANCE COMPANY (CONTINUED) plan period, PCL is prohibited from issuing new insurance policies. At the end of the rehabilitation period, PCL will merge into Pacific Mutual, with Pacific Mutual as the surviving entity. Substantially all of the assets and certain of the liabilities of FCL were assumed by PCL on December 31, 1992, pursuant to an assumption reinsurance agreement and asset purchase agreement.

    In accordance with the rehabilitation agreement, PCL was capitalized by a cash contribution of $8.3 million from Pacific Mutual and a $45 million certificate of contribution provided by a wholly-owned subsidiary of Pacific Mutual for a total of $53.3 million initial capitalization.

    In the event PCL is unable to pay contract benefits, Pacific Mutual is obligated to contribute funds to pay those benefits in accordance with the rehabilitation agreement.

3. INVESTMENTS IN DEBT SECURITIES

    The statement value, gross unrealized gains and losses and estimated fair value of bonds and redeemable preferred stocks ("debt securities"), including short-term investments, are shown below. The estimated fair value of publicly traded securities was based on quoted market prices. For securities not actively traded, estimated fair values were provided by independent pricing services specializing in "matrix pricing" and modeling techniques. Pacific Mutual also estimates certain fair values based on interest rates, credit quality and average maturity or from securities with comparable trading characteristics.

                                                  Gross Unrealized  Estimated
                                       Statement  -----------------    Fair
                                         Value     Gains    Losses    Value
                                 ---------------------------------------------
                                                   (In Thousands)
     December 31, 1995:
     U.S. Treasury securities and
      obligations of U.S. government
      authorities and agencies         $  147,436 $ 28,214          $  175,650
     Obligations of states, political
      subdivisions and foreign
      governments                         452,273   66,960 $  3,064    516,169
     Corporate securities               3,901,979  442,497   46,539  4,297,937
     Mortgage-backed securities         2,438,052  116,650   10,106  2,544,596
     Redeemable preferred stock            89,191    2,840    2,472     89,559
                                 ---------------------------------------------
     Total                             $7,028,931 $657,161 $ 62,181 $7,623,911
                                 ---------------------------------------------
     December 31, 1994:
     U.S. Treasury securities and
      obligations of U.S. government
      authorities and agencies         $  216,201 $  1,064 $ 37,113 $  180,152
     Obligations of states, political
      subdivisions and foreign
      governments                         321,798    5,371   16,309    310,860
     Corporate securities               3,771,271  104,311  160,712  3,714,870
     Mortgage-backed securities         2,475,472   28,472   81,111  2,422,833
     Redeemable preferred stock            81,026      343    5,031     76,338
                                 ---------------------------------------------
     Total                             $6,865,768 $139,561 $300,276 $6,705,053
                                 ---------------------------------------------

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

3. INVESTMENTS IN DEBT SECURITIES (CONTINUED)

    The statement value and estimated fair value of debt securities as of December 31, 1995 by contractual repayment date of principal are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          Estimated
                                              Statement     Fair
                                                Value       Value
                                                         -----------
                                                 (In Thousands)
     Due in one year or less                 $   445,645 $   449,283
     Due after one year through five years     1,319,487   1,426,373
     Due after five years through ten years    1,409,209   1,542,228
     Due after ten years                       1,416,538   1,661,431
                                                         -----------
                                               4,590,879   5,079,315
     Mortgage-backed securities                2,438,052   2,544,596
                                                         -----------
     Total                                   $ 7,028,931 $ 7,623,911
                                                         -----------

    Proceeds from sales of investments in debt securities were $1.4 billion and $1.5 billion for the years ended December 31, 1995 and 1994, respectively. In 1995 and 1994, gross gains of $36 million and $30 million and gross losses of $14 million and $43 million, respectively, were realized on those sales.

4. FINANCIAL INSTRUMENTS

    The estimated fair values of Pacific Mutual's financial instruments, including debt securities, are as follows:

                                 December 31, 1995       December 31, 1994
                               Statement   Estimated   Statement   Estimated
                                 Value    Fair Value     Value    Fair Value
                                      ----------------------------------------
                                              (In Thousands)
     Assets:
       Debt securities
        (Note 3)              $ 7,028,931 $ 7,623,911 $ 6,865,768 $ 6,705,053
       Preferred and common
        stocks                    121,420     139,613     109,458     116,993
       Mortgage loans           1,388,743   1,500,000   1,421,182   1,452,596
       Policy loans             2,700,544   2,700,544   2,312,455   2,312,455
       Derivative financial
        instruments:
         Interest rate swaps        1,068       3,379         121     (24,809)
         Other                     18,008      30,649       2,672      (2,822)
     Liabilities:
       Guaranteed interest
        contracts               2,375,898   2,459,323   2,635,356   2,614,961
       Deposit liabilities        876,276     899,393     897,743     859,469
       Annuity liabilities        308,742     311,441     220,026     223,423
       Other derivative fi-
        nancial instruments         2,373       1,490       2,270       2,128
     Surplus:
       Contribution certifi-
        cates                     149,596     157,688     149,593     124,313

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

4. FINANCIAL INSTRUMENTS (CONTINUED)

    The following methods and assumptions were used to estimate the fair values of these financial instruments as of December 31, 1995 and 1994:

    PREFERRED AND COMMON STOCKS

    The estimated fair values are based on quoted market prices or dealer quotes.

    MORTGAGE LOANS

    The estimated fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flows, using a year-end market rate which is applicable to the yield, credit quality and average maturity of the composite portfolio.

    POLICY LOANS

    The statement value of policy loans is a reasonable estimate of their fair value.

    GUARANTEED INTEREST CONTRACTS AND DEPOSIT LIABILITIES

    The estimated fair values of fixed-maturity guaranteed interest contracts are estimated using the rates currently offered for deposits of similar remaining maturities. The estimated fair values of deposit liabilities with no defined maturities are the amounts payable on demand.

    Pacific Mutual has issued PRO GIC and Diversifier GIC contracts to plan sponsors totaling $914 million as of December 31, 1995, pursuant to the terms of which the plan sponsor retains direct ownership and control of the assets related to these contracts. Pacific Mutual agrees to provide benefit responsiveness in the event that plan benefit requests exceed plan cash flows. In return for this guarantee, Pacific Mutual receives a fee which varies by contract. Pacific Mutual sets the investment guidelines to provide for appropriate credit quality and cash flow matching.

    ANNUITY LIABILITIES

    The fair value of annuity liabilities approximates statement value and primarily includes policyholder deposits and accumulated credited interest.

    DERIVATIVE FINANCIAL INSTRUMENTS

    Pacific Mutual utilizes certain derivative financial instruments to diversify its business risk and to minimize its exposure to fluctuations in market prices, interest rates, or basis risk. Pacific Mutual has also set aside a corporate total return portfolio utilizing derivative financial instruments. These instruments include interest rate and currency swaps, asset swaps, credit derivatives, forwards, options held, options written, and futures contracts, and involve elements of credit risk and market risk in excess of amounts recognized in the accompanying financial statements. The notional amounts of those instruments reflect the extent of involvement in those various types of financial instruments. The estimated fair values of these instruments are based on market or dealer quotes. Pacific Mutual determines, on an individual counterparty basis, the need for collateral or other security to support financial instruments with off-balance sheet credit risks.

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

4. FINANCIAL INSTRUMENTS (CONTINUED)

    Options and Floors

    Pacific Mutual uses options and floors to hedge against fluctuations in interest rates and in its corporate total return portfolio. Cash requirements on options held are limited to the premium paid by Pacific Mutual at acquisition. Pacific Mutual uses written options on a limited basis consisting primarily of covered calls. Gains and losses on covered calls are offset by gains and losses on the underlying position. Options and floors held are reported as assets and options written are reported as liabilities. As of December 31, 1995, the notional amount of options held and options written approximated $1.3 billion and $30 million, respectively. As of December 31, 1994, the notional amount of options held and options written approximated $1.5 billion and $42 million, respectively. Option contracts mature during 1996 through 2007.

    Interest Rate Swap Contracts

    Pacific Mutual has entered into interest rate swap contracts to reduce the impact of changes in interest rates on its variable short-term and long-term investments. These contracts effectively change the interest rate exposure on variable rate notes to fixed rates which range from 1.9% to 8.9% as of December 31, 1995, and from 1.9% to 8.6% as of December 31, 1994. Interest rate swap contracts mature during 1996 through 2013. As of December 31, 1995 and 1994, interest rate swap contracts outstanding with financial institutions had a total notional amount of $656 million and $411 million, respectively.

    Asset Swap Contracts

    Pacific Mutual has entered into an asset swap contract to reduce interest rate risk by shortening both the duration and maturity of one of its fixed rate investments. The asset swap contract matures during 1998. As of December 31, 1995, the asset swap contract had a notional amount of $10 million.

    Credit Derivatives

    Pacific Mutual uses credit derivatives to take advantage of market opportunities. As of December 31, 1995 and 1994, the notional amount of credit derivatives outstanding approximated $90 million and $66 million, respectively. Credit derivatives mature during 1996 through 2000.

    Foreign Currency Exchange Contracts

    Pacific Mutual enters into foreign currency exchange contracts that are used to hedge against fluctuations in foreign currency-denominated assets and related income. Gains and losses on such agreements offset currency gains and losses on the related assets. As of December 31, 1995 and 1994, the notional amount of foreign currency exchange contracts approximated $15 million and $35 million, respectively. Foreign currency exchange contracts expire during 1998 and 1999.

    Future Contracts

    Pacific Mutual uses exchange-traded futures contracts for asset and liability management of fixed maturity securities and insurance liabilities and for hedging market fluctuations on equity securities. Price changes on futures are settled daily through the daily margin cash flows. As of December 31, 1995 and 1994, the notional amounts of futures contracts were $340 million and $163 million, respectively. The notional amounts of the contracts do not represent future cash requirements, as Pacific Mutual intends to close out open positions prior to expiration.

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

4. FINANCIAL INSTRUMENTS (CONTINUED)

    CONTRIBUTION CERTIFICATES

    The estimated fair value of contribution certificates is based on market quotes.

5. CONCENTRATION OF CREDIT RISK

    Pacific Mutual manages its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. The credit risk of financial instruments is controlled through credit approvals, limits and monitoring procedures. Real estate and mortgage loan investments are diversified by geographic location and property type. Management believes that significant concentrations of credit risk do not exist.

    Pacific Mutual is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swaps contracts and other derivative securities. However, Pacific Mutual does not anticipate nonperformance by the counterparties.

6. UNCONSOLIDATED SUBSIDIARIES

    Pacific Mutual's subsidiary operations primarily include other life and health insurance and investment management and advisory services. As of December 31, 1995 and 1994, subsidiary assets were $4.5 billion and liabilities were $4.3 billion as of December 31, 1995 and $4.2 billion as of December 31, 1994.

    Revenue and net income, including PCL, were $908 million and $63 million for the year ended December 31, 1995, and $1.1 billion and $75 million for the year ended December 31, 1994. Dividends from subsidiaries totaled $64.7 million and $2 million for the years ended December 31, 1995 and 1994, respectively. Earnings of subsidiaries, excluding PCL, and excluding capital gains, are included in net investment income.

7. BORROWINGS

    Pacific Mutual borrows for short-term needs by issuing commercial paper. Approximately $50 million was outstanding as of December 31, 1994, bearing an interest rate of 5.86%, and was repaid in January, 1995. There were no borrowings outstanding as of December 31, 1995.

    In addition, Pacific Mutual had available a revolving credit facility totaling approximately $250 million as of December 31, 1995 and 1994. There were no borrowings outstanding as of December 31, 1995 and 1994.

8. CONTRIBUTION CERTIFICATES

    Pacific Mutual has $150 million of Contribution Certificates (the "Certificates"), also referred to as Surplus Notes, outstanding at an interest rate of 7.9% maturing on December 30, 2023. Interest is payable semiannually on June 30 and December 30. The Certificates may not be redeemed at the option of Pacific Mutual or any holder of the Certificates. The Certificates are unsecured and subordinated to all present and future senior indebtedness and policy claims of Pacific Mutual. Each payment of interest on and the payment of principal of the Certificates may be made only out of Pacific Mutual's surplus and with the prior approval of the Insurance Commissioner of the State of California. In accordance with accounting practices prescribed or permitted by the Insurance Department of the State of California, the Certificates are not part of the liabilities of Pacific Mutual and are included in surplus.

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

9. REINSURANCE
    Pacific Mutual has reinsurance agreements with other insurance companies for the purpose of diversifying risk and limiting exposure on larger risks. For the years ended December 31, 1995 and 1994, individual life and annuity premiums assumed were $16 million and $20 million and premiums ceded were $339 million and $363 million, respectively. Amounts recoverable from reinsurers for individual life and annuities include reinsured and paid claims of $8 million and $13 million as of December 31, 1995 and 1994, respectively. Policy benefits payable are net of reinsurance recoveries of $8 million and $4 million at December 31, 1995 and 1994, respectively.

    Pacific Mutual also reinsures substantially all of its group life and health business with a subsidiary insurance company. Premiums of $72 million and $90 million, and benefits of $53 million and $70 million were ceded during the years ended December 31, 1995 and 1994, respectively.

    Amounts payable to the subsidiary under this agreement were $6 million and $8 million as of December 31, 1995 and 1994, respectively.

    To the extent that the assuming companies become unable to meet their obligations under these treaties, Pacific Mutual remains contingently liable. However, Pacific Mutual does not anticipate nonperformance by these assuming companies.

10. PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

    PENSION PLAN

    Pacific Mutual maintains a defined benefit pension plan covering eligible employees and agents. In 1995, Pacific Mutual accrued $2.5 million in pension expense that will be funded in 1996 based on the latest actuarial valuation report. No expense or contributions were made during 1994 because of the funded status of the plans and related income tax considerations. Accumulated benefits and net assets available for benefits as of the latest valuation dates (January 1, 1995 and April 1, 1994) are as follows:

                                                           1995      1994
                                               -----------------------------
                                                           (In Thousands)
       Actuarial present value of accumulated benefits:
         Vested                                          $  92,966 $  88,122
         Nonvested                                             392     1,115
                                               -----------------------------
       Total                                             $  93,358 $  89,237
                                               -----------------------------
       Net assets available for benefits                 $ 107,530 $ 111,089
                                               -----------------------------

    The above present values were determined using an assumed discount rate of 8.5% in 1995 and 1994.

    POSTRETIREMENT HEALTHCARE AND LIFE INSURANCE PLANS

    Pacific Mutual sponsors a defined benefit health care plan and a defined benefit life insurance plan ("The Plans") that provide postretirement benefits for all eligible retirees and their dependents. Generally, qualified employees may become eligible for these benefits if they reach normal retirement age, have been covered under Pacific Mutual's policy as an active employee for a minimum continuous period prior to the date retired, and have an employment date before January 1, 1990. The Plans contain cost-sharing features such as deductibles and coinsurance and require retirees to make contributions which can be adjusted annually. Pacific Mutual's

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

10. PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS (CONTINUED) commitment to qualified employees who retire after April 1, 1994 is limited to specific dollar amounts. Pacific Mutual reserves the right to modify or terminate The Plans at any time. As in the past, the general policy is to fund these benefits on a pay-as-you-go basis. The amount of benefits paid under The Plans for the years ended December 31, 1995 and 1994 was approximately $1.7 million for both years.

    Pacific Mutual utilizes the accrual method of accounting for the costs of The Plans as prescribed by the Insurance Department of the State of California and amortizes its transition obligation of $26.7 million over twenty years.

    Components of net periodic postretirement benefit cost are as follows (In Thousands):

                                                  Years Ended   December 31,
                                                      1995          1994
                                                  ---------------------------
        Service cost                              $        177  $        186
        Interest cost                                    1,921         1,790
        Amortization                                      (260)         (260)
                                                  ---------------------------
                                                         1,838         1,716
        Recognized transition obligation-net             1,336         1,337
                                                  ---------------------------
        Net periodic postretirement benefit cost  $      3,174  $      3,053
                                                  ---------------------------

    The following table presents The Plans' funded status reconciled with amounts recorded in other liabilities on Pacific Mutual's statement of financial position (In Thousands):

                                                          1995      1994
                                                        -------------------
        Accumulated postretirement obligation:
          Retirees                                      $ 20,936  $ 20,580
          Fully eligible active plan participants          1,695     1,346
          Other active plan participants                   2,290     2,455
                                                        -------------------
                                                          24,921    24,381
        Fair value of plan assets                              0         0
                                                        -------------------
        Unfunded accumulated postretirement obligation    24,921    24,381
        Unrecognized net gain                                878       942
        Prior service cost                                 1,589     1,849
        Unrecognized transition obligation-net           (22,720)  (24,056)
                                                        -------------------
        Accrued postretirement benefit liability        $  4,668  $  3,116
                                                        -------------------

    The assumed health care cost trend rate used in measuring the accumulated benefit obligation was 10% for 1995 and 11% for 1994, and is assumed to decrease gradually to 5% in 2003 and remain at that level thereafter. The amount reported is materially affected by the health care cost trend rate assumptions. If the health care cost trend

                     Pacific Mutual Life Insurance Company

                         NOTES TO FINANCIAL STATEMENTS

10. PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS (CONTINUED) rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1995 and 1994 would be increased by 10.9% and 11.2%, respectively. The effect of this change would increase the aggregate of the service, interest and amortization cost components of the net periodic benefit cost by 11.4% and 13.6%, respectively.

    The discount rate used in determining the accumulated postretirement benefit obligation is 7% and 8% for 1995 and 1994, respectively.

11. INVESTMENT COMMITMENTS

    Pacific Mutual has outstanding commitments to make investments in bonds and other invested assets as follows (In Thousands):

        Year ended December 31:
        -----------------------
         1996                 $ 179,551
         1997-2000               88,698
         2001 and thereafter     32,091

        Total                 $ 300,340


12. LITIGATION

    Pacific Mutual and its subsidiaries are respondents in a number of legal proceedings, some of which involve extra-contractual damages. In the opinion of management, the outcome of these proceedings is not likely to have a material adverse effect on the financial position of Pacific Mutual.

    --------------------------------------------------------------------------

                     PACIFIC MUTUAL LIFE INSURANCE COMPANY

                         UNAUDITED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 1996
           AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

                     Pacific Mutual Life Insurance Company

                        STATEMENT OF FINANCIAL POSITION
                                  (Unaudited)

                                                 September 30,
                                                      1996
---------------------------------------------------------------
                                                 (In Thousands)
ASSETS
  Bonds                                           $ 7,716,692
  Preferred stocks                                    173,518
  Common stocks                                        63,712
  Unconsolidated subsidiaries                         184,433
  Mortgage loans                                    1,379,072
  Real estate                                         188,125
  Home office properties                               49,299
  Policy loans                                      2,935,059
  Cash and short-term investments                       9,207
  Investment income due and accrued                   161,683
  Premiums due and uncollected, and other assets      265,941
  Separate account assets                           7,173,748
---------------------------------------------------------------
TOTAL ASSETS                                      $20,300,489
---------------------------------------------------------------
LIABILITIES AND SURPLUS
Liabilities
  Policy reserves                                 $ 7,761,290
  Deposit funds                                     3,445,445
  Other liabilities                                   911,840
  Asset valuation reserve                             207,072
  Separate account liabilities                      7,173,748
---------------------------------------------------------------
Total Liabilities                                  19,499,395
Surplus                                               801,094
---------------------------------------------------------------
TOTAL LIABILITIES AND SURPLUS                     $20,300,489
---------------------------------------------------------------

See Note to Financial Statements

                     Pacific Mutual Life Insurance Company

                      STATEMENTS OF OPERATIONS AND SURPLUS
                                  (Unaudited)

                                                       Nine Months Ended
                                                         September 30,
                                                        1996        1995
---------------------------------------------------------------------------
                                                        (In Thousands)
REVENUES
  Premiums, annuity considerations and deposit funds $3,003,603  $2,321,355
  Net investment income                                 739,239     697,919
  Other income                                           33,435      25,915
---------------------------------------------------------------------------
TOTAL REVENUES                                        3,776,277   3,045,189
---------------------------------------------------------------------------
BENEFITS AND EXPENSES
  Current and future policy benefits                  3,330,865   2,674,965
  Operating expenses                                    268,329     213,705
  Premium and other taxes (excluding tax on capital
   gains)                                                26,880      23,221
  Dividends to policyowners                              13,734      13,197
---------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                           3,639,808   2,925,088
---------------------------------------------------------------------------
INCOME BEFORE FEDERAL INCOME TAXES                      136,469     120,101
Federal income taxes                                     68,866      61,311
---------------------------------------------------------------------------
NET GAIN FROM OPERATIONS                                 67,603      58,790
NET REALIZED CAPITAL GAINS                               25,460       5,306
---------------------------------------------------------------------------
NET INCOME                                           $   93,063  $   64,096
---------------------------------------------------------------------------
SURPLUS
Net income                                           $   93,063  $   64,096
Other surplus transactions, net                         (15,220)      6,958
---------------------------------------------------------------------------
Increase in surplus                                      77,843      71,054
Surplus, beginning of period                            723,251     627,624
---------------------------------------------------------------------------
SURPLUS, END OF PERIOD                               $  801,094  $  698,678
---------------------------------------------------------------------------

See Note to Financial Statements

                     Pacific Mutual Life Insurance Company

                            STATEMENTS OF CASH FLOW
                                  (Unaudited)

                                                        Nine Months Ended
                                                          September 30,
                                                        1996         1995
------------------------------------------------------------------------------
                                                         (In Thousands)
CASH FLOW FROM OPERATING ACTIVITIES
Receipts
  Premiums, annuity considerations and deposit funds $ 2,910,948  $ 2,183,095
  Net investment income                                  691,819      667,819
  Allowances and reserve adjustments on reinsurance
   ceded                                                  66,102       64,606
Payments
  Policy benefit payments                             (1,268,520)  (1,159,208)
  Net policy loans                                      (234,248)    (256,617)
  Operating expenses                                    (260,820)    (197,451)
  Net transfer to separate accounts                   (1,065,400)    (916,515)
  Premium and other taxes                                (28,979)     (32,619)
  Dividends to policyowners                              (13,403)     (12,884)
  Federal income taxes                                  (122,737)     (33,564)
Other sources/(applications), net                        (21,404)      21,144
------------------------------------------------------------------------------
NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES           653,358      327,806
------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
Proceeds
  Bonds                                                2,351,964    1,648,810
  Stocks                                                 191,284       98,913
  Mortgage loans                                         195,395      170,072
  Real estate                                             13,861        3,412
  Other investments                                       98,947       70,187
Payments for the purchase of
  Bonds                                               (3,308,410)  (1,825,506)
  Stocks                                                (192,377)    (116,415)
  Mortgage loans                                        (193,453)    (146,442)
  Real estate                                            (54,905)      (2,179)
  Other investments                                      (63,792)    (148,788)
------------------------------------------------------------------------------
NET CASH FLOW USED IN
  INVESTING ACTIVITIES                                  (961,486)    (247,936)
------------------------------------------------------------------------------

(Continued)

See Note to Financial Statements

                     Pacific Mutual Life Insurance Company

                            STATEMENTS OF CASH FLOW
                                  (Unaudited)

                                                        Nine Months Ended
                                                          September 30,
(Continued)                                                  1996    1995
---------------------------------------------------------------------------
                                                          (In Thousands)
CASH FLOW FROM FINANCING ACTIVITIES
Issuance of short-term borrowings                       $  54,808  $119,013
---------------------------------------------------------------------------
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES             54,808   119,013
---------------------------------------------------------------------------
Increase (decrease) in cash and short-term investments   (253,320)  198,883
Cash and short-term investments, beginning of period      262,527    97,745
---------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS, END OF PERIOD          $   9,207  $296,628
---------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Interest paid                                         $  12,789  $ 11,231
---------------------------------------------------------------------------

See Note to Financial Statements

                     Pacific Mutual Life Insurance Company

                          NOTE TO FINANCIAL STATEMENTS
                                  (Unaudited)

1. BASIS OF PRESENTATION

    The information set forth in the statement of financial position as of September 30, 1996 and the statements of operations and surplus and of cash flow for the nine months ended September 30, 1996 and 1995 is unaudited. The information reflects all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial position and results of operations of Pacific Mutual Life Insurance Company ("Pacific Mutual") for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. For further information, refer to the financial statements and footnotes thereto included in Pacific Mutual's audited financial statements for the years ended December 31, 1995 and December 31, 1994.

    Pacific Mutual's financial statements are prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of California, which are currently considered generally accepted accounting principles ("GAAP") for mutual life insurance companies. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The financial statements of Pacific Mutual are not consolidated with those of its subsidiaries.

    The Financial Accounting Standards Board has issued certain pronouncements effective for 1996 financial statements and thereafter that will no longer allow statutory financial statements of mutual life insurance companies to be described as being prepared in conformity with GAAP. Upon the effective date of these pronouncements, in order for their financial statements to be described as being prepared in accordance with GAAP, mutual life insurance companies and their insurance subsidiaries will be required to adopt all applicable authoritative GAAP pronouncements in any general purpose financial statements that they may issue. Pacific Mutual intends to issue December 31, 1996 general purpose financial statements reflecting the adoption of all applicable GAAP pronouncements.

                                 ILLUSTRATIONS

  The following tables illustrate how the death benefits, Accumulated Values and Net Cash Surrender Values of a hypothetical policy may vary over an extended period of time assuming hypothetical rates of return equivalent to constant gross annual rates of 0%, 6% and 12%.

  The Policies are illustrated based on the Guideline Premium Test and include the following:

  Death Benefit Option A, Face Amount $1,500,000, Annual Premium $33,456, male nonsmoker, issue Age 55, and female nonsmoker, issue Age 55, current cost of insurance rates.

  Death Benefit Option A, Face Amount $1,500,000, Annual Premium $33,456, male nonsmoker, issue Age 55, and female nonsmoker, issue Age 55, guaranteed cost of insurance rates.

  Death Benefit Option B, Face Amount $1,500,000, Annual Premium $126,322, male nonsmoker, issue Age 55, and female nonsmoker, issue Age 55, current cost of insurance rates.

  Death Benefit Option B, Face Amount $1,500,000, Annual Premium $126,322, male nonsmoker, issue Age 55, and female nonsmoker, issue Age 55, guaranteed cost of insurance rates.

  Death Benefit Option C, Face Amount $1,500,000, Annual Premium $81,176, male nonsmoker, issue Age 55, and female nonsmoker, issue Age 55, current cost of insurance rates.

  Death Benefit Option C, Face Amount $1,500,000, Annual Premium $81,176, male nonsmoker, issue Age 55, and female nonsmoker, issue Age 55, guaranteed cost of insurance rates.

  Death Benefit Option D, Face Amount $1,500,000, Annual Premium $54,601, male nonsmoker, issue Age 55, and female nonsmoker, issue Age 55, current cost of insurance rates.

  Death Benefit Option D, Face Amount $1,500,000, Annual Premium $54,601, male nonsmoker, issue Age 55, and female nonsmoker, issue Age 55, guaranteed cost of insurance rates.

  The values would be different from those shown if the gross annual investment rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual policy years.

  The second column of each table, labeled "Total Premiums Paid Plus Interest at 5%," shows the amount which would accumulate if an amount equal to the annual premium (after taxes) were invested to earn interest at 5% compounded annually. All premium payments are illustrated as if they were made at the beginning of the year. These illustrations assume that no Policy loans have been made.

  The amounts shown for the death benefits, Accumulated Values and Net Cash Surrender Values reflect the fact that the net investment return on the Variable Accounts is lower than the gross investment return on the assets as a result of charges levied against the Variable Accounts. These values also take into account the premium loads, the administrative charges and the mortality and expense risk charges.

  The Fund's daily investment advisory fee is assumed to be equivalent to an annual weighted rate of 0.64% of the aggregate average daily net assets of the Fund. This hypothetical rate is representative of the weighted average investment advisory fee applicable to the Portfolios of the Fund available as options under the Policy. The amounts shown would differ if unisex rates were used or if the Insureds were females and female rates were used. On those illustrations assuming current rates, the amounts would also differ if either Insured were a smoker and smoker rates were used. The tables also reflect other expenses of the Fund at the weighted rate of 0.23% of the average daily net assets of a Portfolio, which amounts to 0.87% of the average daily net assets of a Portfolio including the investment advisory fees, operating expenses and any foreign taxes. Foreign taxes (annualized) for the six month period ended June 30, 1996 were 0.55% of the average daily net assets of the International Portfolio, 0.07% for the Equity Income Portfolio, 0.01% for the Multi-Strategy Portfolio, 0.02% for the Equity Index Portfolio, 0.04% for the Growth LT Portfolio and 0.27% for the Emerging Markets Portfolio. SEE "Summary of the Policy: Fund Annual Expenses After Expense Limitation" for more complete information on Fund investment advisory fees and operating expenses.

  After deduction of the charges and Fund expenses described above, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate net annual rates of return of -0.87%, 5.08%, and 11.03%. The hypothetical values shown in the tables do not reflect any charges against the Variable Accounts for income taxes that may be attributable to the Variable Accounts in the future, since we are not currently making these charges.

  We will furnish upon request a comparable illustration reflecting the proposed Insureds' Ages, underwriting classes, Face Amount, death benefit and premium amounts requested. In addition, upon request, illustrations will be furnished reflecting allocation of premiums to specified Variable Accounts. Such illustrations will reflect the expenses of the Portfolio of the Fund in which the Variable Account invests. Illustrations that use a hypothetical gross rate of return in excess of 12% are available to certain large institutional investors upon request.

             FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
                                    VALUES
                  BASED ON CURRENT COST OF INSURANCE CHARGES

DEATH BENEFIT OPTION: A                                 FACE AMOUNT: $1,500,000
MALE NONSMOKER ISSUE AGE 55                       FEMALE NONSMOKER ISSUE AGE 55
GUIDELINE PREMIUM TEST                                  ANNUAL PREMIUM: $33,456

                                  END OF YEAR DEATH BENEFIT
                     TOTAL                ASSUMING
                   PREMIUMS       HYPOTHETICAL GROSS ANNUAL
         END OF    PAID PLUS        INVESTMENT RETURN OF
         POLICY   INTEREST AT ---------------------------------
           YEAR       5%          0%         6%         12%
         ------   ----------- ---------- ---------- -----------
            1     $   35,129  $1,500,000 $1,500,000 $ 1,500,000
            2     $   72,014  $1,500,000 $1,500,000 $ 1,500,000
            3     $  110,744  $1,500,000 $1,500,000 $ 1,500,000
            4     $  151,410  $1,500,000 $1,500,000 $ 1,500,000
            5     $  194,109  $1,500,000 $1,500,000 $ 1,500,000
            6     $  238,943  $1,500,000 $1,500,000 $ 1,500,000
            7     $  286,019  $1,500,000 $1,500,000 $ 1,500,000
            8     $  335,449  $1,500,000 $1,500,000 $ 1,500,000
            9     $  387,350  $1,500,000 $1,500,000 $ 1,500,000
           10     $  441,846  $1,500,000 $1,500,000 $ 1,500,000
           15     $  758,029  $1,500,000 $1,500,000 $ 1,500,000
           20     $1,161,567  $1,500,000 $1,500,000 $ 2,038,506
           25     $1,676,596  $1,500,000 $1,500,000 $ 3,569,994
           30     $2,333,917  $1,500,000 $1,959,487 $ 6,165,680
           35     $3,172,844  $1,500,000 $2,635,738 $10,375,924

        END OF YEAR ACCUMULATED VALUE
         ASSUMING HYPOTHETICAL GROSS   END OF YEAR NET CASH SURRENDER VALUE
                    ANNUAL              ASSUMING HYPOTHETICAL GROSS ANNUAL
END OF       INVESTMENT RETURN OF              INVESTMENT RETURN OF
POLICY  ------------------------------ ------------------------------------
  YEAR     0%        6%        12%         0%          6%          12%
------  -------- ---------- ---------- ----------------------- ------------
   1    $ 27,379 $   29,089 $   30,801 $   27,379 $     29,089 $     30,801
   2    $ 54,234 $   59,354 $   64,680 $   54,234 $     59,354 $     64,680
   3    $ 80,537 $   90,817 $  101,933 $   80,537 $     90,817 $    101,933
   4    $106,265 $  123,505 $  142,895 $  106,265 $    123,505 $    142,895
   5    $131,386 $  157,445 $  187,933 $  131,386 $    157,445 $    187,933
   6    $155,983 $  192,780 $  237,581 $  155,983 $    192,780 $    237,581
   7    $179,904 $  229,423 $  292,188 $  179,904 $    229,423 $    292,188
   8    $203,543 $  267,831 $  352,686 $  203,543 $    267,831 $    352,686
   9    $226,904 $  308,091 $  419,716 $  226,904 $    308,091 $    419,716
  10    $249,990 $  350,296 $  493,992 $  249,990 $    350,296 $    493,992
  15    $374,068 $  609,235 $1,023,136 $  374,068 $    609,235 $  1,023,136
  20    $477,070 $  927,554 $1,905,146 $  477,070 $    927,554 $  1,905,146
  25    $542,716 $1,336,499 $3,399,995 $  542,716 $  1,336,499 $  3,399,995
  30    $505,328 $1,866,178 $5,872,076 $  505,328 $  1,866,178 $  5,872,076
  35    $189,890 $2,510,226 $9,881,832 $  189,890 $  2,510,226 $  9,881,832

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans have been made.


THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY PACIFIC MUTUAL, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
                                    VALUES
                 BASED ON GUARANTEED COST OF INSURANCE CHARGES

DEATH BENEFIT OPTION: A                                 FACE AMOUNT: $1,500,000
MALE NONSMOKER ISSUE AGE 55                       FEMALE NONSMOKER ISSUE AGE 55
GUIDELINE PREMIUM TEST                                  ANNUAL PREMIUM: $33,456

                                 END OF YEAR DEATH BENEFIT
                     TOTAL                ASSUMING
                   PREMIUMS      HYPOTHETICAL GROSS ANNUAL
         END OF    PAID PLUS        INVESTMENT RETURN OF
         POLICY   INTEREST AT ---------------------------------
          YEAR        5%          0%          6%        12%
         ------   ----------- ----------  ---------- ----------
           1      $   35,129  $1,500,000  $1,500,000 $1,500,000
           2      $   72,014  $1,500,000  $1,500,000 $1,500,000
           3      $  110,744  $1,500,000  $1,500,000 $1,500,000
           4      $  151,410  $1,500,000  $1,500,000 $1,500,000
           5      $  194,109  $1,500,000  $1,500,000 $1,500,000
           6      $  238,943  $1,500,000  $1,500,000 $1,500,000
           7      $  286,019  $1,500,000  $1,500,000 $1,500,000
           8      $  335,449  $1,500,000  $1,500,000 $1,500,000
           9      $  387,350  $1,500,000  $1,500,000 $1,500,000
          10      $  441,846  $1,500,000  $1,500,000 $1,500,000
          15      $  758,029  $1,500,000  $1,500,000 $1,500,000
          20      $1,161,567  $1,500,000  $1,500,000 $1,962,062
          25      $1,676,596  $1,500,000  $1,500,000 $3,425,270
          30      $2,333,917  $        0* $1,640,603 $5,865,813
          35      $3,172,844  $        0* $2,201,364 $9,721,522

        END OF YEAR ACCUMULATED VALUE
         ASSUMING HYPOTHETICAL GROSS    END OF YEAR NET CASH SURRENDER VALUE
                    ANNUAL               ASSUMING HYPOTHETICAL GROSS ANNUAL
END OF       INVESTMENT RETURN OF               INVESTMENT RETURN OF
POLICY  ------------------------------- -------------------------------------
 YEAR      0%         6%        12%         0%           6%          12%
------  --------  ---------- ---------- ----------- ------------ ------------
   1    $ 27,363  $   29,073 $   30,784 $   27,363  $     29,073 $     30,784
   2    $ 54,165  $   59,282 $   64,605 $   54,165  $     59,282 $     64,605
   3    $ 80,375  $   90,645 $  101,751 $   80,375  $     90,645 $    101,751
   4    $105,962  $  123,180 $  142,545 $  105,962  $    123,180 $    142,545
   5    $130,891  $  156,905 $  187,344 $  130,891  $    156,905 $    187,344
   6    $155,235  $  191,953 $  236,668 $  155,235  $    191,953 $    236,668
   7    $178,815  $  228,207 $  290,831 $  178,815  $    228,207 $    290,831
   8    $201,548  $  265,650 $  350,303 $  201,548  $    265,650 $    350,303
   9    $223,325  $  304,240 $  415,595 $  223,325  $    304,240 $    415,595
  10    $244,021  $  343,932 $  487,287 $  244,021  $    343,932 $    487,287
  15    $340,754  $  574,257 $  989,493 $  340,754  $    574,257 $    989,493
  20    $383,386  $  833,896 $1,833,703 $  383,386  $    833,896 $  1,833,703
  25    $308,686  $1,139,462 $3,262,162 $  308,686  $  1,139,462 $  3,262,162
  30    $      0* $1,562,479 $5,586,488 $        0* $  1,562,479 $  5,586,488
  35    $      0* $2,096,537 $9,258,592 $        0* $  2,096,537 $  9,258,592

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans have been made.

*Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY PACIFIC MUTUAL, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
                                    VALUES
                  BASED ON CURRENT COST OF INSURANCE CHARGES

DEATH BENEFIT OPTION: B                                 FACE AMOUNT: $1,500,000
MALE NONSMOKER ISSUE AGE 55                       FEMALE NONSMOKER ISSUE AGE 55
GUIDELINE PREMIUM TEST                                 ANNUAL PREMIUM: $126,322

                     TOTAL    END OF YEAR DEATH BENEFIT ASSUMING
                   PREMIUMS       HYPOTHETICAL GROSS ANNUAL
         END OF    PAID PLUS         INVESTMENT RETURN OF
         POLICY   INTEREST AT ----------------------------------
          YEAR        5%          0%         6%          12%
         ------   ----------- ---------- ----------- -----------
            1     $   132,638 $1,610,119 $ 1,616,794 $ 1,623,471
            2     $   271,908 $1,718,739 $ 1,738,931 $ 1,759,917
            3     $   418,142 $1,825,835 $ 1,866,619 $ 1,910,680
            4     $   571,687 $1,931,379 $ 2,000,079 $ 2,077,245
            5     $   732,909 $2,035,340 $ 2,139,533 $ 2,261,246
            6     $   902,193 $2,137,794 $ 2,285,326 $ 2,464,612
            7     $ 1,079,941 $2,238,580 $ 2,437,576 $ 2,689,222
            8     $ 1,266,576 $2,338,148 $ 2,597,036 $ 2,937,807
            9     $ 1,462,543 $2,436,512 $ 2,764,047 $ 3,212,930
           10     $ 1,668,308 $2,533,685 $ 2,938,969 $ 3,517,427
           15     $ 2,862,140 $3,023,335 $ 3,971,223 $ 5,632,784
           20     $ 4,385,805 $3,463,657 $ 5,249,713 $ 9,121,176
           25     $ 6,330,432 $3,840,555 $ 6,846,927 $14,975,368
           30     $ 8,812,322 $4,040,802 $ 8,704,011 $24,605,873
           35     $11,979,914 $3,894,963 $10,692,904 $40,751,281

          END OF YEAR ACCUMULATED VALUE
           ASSUMING HYPOTHETICAL GROSS    END OF YEAR NET CASH SURRENDER VALUE
                     ANNUAL                ASSUMING HYPOTHETICAL GROSS ANNUAL
END OF        INVESTMENT RETURN OF                INVESTMENT RETURN OF
POLICY  --------------------------------- ------------------------------------
 YEAR       0%         6%         12%         0%          6%          12%
------  ---------- ---------- ----------- ----------- ----------- ------------
  1     $  110,119 $  116,794 $   123,471 $   110,119 $   116,794 $    123,471
  2     $  218,739 $  238,931 $   259,917 $   218,739 $   238,931 $    259,917
  3     $  325,835 $  366,619 $   410,680 $   325,835 $   366,619 $    410,680
  4     $  431,379 $  500,079 $   577,245 $   431,379 $   500,079 $    577,245
  5     $  535,340 $  639,533 $   761,246 $   535,340 $   639,533 $    761,246
  6     $  637,794 $  785,326 $   964,612 $   637,794 $   785,326 $    964,612
  7     $  738,580 $  937,576 $ 1,189,222 $   738,580 $   937,576 $  1,189,222
  8     $  838,148 $1,097,036 $ 1,437,807 $   838,148 $ 1,097,036 $  1,437,807
  9     $  936,512 $1,264,047 $ 1,712,930 $   936,512 $ 1,264,047 $  1,712,930
  10    $1,033,685 $1,438,969 $ 2,017,427 $ 1,033,685 $ 1,438,969 $  2,017,427
  15    $1,523,335 $2,471,223 $ 4,132,784 $ 1,523,335 $ 2,471,223 $  4,132,784
  20    $1,963,657 $3,749,713 $ 7,621,176 $ 1,963,657 $ 3,749,713 $  7,621,176
  25    $2,340,555 $5,346,927 $13,475,368 $ 2,340,555 $ 5,346,927 $ 13,475,368
  30    $2,540,802 $7,204,011 $23,105,873 $ 2,540,802 $ 7,204,011 $ 23,105,873
  35    $2,394,963 $9,192,904 $38,810,744 $ 2,394,963 $ 9,192,904 $ 38,810,744

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans or partial withdrawals have been made.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY PACIFIC MUTUAL, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
                                    VALUES
                 BASED ON GUARANTEED COST OF INSURANCE CHARGES

DEATH BENEFIT OPTION: B                                 FACE AMOUNT: $1,500,000
MALE NONSMOKER ISSUE AGE 55                       FEMALE NONSMOKER ISSUE AGE 55
GUIDELINE PREMIUM TEST                                 ANNUAL PREMIUM: $126,322

                                  END OF YEAR DEATH BENEFIT
                     TOTAL                ASSUMING
                   PREMIUMS       HYPOTHETICAL GROSS ANNUAL
         END OF    PAID PLUS        INVESTMENT RETURN OF
         POLICY   INTEREST AT ---------------------------------
          YEAR        5%          0%         6%         12%
         ------   ----------- ---------- ---------- -----------
          1       $   132,638 $1,610,103 $1,616,777 $ 1,623,453
          2       $   271,908 $1,718,668 $1,738,856 $ 1,759,839
          3       $   418,142 $1,825,665 $1,866,439 $ 1,910,488
          4       $   571,687 $1,931,059 $1,999,732 $ 2,076,870
          5       $   732,909 $2,034,809 $2,138,948 $ 2,260,603
          6       $   902,193 $2,136,981 $2,284,416 $ 2,463,593
          7       $ 1,079,941 $2,237,379 $2,436,213 $ 2,687,673
          8       $ 1,266,576 $2,335,901 $2,594,513 $ 2,934,965
          9       $ 1,462,543 $2,432,402 $2,759,457 $ 3,207,778
          10      $ 1,668,308 $2,526,721 $2,931,167 $ 3,508,643
          15      $ 2,862,140 $2,981,851 $3,921,866 $ 5,573,552
          20      $ 4,385,805 $3,342,750 $5,094,586 $ 8,917,733
          25      $ 6,330,432 $3,547,214 $6,446,264 $14,404,691
          30      $ 8,812,322 $3,445,330 $7,833,254 $23,245,089
          35      $11,979,914 $2,811,621 $8,993,621 $37,680,637

          END OF YEAR ACCUMULATED VALUE
           ASSUMING HYPOTHETICAL GROSS    END OF YEAR NET CASH SURRENDER VALUE
                     ANNUAL                ASSUMING HYPOTHETICAL GROSS ANNUAL
END OF        INVESTMENT RETURN OF                INVESTMENT RETURN OF
POLICY  --------------------------------- ------------------------------------
 YEAR       0%         6%         12%         0%          6%          12%
------  ---------- ---------- ----------- ----------- ----------- ------------
   1    $  110,103 $  116,777 $   123,453 $   110,103 $   116,777 $    123,453
   2    $  218,668 $  238,856 $   259,839 $   218,668 $   238,856 $    259,839
   3    $  325,665 $  366,439 $   410,488 $   325,665 $   366,439 $    410,488
   4    $  431,059 $  499,732 $   576,870 $   431,059 $   499,732 $    576,870
   5    $  534,809 $  638,948 $   760,603 $   534,809 $   638,948 $    760,603
   6    $  636,981 $  784,416 $   963,593 $   636,981 $   784,416 $    963,593
   7    $  737,379 $  936,213 $ 1,187,673 $   737,379 $   936,213 $  1,187,673
   8    $  835,901 $1,094,513 $ 1,434,965 $   835,901 $ 1,094,513 $  1,434,965
   9    $  932,402 $1,259,457 $ 1,707,778 $   932,402 $ 1,259,457 $  1,707,778
  10    $1,026,721 $1,431,167 $ 2,008,643 $ 1,026,721 $ 1,431,167 $  2,008,643
  15    $1,481,851 $2,421,866 $ 4,073,552 $ 1,481,851 $ 2,421,866 $  4,073,552
  20    $1,842,750 $3,594,586 $ 7,417,733 $ 1,842,750 $ 3,594,586 $  7,417,733
  25    $2,047,214 $4,946,264 $12,904,691 $ 2,047,214 $ 4,946,264 $ 12,904,691
  30    $1,945,330 $6,333,254 $21,745,089 $ 1,945,330 $ 6,333,254 $ 21,745,089
  35    $1,311,621 $7,493,621 $35,886,321 $ 1,311,621 $ 7,493,621 $ 35,886,321

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans have been made.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY PACIFIC MUTUAL, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
                                    VALUES
                  BASED ON CURRENT COST OF INSURANCE CHARGES

DEATH BENEFIT OPTION: C                                 FACE AMOUNT: $1,500,000
MALE NONSMOKER ISSUE AGE 55                       FEMALE NONSMOKER ISSUE AGE 55
GUIDELINE PREMIUM TEST                                  ANNUAL PREMIUM: $81,176

                                  END OF YEAR DEATH BENEFIT
                     TOTAL                ASSUMING
                   PREMIUMS       HYPOTHETICAL GROSS ANNUAL
         END OF    PAID PLUS        INVESTMENT RETURN OF
         POLICY   INTEREST AT ---------------------------------
           YEAR       5%          0%         6%         12%
         ------   ----------- ---------- ---------- -----------
            1     $   85,235  $1,581,176 $1,581,176 $ 1,581,176
            2     $  174,731  $1,662,352 $1,662,352 $ 1,662,352
            3     $  268,703  $1,743,528 $1,743,528 $ 1,743,528
            4     $  367,373  $1,824,705 $1,824,705 $ 1,824,705
            5     $  470,976  $1,905,881 $1,905,881 $ 1,905,881
            6     $  579,760  $1,987,057 $1,987,057 $ 1,987,057
            7     $  693,982  $2,068,234 $2,068,234 $ 2,068,234
            8     $  813,916  $2,149,410 $2,149,410 $ 2,149,410
            9     $  939,847  $2,230,586 $2,230,586 $ 2,230,586
           10     $1,072,074  $2,311,763 $2,311,763 $ 2,311,763
           15     $1,839,245  $2,717,644 $2,717,644 $ 3,047,402
           20     $2,818,370  $3,123,526 $3,123,526 $ 5,207,645
           25     $4,068,010  $3,529,407 $3,609,952 $ 9,092,234
           30     $5,662,902  $3,935,289 $5,016,578 $15,677,068
           35     $7,698,433  $4,341,170 $6,723,750 $26,357,317

          END OF YEAR ACCUMULATED VALUE
           ASSUMING HYPOTHETICAL GROSS    END OF YEAR NET CASH SURRENDER VALUE
                     ANNUAL                ASSUMING HYPOTHETICAL GROSS ANNUAL
END OF        INVESTMENT RETURN OF                INVESTMENT RETURN OF
POLICY  --------------------------------- ------------------------------------
  YEAR      0%         6%         12%         0%          6%          12%
------  ---------- ---------- ----------- ----------- ----------- ------------
   1    $   69,894 $   74,156 $    78,419 $    69,894 $    74,156 $     78,419
   2    $  138,754 $  151,620 $   164,994 $   138,754 $   151,620 $    164,994
   3    $  206,545 $  232,505 $   260,557 $   206,545 $   232,505 $    260,557
   4    $  273,229 $  316,930 $   366,030 $   273,229 $   316,930 $    366,030
   5    $  338,760 $  405,014 $   482,440 $   338,760 $   405,014 $    482,440
   6    $  403,196 $  496,997 $   611,046 $   403,196 $   496,997 $    611,046
   7    $  466,358 $  592,892 $   753,014 $   466,358 $   592,892 $    753,014
   8    $  528,712 $  693,336 $   910,225 $   528,712 $   693,336 $    910,225
   9    $  590,265 $  798,554 $ 1,084,340 $   590,265 $   798,554 $  1,084,340
  10    $  651,022 $  908,781 $ 1,277,197 $   651,022 $   908,781 $  1,277,197
  15    $  959,757 $1,564,537 $ 2,627,070 $   959,757 $ 1,564,537 $  2,627,070
  20    $1,223,530 $2,380,199 $ 4,866,958  $1,223,530 $ 2,380,199 $  4,866,958
  25    $1,400,177 $3,438,049 $ 8,659,270 $ 1,400,177 $ 3,438,049 $  8,659,270
  30    $1,291,518 $4,777,693 $14,930,541 $ 1,291,518 $ 4,777,693 $ 14,930,541
  35    $  285,473 $6,403,571 $25,102,207 $   285,473 $ 6,403,571 $ 25,102,207

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans have been made.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY PACIFIC MUTUAL, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
                                    VALUES
                 BASED ON GUARANTEED COST OF INSURANCE CHARGES

DEATH BENEFIT OPTION: C                                 FACE AMOUNT: $1,500,000
MALE NONSMOKER ISSUE AGE 55                       FEMALE NONSMOKER ISSUE AGE 55
GUIDELINE PREMIUM TEST                                  ANNUAL PREMIUM: $81,176

                                  END OF YEAR DEATH BENEFIT
                     TOTAL                ASSUMING
                   PREMIUMS       HYPOTHETICAL GROSS ANNUAL
         END OF    PAID PLUS        INVESTMENT RETURN OF
         POLICY   INTEREST AT ----------------------------------
          YEAR        5%          0%          6%         12%
         ------   ----------- ----------  ---------- -----------
            1     $   85,235  $1,581,176  $1,581,176 $ 1,581,176
            2     $  174,731  $1,662,352  $1,662,352 $ 1,662,352
            3     $  268,703  $1,743,528  $1,743,528 $ 1,743,528
            4     $  367,373  $1,824,705  $1,824,705 $ 1,824,705
            5     $  470,976  $1,905,881  $1,905,881 $ 1,905,881
            6     $  579,760  $1,987,057  $1,987,057 $ 1,987,057
            7     $  693,982  $2,068,234  $2,068,234 $ 2,068,234
            8     $  813,916  $2,149,410  $2,149,410 $ 2,149,410
            9     $  939,847  $2,230,586  $2,230,586 $ 2,230,586
           10     $1,072,074  $2,311,763  $2,311,763 $ 2,311,763
           15     $1,839,245  $2,717,644  $2,717,644 $ 3,011,225
           20     $2,818,370  $3,123,526  $3,123,526 $ 5,124,667
           25     $4,068,010  $3,529,407  $3,529,407 $ 8,906,016
           30     $5,662,902  $3,935,289  $4,628,132 $15,214,135
           35     $7,698,433  $        0* $6,138,455 $25,178,984

          END OF YEAR ACCUMULATED VALUE
           ASSUMING HYPOTHETICAL GROSS     END OF YEAR NET CASH SURRENDER VALUE
                     ANNUAL                 ASSUMING HYPOTHETICAL GROSS ANNUAL
END OF        INVESTMENT RETURN OF                 INVESTMENT RETURN OF
POLICY  ---------------------------------- -------------------------------------
 YEAR       0%          6%         12%         0%           6%          12%
------  ----------  ---------- ----------- -----------  ----------- ------------
   1    $   69,877  $   74,138 $    78,401 $    69,877  $    74,138 $     78,401
   2    $  138,682  $  151,545 $   164,916 $   138,682  $   151,545 $    164,916
   3    $  206,372  $  232,323 $   260,365 $   206,372  $   232,323 $    260,365
   4    $  272,900  $  316,580 $   365,658 $   272,900  $   316,580 $    365,658
   5    $  338,210  $  404,423 $   481,806 $   338,210  $   404,423 $    481,806
   6    $  402,348  $  496,080 $   610,056 $   402,348  $   496,080 $    610,056
   7    $  465,096  $  591,522 $   751,535 $   465,096  $   591,522 $    751,535
   8    $  526,318  $  690,823 $   907,617 $   526,318  $   690,823 $    907,617
   9    $  585,831  $  794,027 $ 1,079,833 $   585,831  $   794,027 $  1,079,833
  10    $  643,416  $  901,175 $ 1,269,923 $   643,416  $   901,175 $  1,269,923
  15    $  911,661  $1,520,313 $ 2,595,883 $   911,661  $ 1,520,313 $  2,595,883
  20    $1,070,087  $2,258,391 $ 4,789,408 $ 1,070,087  $ 2,258,391 $  4,789,408
  25    $  960,627  $3,186,644 $ 8,481,920 $   960,627  $ 3,186,644 $  8,481,920
  30    $   64,846  $4,407,745 $14,489,653 $    64,846  $ 4,407,745 $ 14,489,653
  35    $        0* $5,846,148 $23,979,984 $         0* $ 5,846,148 $ 23,979,984

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans have been made.

*Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY PACIFIC MUTUAL, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
                                    VALUES
                  BASED ON CURRENT COST OF INSURANCE CHARGES

DEATH BENEFIT OPTION: D                                 FACE AMOUNT: $1,500,000
MALE NONSMOKER ISSUE AGE 55                       FEMALE NONSMOKER ISSUE AGE 55
GUIDELINE PREMIUM TEST                                  ANNUAL PREMIUM: $54,601

                                  END OF YEAR DEATH BENEFIT
                     TOTAL                ASSUMING
                   PREMIUMS       HYPOTHETICAL GROSS ANNUAL
         END OF    PAID PLUS        INVESTMENT RETURN OF
         POLICY   INTEREST AT ---------------------------------
          YEAR        5%          0%         6%         12%
         ------   ----------- ---------- ---------- -----------
            1     $   57,331  $1,500,000 $1,500,000 $ 1,500,000
            2     $  117,529  $1,500,000 $1,500,000 $ 1,500,000
            3     $  180,736  $1,500,000 $1,500,000 $ 1,500,000
            4     $  247,104  $1,515,000 $1,515,000 $ 1,515,000
            5     $  316,790  $1,515,000 $1,515,000 $ 1,515,000
            6     $  389,961  $1,530,000 $1,530,000 $ 1,530,000
            7     $  466,790  $1,530,000 $1,530,000 $ 1,530,000
            8     $  547,460  $1,545,000 $1,545,000 $ 1,545,000
            9     $  632,165  $1,545,000 $1,545,000 $ 1,545,000
           10     $  721,104  $1,560,000 $1,560,000 $ 1,560,000
           15     $1,237,122  $1,680,000 $1,680,000 $ 2,020,537
           20     $1,895,706  $1,905,000 $1,905,000 $ 3,457,938
           25     $2,736,245  $2,325,000 $2,418,569 $ 6,041,839
           30     $3,809,009  $2,760,000 $3,362,030 $10,421,705
           35     $5,178,158  $3,000,000 $4,507,107 $17,525,687

         END OF YEAR ACCUMULATED VALUE
          ASSUMING HYPOTHETICAL GROSS   END OF YEAR NET CASH SURRENDER VALUE
                    ANNUAL               ASSUMING HYPOTHETICAL GROSS ANNUAL
END OF       INVESTMENT RETURN OF               INVESTMENT RETURN OF
POLICY  ------------------------------- -------------------------------------
 YEAR      0%        6%         12%         0%          6%           12%
------  -------- ---------- ----------- ----------------------- -------------
   1    $ 46,220 $   49,061 $    51,903 $   46,220 $     49,061 $      51,903
   2    $ 91,702 $  100,255 $   109,148 $   91,702 $    100,255 $     109,148
   3    $136,430 $  153,660 $   172,284 $  136,430 $    153,660 $     172,284
   4    $180,379 $  209,353 $   241,917 $  180,379 $    209,353 $     241,917
   5    $223,538 $  267,429 $   318,738 $  223,538 $    267,429 $     318,738
   6    $265,987 $  328,088 $   403,622 $  265,987 $    328,088 $     403,622
   7    $307,604 $  391,333 $   497,331 $  307,604 $    391,333 $     497,331
   8    $348,738 $  457,630 $   601,156 $  348,738 $    457,630 $     601,156
   9    $389,418 $  527,156 $   716,224 $  389,418 $    527,156 $     716,224
  10    $429,628 $  600,049 $   843,738 $  429,628 $    600,049 $     843,738
  15    $638,447 $1,038,891 $ 1,741,842 $  638,447 $  1,038,891 $   1,741,842
  20    $820,454 $1,588,519 $ 3,231,718 $  820,454 $  1,588,519 $   3,231,718
  25    $946,343 $2,303,399 $ 5,754,133 $  946,343 $  2,303,399 $   5,754,133
  30    $861,745 $3,201,934 $ 9,925,433 $  861,745 $  3,201,934 $   9,925,433
  35    $116,412 $4,292,483 $16,691,130 $  116,412 $  4,292,483 $  16,691,130

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans have been made.


THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY PACIFIC MUTUAL, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE

   ILLUSTRATION OF DEATH BENEFITS, ACCUMULATED VALUES AND NET CASH SURRENDER
                                    VALUES
                 BASED ON GUARANTEED COST OF INSURANCE CHARGES

DEATH BENEFIT OPTION: D                                 FACE AMOUNT: $1,500,000
MALE NONSMOKER ISSUE AGE 55                       FEMALE NONSMOKER ISSUE AGE 55
GUIDELINE PREMIUM TEST                                  ANNUAL PREMIUM: $54,601

                                  END OF YEAR DEATH BENEFIT
                     TOTAL                ASSUMING
                   PREMIUMS       HYPOTHETICAL GROSS ANNUAL
         END OF    PAID PLUS        INVESTMENT RETURN OF
         POLICY   INTEREST AT ----------------------------------
          YEAR        5%          0%          6%         12%
         ------   ----------- ----------  ---------- -----------
            1     $   57,331  $1,500,000  $1,500,000 $ 1,500,000
            2     $  117,529  $1,500,000  $1,500,000 $ 1,500,000
            3     $  180,736  $1,500,000  $1,500,000 $ 1,500,000
            4     $  247,104  $1,515,000  $1,515,000 $ 1,515,000
            5     $  316,790  $1,515,000  $1,515,000 $ 1,515,000
            6     $  389,961  $1,530,000  $1,530,000 $ 1,530,000
            7     $  466,790  $1,530,000  $1,530,000 $ 1,530,000
            8     $  547,460  $1,545,000  $1,545,000 $ 1,545,000
            9     $  632,165  $1,545,000  $1,545,000 $ 1,545,000
           10     $  721,104  $1,560,000  $1,560,000 $ 1,560,000
           15     $1,237,122  $1,680,000  $1,680,000 $ 1,996,642
           20     $1,895,706  $1,905,000  $1,905,000 $ 3,403,041
           25     $2,736,245  $2,325,000  $2,325,000 $ 5,918,501
           30     $3,809,009  $2,760,000  $3,155,080 $10,114,720
           35     $5,178,158  $        0* $4,180,516 $16,743,551

         END OF YEAR ACCUMULATED VALUE
          ASSUMING HYPOTHETICAL GROSS    END OF YEAR NET CASH SURRENDER VALUE
                    ANNUAL                ASSUMING HYPOTHETICAL GROSS ANNUAL
END OF       INVESTMENT RETURN OF                INVESTMENT RETURN OF
POLICY  -------------------------------- --------------------------------------
  YEAR     0%         6%         12%         0%           6%           12%
------  --------  ---------- ----------- ----------- ------------ -------------
   1    $ 46,204  $   49,044 $    51,886 $   46,204  $     49,044 $      51,886
   2    $ 91,635  $  100,185 $   109,075 $   91,635  $    100,185 $     109,075
   3    $136,273  $  153,494 $   172,108 $  136,273  $    153,494 $     172,108
   4    $180,088  $  209,041 $   241,583 $  180,088  $    209,041 $     241,583
   5    $223,065  $  266,917 $   318,184 $  223,065  $    266,917 $     318,184
   6    $265,278  $  327,311 $   402,773 $  265,278  $    327,311 $     402,773
   7    $306,578  $  390,204 $   496,092 $  306,578  $    390,204 $     496,092
   8    $346,877  $  455,644 $   599,049 $  346,877  $    455,644 $     599,049
   9    $386,122  $  523,730 $   712,725 $  386,122  $    523,730 $     712,725
  10    $424,176  $  594,500 $   838,285 $  424,176  $    594,500 $     838,285
  15    $608,087  $1,010,996 $ 1,721,243 $  608,087  $  1,010,996 $   1,721,243
  20    $729,866  $1,520,603 $ 3,180,412 $  729,866  $  1,520,603 $   3,180,412
  25    $680,641  $2,172,888 $ 5,636,667 $  680,641  $  2,172,888 $   5,636,667
  30    $ 64,557  $3,004,838 $ 9,633,067 $   64,557  $  3,004,838 $   9,633,067
  35    $      0* $3,981,444 $15,946,239 $        0* $  3,981,444 $  15,946,239

--------
All premium payments are illustrated as if made at the beginning of the policy year.

This illustration assumes no policy loans have been made.

*Additional payment will be required to prevent policy termination.

THE DEATH BENEFITS, ACCUMULATED VALUES AND THE CASH SURRENDER VALUES WILL DIFFER IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE HYPOTHETICAL INVESTMENT RATES SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE INTERPRETED AS A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE TO VARIABLE ACCOUNTS BY THE OWNER AND THE EXPERIENCE OF THE ACCOUNTS. NO REPRESENTATION CAN BE MADE BY PACIFIC MUTUAL, THE SEPARATE ACCOUNT OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  APPENDIX A

                  DESCRIPTION OF JOINT EQUAL AGE CALCULATION

1. A Joint Equal Age (JEA) conversion changes many possible combinations of Ages, risk classes, substandard ratings and sexes for two lives into a "two life status" in which both Insureds are assumed to have the same Age, sex (both always male), and risk class (both nonsmoker, or smoker).

2. Certain Policy charges are based on the JEA determined at issue. JEA eliminates many of the tables needed when Age rates are used. JEA will be used to determine the rates per $1000 of initial Face Amount for the Sales Surrender Target, underwriting surrender charge and the Face Amount component of the mortality and expense risk charge. JEA determined at issue is also used to determine the death benefit under Death Benefit Option D. Age is used for cost of insurance rates, both current and guaranteed.

3. To calculate JEA, the two Ages are each converted to an adjusted Age, the difference in adjusted Ages is converted to an Age add-on, and the Age add-on is added to the younger adjusted Age. The steps are as follows:

   a. Smoker Age Adjustment:

    If both Insureds are smoker or both Insureds are nonsmoker, no smoker adjustment is made. If exactly one Insured is a smoker, the Age of the smoker is adjusted as follows:

      NUMBER OF
       SMOKERS     SMOKER AGE ADD-ON
      ---------    -----------------
         0                0
         1 female         +4
         1 male           +6
         1 unisex         +5
         2                0

   b. Sex Age Adjustment:

      Each female Insured has a 5 year Age reduction. Each male Insured has a 0 year Age reduction. Each unisex Insured has a 1 year Age reduction.

   c. Table rating Age adjustment:

    The substandard Table ratings represent a multiple of standard mortality rates. An Age adjustment will be added to each Insured with a substandard Table rating as follows:

                          TABLE RATING AGE ADJUSTMENT

     Table Rating      0   A   B   C   D   E   F   H   J   L   N   P
    ----------------------------------------------------------------
     Age Adjustment    0   2   4   6   8  10  12  14  15  16  18  19

    The adjusted Age for substandard is capped at Age 100.

    For uninsurable Insureds, the adjusted Age will always be 100, independently of the Age and sex of the uninsurable Insureds. (We reserve the right to reject an application for a policy.)

  d. After the Ages are adjusted for sex, smoker, and table ratings, the younger adjusted Age is subtracted from the older adjusted Age. The difference is used to determine an adjusted Age add-on.

      DIFFERENCE IN       ADD TO YOUNGER         DIFFERENCE IN         ADD TO YOUNGER
      ADJUSTED AGE         ADJUSTED AGE          ADJUSTED AGE           ADJUSTED AGE
      -------------       --------------         -------------         --------------
           0                     0                  40-44                   12
           1-2                   1                  45-47                   13
           3-4                   2                  48-50                   14
           5-6                   3                  51-53                   15
           7-9                   4                  54-56                   16
          10-12                  5                  57-60                   17
          13-15                  6                  61-64                   18
          16-18                  7                  65-69                   19
          19-23                  8                  70-75                   20
          24-28                  9                  76-82                   21
          29-34                 10                  83-91                   22
          35-39                 11                  92-100                  23

  e. Add the Age add-on factor from Step d to the younger adjusted Age. This is the Joint Equal Age, or JEA.

EXAMPLE: Assuming a male smoker, Age 65, and a female nonsmoker, Age 55, Table D substandard rating, JEA is calculated as follows:

                                           MALE FEMALE
                                           ---- ------
      Age                                   65    55
      Step a--Smoker Age Adjustment         71    55
      Step b--Sex Age Adjustment            71    50
      Step c--Table Rating Age Adjustment   71    58
      Step d--Subtract Younger from Older              71-58=13
      Step e--Add Adjusted Age Add-On                  58+6=64 JEA

                                   APPENDIX B

                     RATES PER $1000 OF INITIAL FACE AMOUNT

                             FACE AMOUNT                                            FACE AMOUNT
JOINT                         COMPONENT            JOINT                             COMPONENT
EQUAL                        OF M&E RISK           EQUAL                            OF M&E RISK
 AGE        TARGET             CHARGE               AGE            TARGET             CHARGE
-----       ------           -----------           -----           ------           -----------
 15          2.28               0.051                58            16.74               0.208
 16          2.35               0.052                59            18.04               0.230
 17          2.43               0.053                60            19.35               0.253
 18          2.50               0.054                61            20.64               0.275
 19          2.57               0.055                62            21.89               0.298
 20          2.65               0.056                63            23.08               0.320
 21          2.73               0.056                64            24.20               0.341
 22          2.81               0.057                65            25.26               0.362
 23          2.89               0.058                66            26.25               0.382
 24          2.98               0.059                67            27.20               0.401
 25          3.07               0.060                68            28.12               0.420
 26          3.16               0.061                69            29.00               0.439
 27          3.25               0.062                70            29.87               0.457
 28          3.35               0.063                71            30.73               0.475
 29          3.45               0.064                72            31.59               0.492
 30          3.55               0.065                73            32.46               0.510
 31          3.66               0.066                74            33.35               0.528
 32          3.77               0.067                75            34.26               0.547
 33          3.88               0.068                76            35.19               0.566
 34          4.04               0.069                77            36.14               0.585
 35          4.21               0.070                78            37.09               0.605
 36          4.38               0.072                79            38.06               0.626
 37          4.56               0.073                80            39.04               0.647
 38          4.75               0.074                81            40.02               0.668
 39          4.95               0.075                82            41.01               0.689
 40          5.15               0.076                83            42.00               0.711
 41          5.37               0.078                84            43.00               0.733
 42          5.59               0.079                85            44.00               0.756
 43          5.82               0.080                86            45.00               0.778
 44          6.20               0.082                87            46.00               0.801
 45          6.60               0.085                88            47.00               0.824
 46          7.03               0.087                89            48.00               0.848
 47          7.49               0.090                90            49.00               0.871
 48          7.98               0.093                91            50.00               0.895
 49          8.50               0.097                92            51.00               0.919
 50          9.05               0.102                93            52.00               0.944
 51          9.64               0.107                94            53.00               0.968
 52         10.27               0.113                95            54.00               0.993
 53         10.94               0.120                96            55.00               1.018
 54         11.94               0.134                97            56.00               1.044
 55         13.03               0.150                98            57.00               1.069
 56         14.21               0.168                99            58.00               1.095
 57         15.45               0.188               100            59.00               1.121

                                   APPENDIX C

                           DEATH BENEFIT PERCENTAGES

 AGE    PERCENTAGE   AGE   PERCENTAGE   AGE   PERCENTAGE    AGE    PERCENTAGE
 ----   ----------   ---   ----------   ---   ----------   -----   ----------
 0-40      250%      50       185%      60       130%       70        115%
   41      243       51       178       61       128        71        113
   42      236       52       171       62       126        72        111
   43      229       53       164       63       124        73        109
   44      222       54       157       64       122        74        107
   45      215       55       150       65       120       75-90      105
   46      209       56       146       66       119        91        104
   47      203       57       142       67       118        92        103
   48      197       58       138       68       117        93        102
   49      191       59       134       69       116       >93        101

                                  APPENDIX D

                          DEATH BENEFIT FACTOR TABLE

RATE PER $1.00 OF FACE AMOUNT

 JOINT
 EQUAL
  AGE                                         POLICY YEARS*
 -----  -----------------------------------------------------------------------------------------
          5    10    15    20    25    30    35    40    45    50    55    60    65    70    75+
        ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- -----
 15     1.000 1.000 1.000 1.001 1.002 1.005 1.010 1.022 1.048 1.102 1.210 1.415 1.702 1.957 2.000
 20     1.000 1.000 1.001 1.002 1.004 1.009 1.021 1.046 1.100 1.207 1.411 1.700 1.957 2.000 2.000
 25     1.000 1.000 1.001 1.003 1.008 1.019 1.044 1.097 1.204 1.408 1.697 1.956 2.000 2.000 2.000
 30     1.000 1.001 1.003 1.007 1.018 1.042 1.094 1.200 1.404 1.694 1.955 2.000 2.000 2.000 2.000
 35     1.000 1.002 1.006 1.016 1.039 1.091 1.197 1.400 1.692 1.954 2.000 2.000 2.000 2.000 2.000
 40     1.001 1.005 1.014 1.036 1.087 1.192 1.395 1.688 1.953 2.000 2.000 2.000 2.000 2.000 2.000
 45     1.002 1.011 1.032 1.081 1.185 1.388 1.682 1.952 2.000 2.000 2.000 2.000 2.000 2.000 2.000
 50     1.006 1.025 1.072 1.174 1.376 1.674 1.949 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
 55     1.015 1.058 1.157 1.358 1.660 1.945 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
 60     1.035 1.128 1.327 1.636 1.936 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
 65     1.079 1.274 1.595 1.920 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
 70     1.175 1.519 1.891 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
 75     1.357 1.822 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
 80     1.620 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
 85     1.894 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
 90     1.969 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
 95     2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000
 99     2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000 2.000

* Factors are portrayed for both Joint Equal Ages and Policy Anniversaries, at five year intervals. See your Policy for one year increments in Death Benefit factors.

                           [LOGO of PACIFIC SELECT]

              Issued By                      Principal Underwriter
Pacific Mutual Life Insurance Company  Pacific Mutual Distributors, Inc.
      700 Newport Center Drive                Member: NASD & SIPC
            P.O. Box 9000                  700 Newport Center Drive
   Newport Beach, California 92660               P.O. Box 9000
                                         Newport Beach, California 92660

                                 Sponsored by:

                           [LOGO of PACIFIC SELECT]
 PACIFIC MUTUAL LIFE INSURANCE COMPANY 700 NEWPORT CENTER DRIVE NEWPORT BEACH,
                                    CA 92660

                                Distributed by:

                           [LOGO of PACIFIC SELECT]
                       Pacific Mutual Distributors, Inc.
                               Member NASD & SIPC
     700 NEWPORT CENTER DRIVE, NB-3 NEWPORT BEACH, CA 92660 1-800-800-7681

FORM NO.

PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet.
     The cross-reference sheet.
     The Prospectus consisting of 97 pages (including illustrations).
     The undertaking to file reports.
     Notice pursuant to Paragraph (b)(13)(i) under Rule 6e-3(T).
     Representation pursuant to Section 26(e) of the Investment Company Act of 1940.
     The signatures.

The following exhibits:

  1.  (1)   Resolution of the Board of Directors of the Depositor dated November
            22, 1989 and copies of the Memoranda concerning Pacific Select Exec
            Separate Account dated May 12, 1988 and January 26, 1993.
      (2)   Inapplicable
      (3)   (a)  Distribution Agreement Between Pacific Mutual Life Insurance
                 Company and Pacific Equities Network
            (b)  Form of Selling Agreement Between Pacific Equities Network and
                 Various Broker-Dealers
      (4)   Inapplicable
      (5)   (a)  Last Survivor Flexible Premium Variable Life Insurance
                 Policy (Form 97-56)
            (b)  Accelerated Living Benefit Rider (Form R92-ABR)
            (c)  Policy Split Option Rider (Form R94-PSO)
            (d)  Last Survivor Added Protection Benefit (Form R96-LSAPB)
            (e)  Individual Annual Renewable Term Rider (Form R96-ART)
            (f)  Enhanced Policy Split Option Rider (Form R96-EPSO)
      (6)   (a)  Articles of Incorporation of Pacific Mutual Life Insurance
                 Company
            (b)  Bylaws of Pacific Mutual Life Insurance Company
      (7)   Inapplicable
      (8)   Inapplicable
      (9)   Participation Agreement between Pacific Mutual Life Insurance
            Company and Pacific Select Fund
      (10)  Applications and General Questionnaire

  2.  See Exhibit 1.(5)

  3. Form of Opinion and consent of legal officer of Pacific Mutual as to legality of Policies being registered

  4.  Inapplicable

  5.  Inapplicable

  6.  (a)   Consent of Independent Accountants
      (b)   Consent of Dechert Price & Rhoads

  7.  Opinion of Actuary

  8.  Memorandum Describing Issuance, Transfer, and Redemption Procedures

  9.  Powers of Attorney

UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

     Pacific Mutual Life Insurance Company and Registrant represent that the fees and charges to be deducted under the Variable Life Insurance Policy ("Policy") described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed in connection with the Policy.

SIGNATURES

     Pursuant to the requirements of the Securities act of 1933, Pacific Mutual Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Newport Beach, and State of California, on this 24th day of January, 1997.

                                       PACIFIC MUTUAL LIFE INSURANCE COMPANY
                                       (Depositor)


                                  BY:  _____________________________________
                                       Thomas C. Sutton*
                                       Chairman & Chief Executive Officer



*BY:  /s/DAVID R. CARMICHAEL
      David R. Carmichael
      as attorney-in-fact


(Power of attorney is contained as Exhibit 9 of this Registration Statement on Form S-6EL24 of Pacific Select Exec Separate Account.)

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Pacific Select Exec Separate Account of Pacific Mutual Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Newport Beach, and State of California, on this 24th day of January, 1997.

                                       PACIFIC SELECT EXEC SEPARATE ACCOUNT
                                       (Registrant)

                                  BY:  PACIFIC MUTUAL LIFE INSURANCE COMPANY
                                       (Depositor)

                                  BY:  _____________________________________
                                       Thomas C. Sutton*
                                       Chairman & Chief Executive Officer


*BY:  /s/DAVID R. CARMICHAEL
      David R. Carmichael
      as attorney-in-fact



(Power of Attorney is contained as Exhibit 9 of this Registration Statement on Form S-6EL24 of Pacific Select Exec Separate Account.)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


Signature                              Title              Date

Thomas C. Sutton*             Director, Chairman          ____________, 1997
                              of the Board and
                              Chief Executive Officer

Glenn S. Schafer*             President                   ____________, 1997

Edward Byrd*                  Vice President and
                              Controller                  ____________, 1997

Harry G. Bubb*                Director and                ____________, 1997
                              Director Emeritus

Richard M. Ferry*             Director                    ____________, 1997

Donald E. Guinn*              Director                    ____________, 1997

Ignacio E. Lozano, Jr.*       Director                    ____________, 1997

Charles A. Lynch*             Director                    ____________, 1997

Dr. Allen W. Mathies, Jr.*    Director                    ____________, 1997

Charles D. Miller*            Director                    ____________, 1997

Donn B. Miller*               Director                    ____________, 1997

Jacqueline C. Morby*          Director                    ____________, 1997

J. Fernando Niebla*           Director                    ____________, 1997

Susan Westerberg Prager*      Director                    ____________, 1997

Richard M. Rosenberg*         Director                    ____________, 1997

James R. Ukropina*            Director                    ____________, 1997

Raymond L. Watson*            Director                    ____________, 1997

*BY: /s/DAVID R. CARMICHAEL                                  January 24, 1997
David R. Carmichael
as attorney-in-fact



(Powers of Attorney are contained as Exhibit 9 of this Registration Statement on Form S-6EL24 of Pacific Select Exec Separate Account.)